UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June 2019

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-229697) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2019

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Managing Director, Head of Documentation & Corporate Secretary Department,
Corporate Administration Division

English Translation of Excerpts from Securities Report Filed in Japan

This document is an English translation of selected information included in the Securities Report for the fiscal year ended March 31, 2019 filed by Mitsubishi UFJ Financial Group, Inc. (“MUFG” or “we”) with the Kanto Local Financial Bureau, the Ministry of Finance of Japan, on June 27, 2019 (the “Securities Report”). An English translation of certain information included in the Securities Report was previously submitted in a report on Form 6-K dated May 15, 2019. Accordingly, this document should be read together with the previously submitted report.

The Securities Report has been prepared and filed in Japan in accordance with applicable Japanese disclosure requirements as well as generally accepted accounting principles in Japan (“J-GAAP”). There are significant differences between J-GAAP and generally accepted accounting principles in the United States. In addition, the Securities Report is intended to update prior disclosures filed by MUFG in Japan and discusses selected recent developments in the context of those prior disclosures. Accordingly, the Securities Report may not contain all of the information that is important to you. For a more complete discussion of the background to information provided in the Securities Report disclosure, please see our annual report on Form 20-F for the fiscal year ended March 31, 2018 and other reports filed with or submitted to the U.S. Securities and Exchange Commission by MUFG.

Risks Relating to Our Business

We have described below the major matters that we believe may have a material impact on your investment decision with respect to risks to our business, as well as other risks. In addition, to proactively disclose information to investors, we have described matters that do not necessarily correspond to such risk factors, but that we believe are material to you in making an investment decision. We will, with the understanding that these risks may occur, endeavor to avoid the occurrence of such risks and to address such risks if they occur.

This section contains forward-looking statements, which unless specifically described otherwise, reflect our understanding as of the date of filing of this annual securities report.

1.	Risks relating to our recently completed and planned acquisitions, investments and capital alliances

As a strategic measure implemented in an effort to become the world’s most trusted financial group, we acquire businesses, make investments and enter into capital alliances globally. We may continue to pursue opportunities to acquire businesses, make investments and enter into capital alliances. However, our acquisition, controlling interests, investments and capital alliances may not proceed as planned or may be changed or dissolved, we may not achieve the synergies or other results that we expected, or we may incur impairment or valuation losses on securities acquired or intangible assets, including goodwill, recorded in connection with such business acquisitions, investments or business alliances, because of unanticipated changes in the industries our acquirees, investees or alliance partners belong to, changes in the laws and regulations or accounting standards that relate to our acquirees, investees or alliance partners, stagnation of the economy, changes to the strategies or financial condition of our acquirees, investees or alliance partners, and inability to obtain regulatory approvals. Such circumstances may adversely affect our business strategies, financial condition and results of operations.

2.	Risks relating to our strategic alliance with Morgan Stanley

(1)	Risks relating to our strategic alliance

As a result of our voluntary conversion on June 30, 2011 of the convertible preferred stock previously issued to us by Morgan Stanley (the “Conversion”), we hold shares of common stock (representing 22.4% of the voting rights immediately following the Conversion and 24.0% as of March 31, 2019) in Morgan Stanley and continue to hold certain non-convertible (non-voting) preferred stock previously issued to us by Morgan Stanley. In addition, we have entered into a strategic alliance with Morgan Stanley to, among other things, jointly manage a securities business joint venture in Japan and to cooperate with each other in the corporate finance business in the United States.

Even though we entered into the strategic alliance anticipating future benefits from collaboration with Morgan Stanley, and we intend to further strengthen the alliance, if the social, economic and financial environment proves contrary to the assumptions on which our strategic decisions were based, or if our collaboration of personnel, products and services or the formation and implementation of the joint venture’s management, controls or business strategies are not realized as planned, we may not be able to achieve the synergy and other results that we expected from the strategic alliance.

If our strategic alliance with Morgan Stanley is terminated, it may adversely affect our business strategies, financial condition and results of operations. In addition, even though we have made a large investment in Morgan Stanley and hold substantial voting rights in Morgan Stanley, we are a non-controlling shareholder, and we cannot control Morgan Stanley’s business, nor can we make decisions with respect to Morgan Stanley. If Morgan Stanley makes independent decisions that are not consistent with our interests, we may not be able to achieve the goals initially expected from our strategic alliance with Morgan Stanley. In addition, even though we are not a controlling shareholder, because of our large investment in Morgan Stanley, if Morgan Stanley’s financial condition or results of operations deteriorate, we may incur substantial investment losses and it may damage our reputation.

(2)	Effects of equity method of accounting

Following the Conversion on June 30, 2011, our voting rights in Morgan Stanley increased to approximately 22.4%, and we appointed a second representative to Morgan Stanley’s board of directors in July 2011. Morgan Stanley subsequently became our affiliated company accounted for under the equity method.

As a result of Morgan Stanley becoming our affiliated company accounted for under the equity method, Morgan Stanley’s results of operations or changes in our ownership interest in Morgan Stanley will have a larger impact on our results of operations as the amount of Morgan Stanley’s income or loss in proportion to our shareholding ratio is recognized as income or loss from investments in affiliates in our statements of income, and changes in our ownership interest in Morgan Stanley resulting from changes in our shareholder ratio in Morgan Stanley caused by increases or decreases in Morgan Stanley’s outstanding shares will be recognized as gains or losses in our statements of income.

3.	Risks relating to our equity portfolio

We hold large amounts of marketable equity securities, including those held for strategic investment purposes. If stock prices decline due to factors, such as the acceleration of the trend toward further reduction of risk assets on a global basis, changes in governmental monetary and economic policies, and other general economic trends, as well as deterioration of operating results of our investees, our portfolio of equity securities will incur impairment losses or valuation losses, which will adversely affect our financial condition and results of operations and may also decrease our capital ratios and other regulatory ratios.

4.	Risks relating to our lending business

(1)	Status of our problem loans and credit costs

Our problem loans and credit costs may increase in the future due to deterioration of domestic and foreign economies, fluctuations in oil and other commodity prices, declines in real estate and stock prices, changes in the financial condition of our borrowers or in the global economic environment and other factors, which, as a result, may adversely affect our financial condition and results of operations and may result in a decrease in our capital ratios.

(2)	Status of our allowance for credit losses

Our allowance for credit losses is based on assumptions and estimates of the condition of borrowers, the value of the collateral provided and the economy as a whole. Our actual loan losses may be different from the assumptions and estimates made at the time of the provision for credit losses, causing our actual loan losses to be significantly larger than our allowance. This may result in situations where our allowance is insufficient. In addition, because of a deterioration of the economy in general, we may be required to change the assumptions and estimates that we initially made. We may also need to increase our provision for credit losses due to a decrease in the value of collateral or other unforeseen reasons.

(3)	Status of troubled borrowers

We have borrowers that are experiencing financial difficulties. Some of these borrowers are rehabilitating their businesses through legal proceedings or voluntary restructurings (e.g., Turnaround ADR (alternative dispute resolution)) that include debt forgiveness.

This has adversely affected our problem loan issue. If the borrowers are not successful in their rehabilitation because of the deterioration in the economy, heightened competition in the borrowers’ industry or the termination of or decrease in support provided by other creditors, they may become distressed again. If the financial distress that these borrowers face or other problems continue or expand or we are required to forgive our debt, our credit costs will increase and this may adversely affect our problem loan issue.

(4)	Our response to borrowers

Even if a borrower defaults, based on the efficiency and effectiveness of collecting on loans and other factors, we may not exercise all of our legal rights as a creditor against the borrower.

In addition, if we determine that it is reasonable, we may forgive debt or provide additional loans or equity capital to support borrowers. If such support is provided, our outstanding loans would increase significantly, our credit costs may increase and the stock price of the additional equity purchased may decline.

(5)	Difficulty in exercising our rights with respect to collateral

Because of the illiquidity and decreases in prices in the real estate market and the decreases in prices of securities, we may not be able to monetize the real estate and securities that we hold as collateral or enforce our rights on these assets as a practical matter.

(6)	Concentration of loan and other credit exposures to particular industries and counterparties

When we make loans and other extensions of credit, we seek to diversify our portfolio to avoid any concentration of exposure to a particular industry or counterparty. However, our credit exposures to the energy and real estate industries are relatively high in comparison to other industries. While we continue to monitor and respond to changes in circumstances and other developments relating to particular industries and individual counterparties, their credit quality may deteriorate to an extent greater than expected due to changes in economic conditions in Japan and other countries and fluctuations in oil and other commodity prices and real estate prices. As a result, our credit costs may increase, adversely affecting our financial condition and results of operations.

(7)	Other factors that can affect our problem loan issues

①

If interest rates rise in the future, the resulting decrease in the price of the bonds we hold, including Japanese government bonds, change in our credit spread or increase in problem loans to borrowers that cannot bear the increase in interest payments may adversely affect our financial condition and results of operations.

②

Significant fluctuations in foreign exchange rates could result in increases in costs, decreases in sales, valuation losses on foreign exchange derivatives (such as currency options) and other adverse financial consequences affecting our borrowers’ results of operations, as well as borrowers losing financial resources to settle such derivative transactions. In such cases, our problem loans could increase, which increase could adversely affect our financial condition and results of operations.

③

If our problem loans increase, mainly from borrowers facing increases in costs, including purchasing and transporting costs due to increases in raw material prices like oil and steel, who cannot add these additional costs to their final sales price, or from borrowers whose results of operations are negatively impacted by declining oil and other commodity prices, this may adversely affect our financial condition and results of operations.

④

Declining asset quality and other financial problems may continue to exist at some domestic and foreign financial institutions, including banks, non-bank lending and credit institutions, securities companies and insurance companies, and these problems may worsen or these problems may arise again as new issues. If the financial difficulties of these financial institutions continue, worsen or arise, this may lead to liquidity and solvency problems for them and may adversely affect us for the following reasons:

•	we have credit extended to some financial institutions;

•	we are shareholders of some financial institutions;

•	we may be requested to participate in providing support to distressed financial institutions;

•

financial institutions that face problems may terminate or reduce financial support to borrowers. As a result, it may cause these borrowers to become distressed or our problem loans to these borrowers to increase;

•

if the government elects to provide regulatory, tax, funding or other benefits to financial institutions that the government controls to strengthen their capital, increase their profitability or for other purposes, it may adversely affect our competitiveness against them;

•	our deposit insurance premiums may rise if deposit insurance funds prove to be inadequate;

•	bankruptcies or government control of financial institutions may generally undermine the confidence of depositors in, or adversely affect the overall environment for, financial institutions; and

•	negative or adverse media coverage of the banking industry, regardless of its accuracy and applicability to us, may harm our reputation and market confidence.

5.	Risks relating to our financial markets operations

We undertake extensive financial market operations involving a variety of financial instruments, including derivatives, and hold large volumes of such financial instruments. As a result, our financial condition and results of operations are subject to the risks relating to these operations and holdings. The primary risks are fluctuations in interest rates in and outside of Japan, foreign currency exchange rates and securities prices. For example, an increase in interest rates in and outside of Japan may adversely affect the value of our fixed income securities portfolio. Specifically, interest rates may increase in the event that Japanese government bonds decline in value due to such factors as a heightened market expectation for tapering, cessation or revision of the “quantitative and qualitative monetary easing with yield curve control” program in response to further progress in the anti-deflation measures in Japan and a decline in confidence in Japan’s fiscal health and sovereign creditworthiness, or in the event that interest rates on U.S. Treasury securities rise due to such factors as changes in the monetary policy of the Federal Reserve Board. If interest rates in and outside of Japan rise for these or other reasons, we may incur significant losses on sales of, and valuation losses on, our government bond portfolio. In addition, an appreciation of the Japanese yen will cause the value of our foreign currency-denominated investments on our financial statements to decline and may cause us to recognize losses on sales or valuation losses. We manage market risk, which is the risk of incurring losses due to various market changes including interest rates in and outside of Japan, foreign currency exchange rates and securities prices, by separating market risk into “general market risk” and “specific risk.” General market risk is the risk of incurring losses due to changes in overall markets, while specific risk is the risk of incurring losses due to changes in the prices of individual financial instruments, including stocks and bonds, which fluctuate separately from changes in the overall direction of the market. To measure these risks, we use a method that statistically estimates how much the market value of our portfolio may decline over a fixed period of time in the future based on past market changes, and we consider the sum of our general market risk and specific risk calculated by this method as our market risk exposure. However, because of its inherent nature, our market risk exposure calculated in this manner cannot always reflect the actual risk that we face, and we may realize actual losses that are greater than our estimated market risk exposure.

In addition, if the “quantitative and qualitative monetary easing with yield curve control” program is maintained in Japan for an extended period, or if the negative interest rate is lowered from the current level, market interest rates may decline further, and the yield on the Japanese government bonds and other financial instruments that we hold may also decline. Furthermore, if short-term interest rates rise to a larger extent than long-term interest rates in the United States due to the monetary policy of the Federal Reserve Board, concerns over the U.S. economic outlook or other reason, our interest income may be adversely affected.

Furthermore, we may voluntarily modify, or may be required by changes in accounting rules or otherwise to modify, the valuation method and other accounting treatment we apply to the financial instruments we hold in connection with our markets operations. In such case, our results of operations may be adversely affected.

6.	Risks relating to foreign exchange rate

Our business operations are impacted by fluctuations in the foreign currency exchange rate. If foreign exchange rates fluctuate against the Japanese yen, the Japanese yen translation amounts of assets and liabilities of MUFG Americas Holdings Corporation (including its bank subsidiary, MUFG Union Bank, N.A.), a major overseas subsidiary of MUFG Bank, and our other overseas subsidiaries, which are denominated in foreign currencies, will also fluctuate. In addition, some of our assets and liabilities are denominated in foreign currencies. To the extent that our foreign currency-denominated assets and liabilities are not matched in the same currency or appropriately hedged, fluctuations in foreign currency exchange rates against the Japanese yen may adversely affect our financial condition, including capital ratios, and results of operations.

7.	Risks relating to a deterioration of our funding operations following a downgrade of our credit ratings

A downgrade of our credit ratings by one or more of the credit rating agencies may adversely affect our financial market operations and other aspects of our business. In the event of a downgrade of our credit ratings, we may have to accept less favorable terms in our financial market transactions with counterparties or may be unable to enter into some transactions. A downgrade may also adversely affect our capital raising and funding activities. If the events described above occur, this will adversely affect the profitability of our financial market and other operations and adversely affect our financial condition and results of operations.

8.	Risks relating to failures to achieve certain business plans or operating targets

We have been implementing various business strategies on a global basis in order to strengthen our profitability. However, our financial condition and results of operations may adversely affected should these strategies not succeed or produce the results we initially anticipated, or should we be required to change these strategies, because of various factors, including:

•	the volume of loans made to highly rated borrowers does not increase as anticipated;

•	our income from interest spreads on the existing loans does not improve as anticipated;

•

our loan interest spread further narrows as a result of the “quantitative and qualitative monetary easing with yield curve control” program being maintained in Japan for an extended period or the negative interest rate being lowered from the current level;

•	the increase in fee income that we are aiming to achieve is not achieved as anticipated;

•	our strategy to expand overseas operations is not achieved as anticipated;

•	our strategy to build a business infrastructure for new services through digitalization or otherwise as anticipated;

•	our strategy to improve financial and operational efficiencies does not proceed as anticipated;

•

customers and business opportunities are lost, costs and expenses significantly exceeding our expectations are incurred, or our strategies to increase efficiency or system integration plans are not achieved as expected, because of delays in the ongoing or planned intra-group integration or reorganization of our operations; and

•

our investees encounter financial and operational difficulties, they change their strategies, or they decide that we are no longer an attractive alliance partner, and as a result, they no longer desire to be our partner or they terminate or scale down the alliance with us, or the alliance with an investee is terminated or scaled down due to deterioration in our financial condition.

9.	Risks accompanying the expansion of our operations and the range of products and services

We are expanding the range of our business operations, including those of our subsidiaries and affiliates, on a global basis to the extent permitted by applicable laws and regulations and other conditions. As we expand the range of our business operations, we will be exposed to new and increasingly complex risks. There may be cases where our experience with the risks relating to such expanded business operations is non-existent or limited. With respect to operations that are subject to volatility in the business environment, while large profits can be expected on the one hand, there is a risk of incurring large losses on the other. With respect to such expanded business operations, if we do not have appropriate internal control and risk management systems in place and also do not have sufficient capital commensurate with the associated risks, our financial condition and results of operations may be adversely affected. Furthermore, if the expansion of our business operations does not proceed as expected, or if the profitability of such business operations is adversely affected by intense competition, we may not succeed in our efforts to expand our range of business operations.

10.	Risks relating to the exposures to emerging market countries

We are active in countries in Asia, Latin America, Central and Eastern Europe, the Middle East and other emerging market countries through a network of branches and subsidiaries and are exposed to a variety of credit and market risks associated with these countries. For example, depreciation of local currencies in these countries may adversely affect the creditworthiness of some of our borrowers in these countries. The loans we have made to borrowers in these countries are often denominated in U.S. dollars, Euro or other foreign currencies. These borrowers often do not hedge the loans to protect against fluctuations in the values of local currencies, and the depreciation of the local currency may make it difficult for borrowers to pay their debts to us and other lenders. In addition, some of these countries in which we operate may attempt to support the value of their currencies by raising domestic interest rates. If this happens, the borrowers in these countries would have to devote more of their resources to repaying their domestic obligations, which may adversely affect their ability to repay their debts to us and other foreign lenders. If these issues and related issues result in limited credit availability, it will adversely affect economic conditions in some countries and cause further deterioration of the credit quality of borrowers and banks in those countries, and as a result, it may cause us to incur losses.

In addition, in each country and region, we are exposed to risks specific to that country and region and risks that are common, including political and social instability, terrorism and other conflicts, which may cause us to incur losses or suffer other adverse effects.

11.	Risks relating to MUFG Americas Holdings

Any adverse changes to the business or management of MUFG Americas Holdings, one of our major overseas subsidiaries, may negatively affect our financial condition and results of operations. Factors that may negatively affect MUFG Americas Holdings’ financial condition and results of operations include adverse economic conditions, including a downturn in the real estate and housing industries in the United States, particularly in California, substantial competition in the banking market in the United States, uncertainty over the U.S. economy, the threat of terrorist attacks, fluctuating prices of oil and other natural resources and additional credit costs incurred as a result of such fluctuations, sudden fluctuations in interest rates, restrictions due to U.S. financial regulations, losses from litigation, credit rating downgrades and declines in stock prices of our borrowers, bankruptcies of companies that may occur because of these factors and costs arising because of internal control weaknesses and an inadequate compliance framework at MUFG Americas Holdings and its subsidiaries.

12.	Risks relating to Krungsri or Bank Danamon

Any adverse changes to the business or management of Bank of Ayudhya Public Company Limited, or Krungsri, or PT Bank Danamon Indonesia, Tbk, or Bank Danamon, our major overseas subsidiaries, may negatively affect our financial condition and results of operations. Factors that may negatively affect financial condition and results of the operations of these subsidiaries include:

•

adverse economic conditions, substantial competition in the banking industry, volatile political and social conditions, natural disasters including floods, terrorism and armed conflicts, restrictions under applicable financial systems and regulations, or significant fluctuations in interest rates, currency exchange rates, stock prices or commodity prices, in Southeast Asia, particularly in their respective home markets,

•

the business performance of companies making investments in and entering into markets in the Southeast Asian region, as well as the conditions of economies, financial systems, laws and financial markets in the countries where such companies primarily operate,

•	losses from legal proceedings involving them,

•	credit rating downgrades and declines in stock prices of their borrowers, and bankruptcies of their borrowers resulting from such factors,

•	defaults on their loans to individuals, and

•	costs incurred due to weaknesses in their or any of their subsidiaries’ internal controls and regulatory compliance systems.

13.	Risks relating to our consumer lending business

We have subsidiaries and affiliates in the consumer finance industry as well as loans outstanding to consumer finance companies. The results of recent court cases, including the strict interpretation of the requirements for deemed payment, or “minashi bensai,” have made a borrower’s claim for reimbursement of previously collected interest payments in excess of the limits stipulated by the Interest Rate Restriction Law easier, and as a result, there have been a significant number of such claims. In addition, beginning in December 2007, amendments to the Law Concerning Lending Business came into effect in phases, and in June 2010, amendments abolishing the deemed payment system and limiting the total amount that individuals can borrow, among others, became effective. At the same time, an amendment to the Law Concerning Acceptance of Investment, Cash, Deposit and Interest Rate, etc. became effective, reducing the maximum permissible interest rate under a loan agreement from 29.2% per annum to 20% per annum. The business environment for the consumer finance industry continues to require close monitoring as a large number of consumer finance companies, including major consumer finance companies, have failed. If our subsidiaries and affiliates in the consumer finance industry are adversely affected by various factors including those described above, our financial condition and results of operations may be adversely affected. In addition, if our borrowers in the consumer finance industry are adversely affected by the factors described above, our loans to the consumer finance companies may be impaired.

14.	Risks relating to losses affected by a global economic downturn and the recurrence of a financial crisis

Although economic conditions in the United States remained stable, with domestic consumption being the primary driver of the economy, after the cessation of the central bank’s quantitative easing program, uncertainty still remains because of such factors as concerns over the possible negative impact on international trade resulting from changes in the trade policies of various countries and regions, concerns relating to the negotiations on the United Kingdom’s withdrawal from the European Union, and the slowing economic growth in China in the midst of a shift in the government’s economic policy and the economic stagnation in emerging countries and commodity-exporting countries caused by China’s economic slowdown, as well as the political turmoil in various regions around the world. If the economic environment deteriorates again, our investment and loan portfolios could be adversely affected. For example, declines in the market prices of the securities that we own may increase our losses. In addition, changes in the credit market environment may be a factor in causing our borrowers to experience financial problems or to default, which may result in an increase in problem loans and credit costs. Furthermore, factors including a decline in the market prices of securities and limited availability of credit in the capital markets will reduce the creditworthiness of domestic and foreign financial institutions and cause them capital adequacy or liquidity problems, which may increase the number of these institutions being forced into bankruptcies or liquidation. If this happens, we would incur losses with respect to transactions with these financial institutions and our financial condition and results of operations may be adversely affected. In addition, if any instability in the markets, because of another global financial crisis causing the global debt, equity and foreign currency exchange markets to fluctuate significantly, has a long term impact on the global economy, the adverse effect on us may be more severe.

In addition, a substantial portion of the assets on our balance sheet are financial instruments that we carry at fair value. Generally, we establish the fair value of these instruments by relying on quoted market prices. If the value of these financial instruments declines, a corresponding impairment may be recognized in our statements of income. In the event of another global financial crisis or recession, there may be circumstances where quoted market prices of financial instruments have declined significantly or were not properly quoted. These significant fluctuations in the market or market malfunctions may have an adverse effect on the fair value of our financial instruments.

Furthermore, with respect to the accounting treatment of the fair value of financial instruments, if the treatment is amended in the future, it may adversely affect the fair value of our financial instruments.

15.	Risks relating to external circumstances or events (such as conflicts, terrorist attacks and natural disasters)

As a major financial institution incorporated in Japan and operating in major international financial markets, our business operations, ATMs and other information technology systems, personnel, and facilities and other physical assets are subject to the risks of earthquakes, typhoons, floods and other natural disasters, terrorism and other political and social conflicts, abduction, health epidemics, and other disruptions caused by external events, which are beyond our control. As a consequence of such external events, we may be required to incur significant costs and expenses for remedial measures or compensation to customers or transaction counterparties for resulting losses. We may suffer loss of facility and human and other resources. We may also suffer loss of business. In addition, such external events may have various other significant adverse effects, including deterioration in economic conditions, declines in the business performance of our borrowers and decreases in stock prices, which may result in higher credit costs or impairment or valuation losses on the financial instruments we hold. These effects could materially and adversely affect our business, operating results and financial condition.

As with other Japanese companies, we are exposed to heightened risks of large-scale natural disasters, particularly earthquakes. In particular, a large-scale earthquake occurring in the Tokyo metropolitan area could result in market disruptions or significant damage to or losses of tangible or human assets relating to our business and counterparties because many of our important business functions and many of the major Japanese companies and financial markets are located in the area. In addition, such earthquake could cause longer-term economic slowdown and a downgrade of Japan’s sovereign credit rating due to increases in government spending for disaster recovery measures.

Our risk management policies and procedures may be insufficient to address the consequences of these external events, resulting in our inability to continue to operate a part or the whole of our business. In addition, our redundancy and backup measures may not be sufficient to avoid a material disruption in our operations, and our contingency and business continuity plans may not address all eventualities that may occur in the event of a material disruption caused by a large-scale natural disaster such as the March 2011 Great East Japan Earthquake, which led to tsunamis, soil liquefaction and fires, as well as electricity power supply shortages and electricity power conservation measures.

16.	Risks relating to our systems

Our information and communications systems constitute a critical part of our business operations. We rely on these systems to provide our customers with services through the Internet and ATMs and also as the core infrastructure for our business operations and accounting system. In addition to external factors such as wars (including serious political instability), terrorist activities, earthquakes, severe weather conditions, floods, health epidemics, and other natural disasters and events, human errors, equipment malfunctions, power loss, defects in services provided by third parties such as communications service providers, and failure to appropriately deal with technological advances and new systems and tools may also cause failures of, or flaws in, the information and communications systems, which may lead to errors and delays in transactions, information leakage and other adverse consequences. In addition, we may be unable to enhance our financial transaction management systems as required under increasingly stricter regulations applicable to financial institutions. Furthermore, our system development or improvement projects, many of which are critical to our ability to operate in accordance with market and regulatory standards, may not be completed as planned due to the complexity and other difficulty relating to such projects. Such failures and inability, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damage caused by such suspension, subject us to administrative sanctions, result in our incurring additional costs to deal with the consequences of these events, diminish confidence in us, or harm our reputation, which could in turn adversely affect our business, financial condition and results of operations.

17.	Risks relating to cyber-attacks

Our information and communications systems (including our own proprietary systems as well as those third-party systems which are provided for our use or to which our systems are connected), constitute a core infrastructure for our accounting and other business operations. Cyber-attacks, unauthorized access and computer viruses could cause disruptions to and malfunctions of such systems and result in unintended releases of information stored in the systems and other adverse consequences. Such consequences, if serious, could lead to the suspension of our business operations and financial losses such as those incurred in connection with compensation for damage caused by such suspension, diminish confidence in us, harm our reputation, subject us to administrative sanctions, or result in our incurring additional costs to deal with the consequences. Moreover, significant financial, human and other resources may be required, or our operations may otherwise be restricted, in order to design, implement and enhance measures to manage risks relating to cyber-attacks, unauthorized access and computer viruses or comply with regulatory requirements. These consequences could in turn adversely affect our business, financial condition and results of operations.

18.	Risks relating to competitive pressures

Competition in the financial services industry may further intensify due to the integration and reorganization of regional financial institutions in Japan and other financial service providers, and enhanced competitive strength of U.S. and European financial institutions, as well as the increase in the number of non-financial institutions entering the financial services industry with alternative services such as electronic settlement services as a result of development of new technologies such as artificial intelligence, or AI, and blockchain. If we are unable to compete effectively in the increasingly competitive business environment, our business, financial condition and results of operations may be adversely affected.

19.	Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities

We conduct our business subject to ongoing regulations and associated compliance risks (including the effects of changes in laws, regulations, rules, policies and voluntary codes of practice in Japan and other markets where we operate). In the current regulatory environment, we are subject to various regulatory inquiries or investigations from time to time in connection with various aspects of our business and operations. Our compliance risk management systems and programs, which are continually enhanced, may not be fully effective in preventing all violations of laws, regulations and rules.

Our failure to comply with certain applicable laws, regulations, and rules, including those relating to money laundering, financial crimes, and other inappropriate or illegal transactions, may lead to penalties, fines, public reprimands, damage to reputation, issuance of business improvement and other administrative orders, enforced suspension of operations or, in extreme cases, withdrawal of authorization to operate. These consequences may harm our reputation or result in loss of customer or market confidence in us or otherwise may adversely affect our business and results of operations. Our ability to obtain regulatory approvals for future strategic initiatives may also be adversely affected.

In December 2012, Bank of Tokyo-Mitsubishi UFJ agreed to make a payment to the Office of Foreign Assets Control of the U.S. Department of the Treasury, or OFAC, to settle potential civil liability for apparent violations of certain U.S. sanctions regulations from 2006 to 2007. In addition, in June 2013, Bank of Tokyo-Mitsubishi UFJ entered into a consent agreement with the New York State Department of Financial Services, or NYDFS, to resolve issues relating to certain U.S. dollar payments that were routed through New York from 2002 to 2007. Under the terms of the agreement with NYDFS, Bank of Tokyo-Mitsubishi UFJ agreed to make a civil monetary payment to NYDFS and retain an independent consultant to conduct a compliance review of the relevant controls and related matters in Bank of Tokyo-Mitsubishi UFJ’s current operations. In addition, in November 2014, Bank of Tokyo-Mitsubishi UFJ entered into a consent agreement with NYDFS to resolve issues relating to instructions given to PricewaterhouseCoopers LLP, or PwC, and the disclosures made to NYDFS in connection with Bank of Tokyo-Mitsubishi UFJ’s 2007 and 2008 voluntary investigation of Bank of Tokyo-Mitsubishi UFJ’s U.S. dollar clearing activity toward countries under U.S. economic sanctions. Bank of Tokyo-Mitsubishi UFJ had hired PwC to conduct a historical transaction review report in connection with that investigation. Under the terms of the agreement with NYDFS, Bank of Tokyo-Mitsubishi UFJ made a payment of the stipulated amount to NYDFS, and agreed to take actions on persons involved in the matter at that time, relocate its U.S. Bank Secrecy Act/Anti-Money Laundering and OFAC sanctions compliance programs to New York, and extend, if regarded as necessary by NYDFS, the period during which an independent consultant is responsible for assessing Bank of Tokyo-Mitsubishi UFJ’s internal controls regarding compliance with applicable laws and regulations related to U.S. economic sanctions. On November 9, 2017, Bank of Tokyo-Mitsubishi UFJ entered into a Stipulation and Consent to the Issuance of a Consent Order with the U.S. Office of the Comptroller of the Currency, or OCC, under which Bank of Tokyo-Mitsubishi UFJ agreed to the entry by the OCC of a Consent Order that includes remedial terms and conditions that are substantively the same as those included in the consent agreements that Bank of Tokyo-Mitsubishi UFJ had reached with NYDFS in June 2013 and November 2014. This Consent Order, which the OCC executed, enables the OCC to supervise MUFG Bank’s plans to enhance its internal controls and compliance program relating to OFAC sanctions requirements. The Stipulation and Consent with the OCC followed MUFG’s conversion of the U.S. Branches and Agencies of MUFG Bank and Mitsubishi UFJ Trust and Banking Corporation, including MUFG Bank’s New York Branch, from state-licensed branches and agencies under the supervision of state regulatory agencies, including NYDFS, to federally licensed branches and agencies under the supervision of the OCC. Although MUFG Bank was engaged in litigation with NYDFS with regard to the conversion of its New York Branch license as well as purported violations of law alleged to have occurred prior to the federal license conversion, on June 24, 2019, MUFG Bank entered into a settlement with NYDFS to resolve this litigation and agreed to make a settlement payment. In February 2019, MUFG Bank entered into a Consent Order with the OCC relating to deficiencies identified by the OCC in the Bank Secrecy Act/Anti-Money Laundering compliance program of MUFG Bank’s U.S. branches in New York, Los Angeles, and Chicago. MUFG Bank is undertaking necessary actions relating to these matters. These developments or other similar events may result in additional regulatory actions against us, including future payments of monetary penalties, or agreements to make significant settlement payments.

We have received requests and subpoenas for information from government agencies in some jurisdictions that are conducting investigations into past submissions made by panel members, including us, to the bodies that set various interbank benchmark rates as well as investigations into foreign exchange related practices of global financial institutions. Some of the investigations into foreign exchange related practices resulted in our payment of monetary penalties to the relevant government agencies. We are cooperating with the ongoing investigations and have been conducting an internal investigation, among other things. In connection with these matters, we and other panel members and global financial institutions have been named as defendants in a number of civil lawsuits, including putative class actions, in the United States. These developments or other similar events may expose us to significant adverse financial and other consequences.

20.	Risks relating to regulatory developments or changes in laws or rules, including accounting rules, governmental policies and economic controls

We conduct our business subject to current regulations (including laws, regulations, accounting standards, policies, customary business practices and interpretations in Japan and other regions where we operate, as well as global financial regulatory standards) and risks associated with changes in such regulations. Future regulatory changes and situations arising as a result of regulatory changes, such as the ongoing benchmark rate reforms or the proposed modifications to prudential and other regulatory requirements and standards applicable to foreign banking organizations in the United States, may adversely impact our business, financial condition and results of operations. However, the type, nature and extent of the impact of any future regulatory changes and situations that may arise as a result are difficult to predict and beyond our control.

21.	Risks relating to transactions with counterparties in countries designated as state sponsors of terrorism

We, through our banking subsidiaries, enter into transactions with entities in or affiliated with Iran and other countries designated by the U.S. Department of State as “state sponsors of terrorism.” In addition, a banking subsidiary has a representative office in Iran.

U.S. law generally prohibits or limits U.S. persons from doing business with state sponsors of terrorism. In addition, we are aware of initiatives by U.S. governmental entities and U.S. institutional investors, such as pension funds, to restrict transactions with or investments in entities doing business with Iran and other countries identified as state sponsors of terrorism. It is possible that such initiatives may result in our being unable to gain or retain business with U.S. governmental entities, U.S. institutional investors, such as pension funds, and entities subject to such restrictions as customers or as investors in our shares. In addition, depending on socio-political developments, our reputation may suffer because of our associations with these countries. The above circumstances may adversely affect our financial condition, results of operations and the price of our shares.

The U.S. Government sanctions against Iran apply to prohibit, among other things, U.S. persons from conducting transactions relating to Iran, subject to limited exceptions. In addition, in May 2018, the United States withdrew from participation in the Joint Comprehensive Plan of Action. Under subsequently issued executive orders, the United States may impose secondary sanctions against non-U.S. persons who engage in or facilitate a broad range of transactions and activities involving Iran. We will continue to monitor and implement measures to address this heightened risk of U.S. measures, including any possible secondary sanctions.

Companies registered with the U.S. Securities and Exchange Commission (including non-U.S. companies) are subject to the disclosure requirement relating to certain Iran-related transactions. Moreover, certain Japanese sanctions measures are in effect, including freezing the assets of persons involved in Iran’s sensitive nuclear activities and development of nuclear weapon delivery systems. We continue to work to improve our policies and procedures to comply with such regulatory requirements. There remains a risk of potential regulatory action against us, however, if regulators perceive our policies and procedures not to be in compliance with applicable regulations. For more information on the relevant regulatory actions, please refer to “19. Risks of receiving potential claims or sanctions regarding inappropriate or illegal practices or other conduct from our customers or regulatory authorities.”

22.	Risks relating to regulatory capital ratio and other related requirements

(1)	Capital ratio and other regulatory ratio requirements and adverse factors

Since the fiscal year ended March 31, 2013, we have been subject to capital adequacy ratio and leverage ratio requirements adopted in Japan in accordance with “Basel III: A global regulatory framework for more resilient banks and banking systems,” or Basel III. As we have international operations, our consolidated capital ratios and leverage ratio are subject to the capital adequacy ratio and leverage ratio requirements applicable to internationally active banks set forth in the guidelines adopted by the Financial Services Agency of Japan, or FSA, for bank holding companies (the FSA Public Notice No. 20 released in 2006 and the FSA Public Notice No. 12 released in 2019, respectively). In addition, as our bank subsidiaries, MUFG Bank and Mitsubishi UFJ Trust and Banking, have international operations, their consolidated and non-consolidated capital ratios and leverage ratios are subject to the capital adequacy ratio and leverage ratio requirements applicable to internationally active banks on a consolidated and non-consolidated basis under the guidelines adopted by the FSA for banks (the FSA Public Notice No. 19 released in 2006 and the FSA Public Notice No. 11 released in 2019, respectively).

In December 2017, the Basel Committee on Banking Supervision released the finalized Basel III reforms, which are designed, among other things, to improve various risk measurement approaches and add a leverage ratio surcharge for globally systemically important banks, or G-SIBs. The finalized risk measurement requirements will be phased in from 2022 and the leverage ratio surcharge will become applicable in 2022.

If our or our subsidiary banks’ capital ratios or leverage ratios fall below the required levels, including various capital buffers, the FSA may require us to take a variety of corrective actions, including abstention from making capital distributions and suspension of all or a part of our business operations.

In addition, some of our bank subsidiaries are subject to the local capital adequacy ratio and other regulatory ratio requirements of various foreign countries, including the United States, and if their ratios fall below the required levels, the local regulators may require them to take a variety of corrective actions.

Factors that will affect our and our bank subsidiaries’ capital ratios or leverage ratios include:

•	fluctuations in our or our banking subsidiaries’ portfolios due to deterioration in the creditworthiness of borrowers and the issuers of equity and debt securities,

•	difficulty in refinancing or issuing instruments upon redemption or at maturity of such instruments to raise capital under terms and conditions similar to prior financings or issuances,

•	declines in the value of our or our banking subsidiaries’ securities portfolios,

•	adverse changes in foreign currency exchange rates,

•	adverse revisions to the capital ratio and other regulatory ratio requirements,

•	reductions in the value of our or our banking subsidiaries’ deferred tax assets, and

•	other adverse developments.

(2)	Regulations applicable to G-SIBs

The Financial Stability Board has identified us as one of G-SIBs. The banks that are included in the list of G-SIBs are subject to a capital surcharge to varying degrees depending on the bucket to which each bank is allocated. As the list of G-SIBs is expected to be updated annually, we may be required to meet stricter capital ratio requirements.

(3)	Capital raising

Under the FSA guidelines discussed above, there is a transition measure relating to the inclusion as a capital item of capital raising instruments issued in or prior to March 2013 (qualifying prior capital raising instruments), and such instruments can be included as a capital item when calculating capital ratios to the extent permitted by the transition measure. Such capital raising instruments may require refinancing upon the expiration of the transition period during which such instruments can be included as a capital item in the calculation of capital ratios. However, in order for newly issued capital raising instruments, other than common stock, to be included as a capital item in the calculation of capital ratios under the above capital adequacy guidelines, such instruments must, among other things, have a clause in their terms and conditions that requires them to be written off or converted into common stock upon the occurrence of certain events, including when the issuing financial institution is deemed non-viable or when the issuing financial institution’s capital ratios decline below prescribed levels. As a result, under certain market conditions, we may be unable to refinance or issue capital raising instruments under terms and conditions similar to those of qualifying prior capital raising instruments. If such circumstances arise, our and our banking subsidiaries’ capital could be reduced, and our and our bank subsidiaries’ capital ratios and leverage ratios could decrease.

(4)	Total loss absorbing capacity in resolution

In November 2015, the Financial Stability Board issued “Principles on Loss-absorbing and Recapitalisation Capacity of G-SIBs in Resolution” (together with “Guiding Principles on the Internal Total Loss-Absorbing Capacity of G-SIBs (‘Internal TLAC’)” issued in July 2017, the “TLAC Principles”). These principles establish a new regulatory framework designed to ensure that if a G-SIB fails, it has sufficient total loss-absorbing capacity, or TLAC, available in resolution. Based on the TLAC Principles, in Japan, G-SIBs, including us, are required to maintain certain minimum levels of capital and liabilities that are deemed to have loss-absorbing and recapitalization capacity, or External TLAC, and allocate a certain minimum level of External TLAC to any material subsidiary within their respective groups of companies, or Internal TLAC, starting in the fiscal year ended March 31, 2019. The applicable minimum requirements are expected to be raised in the fiscal year ending March 31, 2020. Within the MUFG Group, MUFG Bank, Mitsubishi UFJ Trust and Banking, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. and MUFG Americas Holdings are designated as our material subsidiaries. We may become subject to various regulatory actions, including restrictions on capital distributions, if we are unable to maintain our External TLAC ratios or the amount of Internal TLAC allocated to any of our material subsidiaries in Japan above the minimum levels required by the standards imposed by the FSA (the FSA Public Notice No. 9 released in 2019). Our External TLAC ratios and the amount of our Internal TLAC are affected by various factors described in (1), (2) and (3) above pertaining to the capital adequacy ratio and other related regulations. Although we plan to issue TLAC-qualified debt in an effort to meet the minimum required levels of External TLAC ratios and Internal TLAC amounts, we may fail to do so if we are unable to issue or refinance TLAC-qualified debt as planned.

In addition, MUFG Americas Holdings, a U.S. banking subsidiary within our group, is subject to local TLAC regulations and may become subject to various regulatory actions in the United States if the subsidiary fails to meet the minimum required levels.

23.	Risks relating to our pension plans

If the fair value of our pension plan assets declines or our investment return decreases, if there is a change in the actuarial assumptions on which the calculations of the projected pension obligations are based, or if a revision is made to the accounting standards applicable to pension plans, we may incur losses. In addition, unrecognized prior service costs may be incurred if our pension plans are amended. Changes in the interest rate environment and other factors may also adversely affect the amount of our unfunded pension obligations and annual funding costs. Any of the foregoing may adversely affect our financial condition and results of operations.

24.	Risks relating to loss or leakage of confidential information

We are required to appropriately handle customer information in accordance with the Banking Law and the Financial Instruments and Exchange Law of Japan as well as other similar laws and regulations of other jurisdictions in which we operate. In addition, we are required to protect personal information in compliance with the Personal Information Protection Law and the Act on the Use of Personal Identification Numbers in the Administration of Government Affairs as well as other similar laws and regulations of other jurisdictions in which we operate.

In the event that customer information or our confidential information is lost or leaked due to such causes as inappropriate management, cyber-attacks or other forms of unauthorized access, or computer viruses, we may be subject to penalties, administrative sanctions and other direct losses such as compensation paid to customers who suffer economic losses and emotional distress. In addition, news coverage of such an incident will expose us to reputational risk, resulting in loss of customer and market confidence. If our business environment deteriorates as a result of the foregoing, our business, financial condition and results of operations may suffer.

25.	Risks relating to our reputation

Our reputation is critical in maintaining our relationships with customers, investors, regulators and the general public. Our reputation may be damaged because of various causes, including compliance failures, misconduct or inappropriate act by a director, officer or employee, failure to properly address potential conflicts of interest, litigation, system problems, criminal activities and other misconduct committed by third parties fraudulently using the names of our group companies, the actions of customers and counterparties over which we have limited or no control, and inappropriate customary practices, and abuses of our dominant bargaining position in our dealings with customers. If we are unable to prevent or properly address these issues, we may lose existing or prospective customers and investors, and our business, financial condition and results of operations may be adversely affected.

26.	Risks relating to retaining qualified employees

As our operations become more globalized and complex, it is becoming increasingly important for us to hire and retain highly skilled personnel and train them, but our failure to hire and retain the personnel that we need or train them may adversely affect our operations and operating results.

Additional Japanese GAAP Financial Information for the fiscal year ended March 31, 2019

1.	Significant Accounting Policies Applied to the Consolidated Financial Statements

I.	Scope of consolidation

(1)	Number of consolidated subsidiaries: 222

Principal companies:

MUFG Bank, Ltd.

Mitsubishi UFJ Trust and Banking Corporation

Mitsubishi UFJ Securities Holdings Co., Ltd.

Mitsubishi UFJ NICOS Co., Ltd.

ACOM CO., LTD.

(a)	Changes in the scope of consolidation in the fiscal year ended March 31, 2019

In the current fiscal year, MUFG Innovation Partners Co., Ltd. and seventeen other companies were newly included in the scope of consolidation due to new establishment or other reasons.

In the current fiscal year, MUFG Capital Finance 6 Limited and four other companies were excluded from the scope of consolidation due to liquidation or other reasons.

(2)	Non-consolidated subsidiaries: None

(3)	Entities not regarded as subsidiaries even though Mitsubishi UFJ Financial Group, Inc. (“MUFG”) owns the majority of voting rights:

Hygeia Co., Ltd.

OiDE Adjubilee, Inc.

A&M Drug Development, LLC

OiDE RYO-UN Co, Inc.

OiDE BetaRevive, Inc.

(a)	Reasons for excluding from the scope of consolidation

These entities were not treated as subsidiaries because they were established as property management agents for land trust projects without any intent to control, or because MUFG’s consolidated venture capital subsidiaries owned the majority of voting rights primarily to benefit from the appreciation of their investments resulting from growth of the investees’ businesses without any intent to control.

II.	Application of the equity method

(1)	Number of non-consolidated subsidiaries accounted for under the equity method: None

(2)	Number of equity method affiliates: 55

Principal companies:

Mitsubishi UFJ Lease & Finance Company Limited

Morgan Stanley

(a)	Changes in the scope of application of the equity method in the fiscal year ended March 31, 2019

In the current fiscal year, PT Bank Danamon Indonesia, Tbk. (“Danamon”) and four other companies were newly included in the scope of application of the equity method due to acquisition of shares or other reasons.

In the current fiscal year, Dah Sing Financial Holdings Limited and five other companies were excluded from the scope of application of the equity method due to decreases in the ratios of voting rights held by MUFG resulting from the sale of shares or other reasons.

(Additional information)

(Equity method applied to Danamon due to additional share acquisition)

On August 3, 2018, MUFG Bank, Ltd. (“the Bank”), a consolidated subsidiary of MUFG, increased its equity interest in Danamon to 40.0% by acquiring an additional 20.1% of the outstanding shares of Danamon from Asia Financial (Indonesia) Pte. Ltd. (“AFI”) and other entities (together with AFI, the “Sellers”). As a result, Danamon became an equity method affiliate of both MUFG and the Bank.

1.	Objectives of the transaction

The Bank intends to establish an integrated and comprehensive services platform that serves as a gateway for clients wishing to make inroads into Indonesia’s burgeoning economy as well as local companies keen on expanding into the region. This investment is also expected to strategically allow the Bank to benefit from Danamon’s foothold in the developing local retail and small and medium enterprises (SME) segments to deepen its banking franchise in Indonesia.

2.	Outline of the proposed transaction

The Bank entered into conditional share purchase agreements with the Sellers on December 26, 2017, to acquire an aggregate equity interest of 73.8% in Danamon, subject to applicable regulatory approvals. The acquisition of shares by the Bank was executed through three steps.

Step1:

On December 29, 2017, the Bank acquired an initial 19.9% equity interest (1,907,344,030 shares) in Danamon from the Sellers based on a price of IDR 8,323 (approximately ¥70) per share at an aggregate investment amount of IDR 15,875 billion (approximately ¥133.4 billion). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of September 30, 2017, with certain adjustments applied.

Step2:

On August 3, 2018, as stated above, the Bank acquired an additional 20.1% equity interest (1,926,513,316 shares) in Danamon from the Sellers based on a price of IDR 8,921 (approximately ¥69) per share at an aggregate investment amount of IDR 17,187 billion (approximately ¥132.3 billion). The price was based on a price book-value ratio of 2.0 calculated on the basis of Danamon’s net assets as of June 30, 2018, with certain adjustments applied. As a result, Danamon became an equity method affiliate of both MUFG and the Bank.

Step3:

On April 29, 2019, the Bank acquired an additional 54.0% equity interest in Danamon. As a result, Danamon became a consolidated subsidiary of both MUFG and the Bank. For more information, see the “Subsequent Events” section.

3.	Overview of Danamon

Corporate name	PT Bank Danamon Indonesia, Tbk.

Business description	Commercial banking

Application date of the equity method	August 3, 2018

Legal form of equity method affiliate acquisition	Shares acquisition

Acquired voting rights ratio	40%

4.	Period for which the results of operations of the equity method investee are included in the consolidated financial statements

The fiscal year end of Danamon, the equity method investee, is December 31, which differs by three months from MUFG’s fiscal year-end. With the application date of the equity method to the equity method investee deemed to be June 30, 2018, the equity method investee’s results of operations for the period from July 1, 2018 to December 31, 2018 have been included in the consolidated statements of income for the fiscal year ended March 31, 2019.

5.	Outline of the accounting treatment applied

(a)	Acquisition cost relating to the equity method investee

Consideration for the acquired shares	Cash and due from banks	¥271,290 million
Direct expenses relating to the acquisition	Advisory fees, etc.	¥1,890 million

Acquisition cost		¥273,181 million

(b)	Amount of goodwill recorded, reason for goodwill recorded, amortization method and amortization period
(i)	Amount of goodwill recorded: ¥96,837 million

(ii)	Reason for goodwill recorded

The recorded goodwill reflected expected increases in profits from future business operations.

(iii)	Amortization method and amortization period

Straight-line method over 20 years.

(3)	Number of non-consolidated subsidiaries not accounted for under the equity method: None

(4)	Number of affiliates not accounted for under the equity method: None

(5)	Entities not regarded as affiliates in which MUFG owns 20% to 50% of their voting rights:

Hirosaki Co., Ltd.

EDP Corporation

ISLE Co., Ltd.

AKITAYA Co., Ltd.

Sanriku Resort Co., LTD.

Fun Place Co., Ltd.

Shonai Paradiso Co., LTD

Kamui Pharma Co., Ltd.

GEXValInc.

(a)	Reasons for excluding from the scope of affiliates

These entities were not regarded as affiliates because MUFG’s consolidated venture capital subsidiaries owned 20% to 50% of voting rights primarily to benefit from the appreciation of their investments resulting from growth or restructuring of the investees’ businesses without any intent to control.

III.	The balance sheet dates of consolidated subsidiaries

(1)	The balance sheet dates of consolidated subsidiaries were as follows:

August 31:	1 subsidiary
October 31:	1 subsidiary
December 31:	134 subsidiaries
January 24:	7 subsidiaries
March 31:	79 subsidiaries

(2)	A subsidiary whose balance sheet date is August 31 was consolidated based on its preliminary financial statements as of February 28.

A subsidiary whose balance sheet date is October 31 was consolidated based on its preliminary financial statements as of January 31.

The remaining subsidiaries were consolidated based on their financial statements as of their respective balance sheet dates.

Adjustments were made to the consolidated financial statements to reflect any significant transactions that occurred between the balance sheet dates of the subsidiaries and the consolidated balance sheet date.

IV.	Accounting policies

(1)	Trading assets and Trading liabilities; Trading income and expenses

Transactions involving short-term fluctuations or arbitrage opportunities in interest rates, currency exchange rates, market prices of financial instruments or other market indices (“trading purposes”) are presented in “Trading assets” and “Trading liabilities” on the consolidated balance sheet on a trade-date basis, and gains and losses from trading transactions (interest and dividends, gains or losses on sales and gains or losses on valuation) are presented in “Trading income” and “Trading expenses” on the consolidated statement of income.

Trading assets and trading liabilities are stated at fair value on the consolidated balance sheet date.

(2)	Securities

(a)

Debt securities being held to maturity are stated at amortized cost (using the straight-line method) computed using the moving-average method. Available-for-sale securities are primarily stated at their quoted market prices on the consolidated balance sheet date (cost of securities sold is calculated primarily using the moving-average method), and available-for-sale securities whose fair values cannot be reliably determined are stated at acquisition costs computed using the moving-average method.

Net unrealized gains (losses) on available-for-sale securities are included directly in net assets, net of applicable income taxes, except in the case of application of the fair value hedge accounting method, in which the change in fair value recognized is recorded in current earnings.

(b)	Securities included in trust assets in money held in trust are accounted for under the same basis as noted above in Notes (1) and (2)(a).

Net unrealized gains (losses) on securities in money held in trust, which are not held for trading purposes or held to maturity, are included directly in net assets, net of applicable income taxes.

(3)	Derivatives

Derivative transactions (excluding those for trading purposes) are calculated primarily at fair value.

(4)	Depreciation and amortization of fixed assets

(a)	Tangible fixed assets (except for lease assets)

Depreciation of tangible fixed assets of MUFG and its domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries is computed using the declining-balance method.

The useful lives are primarily estimated as follows:

Buildings: 15 to 50 years

Equipment: 2 to 20 years

Depreciation of tangible fixed assets of other consolidated subsidiaries is computed primarily using the straight-line method based on their estimated useful lives.

(b)	Intangible fixed assets (except for lease assets)

Amortization of intangible fixed assets is computed using the straight-line method.

Development costs for internally used software are amortized using the straight-line method over the estimated useful lives of primarily 3 to 10 years.

(c)	Lease assets

Depreciation or amortization of lease assets in “Tangible fixed assets” or “Intangible fixed assets” of the finance leases other than those that are deemed to transfer the ownership of leased property to the lessees is computed using the straight-line method over the lease periods with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(5)	Deferred assets

Bond issuance costs and stock issuance costs are expensed as incurred.

(6)	Allowance for credit losses

Principal domestic consolidated subsidiaries determine the amount of allowance for credit losses in accordance with the internal standards for self-assessment of asset quality and the internal standards for write-offs and provisions.

For claims on borrowers that have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses (“bankrupt borrowers”) or borrowers that are not legally or formally bankrupt but are regarded as substantially in a similar condition (“virtually bankrupt borrowers”), allowances are provided based on the amount of claims, after the write-offs as stated below, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on borrowers that are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt (“likely to become bankrupt borrowers”), where the amounts of principal repayments and interest payments cannot be reasonably estimated from the borrower’s cash flows, allowances are provided based on an overall solvency assessment of the claims, net of expected amounts to be collected through the disposal of collateral and the execution of guarantees.

For claims on likely to become bankrupt borrowers and claims on borrowers requiring close monitoring, where the amounts of principal repayments and interest payments can be reasonably estimated from the borrower’s cash flows, allowances are provided in an amount equal to the difference between the book value of the claims and the relevant cash flows discounted by the initial contractual interest rates.

For other claims, allowances are provided based on historical credit loss experience.

For claims originated in certain foreign countries, additional allowances are provided based on an assessment of political and economic conditions of these countries.

All claims are assessed by the relevant branches and credit supervision departments in accordance with the internal standards for self-assessment of asset quality. The credit review department, which is independent from those operating sections, subsequently audits these assessments.

For claims on bankrupt borrowers and virtually bankrupt borrowers, the amount of claims exceeding the estimated value of collateral or guarantees, which is deemed uncollectible, is written off. The total amount of write-offs was ¥332,364 million. (¥361,108 million as of March 31, 2018).

Consolidated subsidiaries not adopting the procedures stated above provide for allowances based on their historical credit loss experience for collectively assessed claims and based on individual assessments of the possibility of collection for specific deteriorated claims.

(7)	Reserve for bonuses

Reserve for bonuses, which is provided for future bonus payments to employees, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(8)	Reserve for bonuses to directors

Reserve for bonuses to directors, which is provided for future bonus payments to directors, is recorded in the amount deemed to have accrued based on the estimated amount of bonuses as of the consolidated balance sheet date.

(9)	Reserve for stocks payment

Reserve for stocks payment, which is provided for future payments of compensation under the stock compensation plan for directors and officers of MUFG and certain domestic consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of compensation as of the consolidated balance sheet date.

(10)	Reserve for retirement benefits to directors

Reserve for retirement benefits to directors, which is provided for future payments of retirement benefits to directors of consolidated subsidiaries, is recorded in the amount deemed to have accrued based on the estimated amount of benefits as of the consolidated balance sheet date.

(11)	Reserve for loyalty award credits

Reserve for loyalty award credits, which is provided for the future redemption of points awarded to customers through Super IC Cards, etc., is calculated by rationally estimating an amount that will be redeemed in the future based on the monetary amount converted from the awarded but unused points, and is recorded in the appropriate amount as a reserve.

(12)	Reserve for contingent losses

Reserve for contingent losses, which is provided for possible losses from contingent events related to off-balance sheet transactions and various litigation and regulatory matters, is calculated by estimating the impact of such contingent events. This reserve also includes future claims for repayment of excess interest payments on consumer loans that are estimated based on the past repayments, the pending claims and other factors.

(13)	Reserves under special laws

Reserves under special laws represent the reserve for contingent liabilities from derivative financial instruments transactions executed for clients, which are recorded in accordance with Article 46-5-1 of the Financial Instruments and Exchange Law and Article 175 of the Cabinet Office Ordinance on Financial Instruments Business.

(14)	Retirement benefits

In calculating benefit obligation, the portion of projected benefit obligation attributed to the fiscal year ended March 31, 2019 is determined using the benefit formula basis.

Prior service cost is amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period.

Net actuarial gains (losses) are amortized using the straight-line method over a fixed period, primarily over 10 years, within the employees’ average remaining service period, primarily beginning in the subsequent fiscal year after such gains (losses) are recognized.

For certain overseas branches of domestic consolidated subsidiaries and some of consolidated subsidiaries, net defined benefit liability and retirement benefit expenses are calculated using the simplified method.

(15)	Translation of assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies or booked at overseas branches of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries are translated into yen primarily at exchange rates prevailing at the consolidated balance sheet date, except for investments in non-consolidated affiliates which are translated into yen at exchange rates prevailing at the acquisition dates.

Assets and liabilities denominated in foreign currencies of other consolidated subsidiaries are translated into yen at exchange rates prevailing at the respective balance sheet date.

(16)	Leasing transactions

(As lessees)

Domestic consolidated subsidiaries’ finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to purchases, and depreciation of lease assets is computed using the straight-line method over the lease term with zero residual value unless residual value is guaranteed by the corresponding lease contracts, in which case the residual value equals the guaranteed amount.

(As lessors)

Finance leases other than those that are deemed to transfer the ownership of leased property to the lessees are accounted for in a similar way to sales and income and expenses related to such leases are recognized by allocating interest equivalents to applicable fiscal periods instead of recording sales as “Other ordinary income.”

(17)	Hedge accounting

(a)	Hedge accounting for interest rate risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging transactions to hedge interest rate risks arising from financial assets and liabilities. Portfolio hedging or individual hedging, as described in the Japanese Institute of Certified Public Accountants (“JICPA”) Industry Audit Committee Report No. 24, “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry” (February 13, 2002) and JICPA Accounting Committee Report No. 14, “Practical Guidelines for Accounting for Financial Instruments” (January 31, 2000), are primarily applied to determine hedged items.

With respect to hedging transactions to offset fluctuations in the fair value of fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items individually or collectively by their maturities in accordance with JICPA Industry Audit Committee Report No. 24. With respect to hedging transactions to offset fluctuations in fair value of fixed rate bonds classified as available-for-sale securities, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by the type of bond. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms.

With respect to hedging transactions to fix the cash flows of forecasted transactions related to floating rate deposits, loans and other instruments as well as forecasted transactions related to short-term fixed rate deposits, loans and other instruments, hedging instruments (e.g. interest rate swaps) are designated to hedged items collectively by interest rate indices and tenors in accordance with JICPA Industry Audit Committee Report No. 24. Since material terms related to hedged items and hedging instruments are substantially identical, and such hedging transactions are deemed highly effective, the assessment of effectiveness is based on the similarity of the terms. The effectiveness of hedging transactions is also assessed by the correlation between factors that cause fluctuations in interest rates of hedged items and those of hedging instruments.

(b)	Hedge accounting for foreign currency risks

Domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries have adopted the deferred hedge accounting method for hedging foreign currency risks arising from financial assets and liabilities denominated in foreign currencies. Portfolio hedging is applied to determine hedged items as described in JICPA Industry Audit Committee Report No. 25 “Treatment of Accounting and Auditing concerning Accounting for Foreign Currency Transactions in the Banking Industry” (July 29, 2002). Hedging instruments (e.g. currency swaps and forward exchange contracts) are designated to hedged items collectively by currencies.

Portfolio hedging and individual hedging are applied to hedge foreign currency risks arising from equity investments in foreign subsidiaries and foreign affiliates, and available-for-sale securities (other than bonds) denominated in foreign currencies. Monetary claims and liabilities denominated in the same foreign currencies or forward exchange contracts are used as hedging instruments. As for the hedge accounting method applied to equity investments in foreign subsidiaries and foreign affiliates, foreign currency translation differences arising from hedging instruments are recorded as foreign currency translation adjustments. The fair value hedge accounting method is applied to available-for-sale securities (other than bonds) denominated in foreign currencies.

(c)	Hedge accounting for stock price fluctuation risks

Individual hedging is applied to hedge market fluctuation risks arising from strategic equity securities held by domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries. Instruments such as total return swaps are used as hedging instruments. The effectiveness of hedging transactions is assessed by the correlation between changes in fair value of hedged items and changes in fair value of hedging instruments. The fair value hedge accounting method is applied.

(d)	Transactions among consolidated subsidiaries

Derivative transactions including interest rate swaps and currency swaps which are designated as hedging instruments among consolidated subsidiaries or between trading accounts and other accounts (or among internal sections) are not eliminated from the consolidated statements of income or valuation difference, but are recognized as related gains or losses or deferred under hedge accounting because these derivative transactions meet certain criteria under JICPA Industry Audit Committee Reports No. 24 and No. 25 and are regarded as equivalent to external third-party cover transactions.

(18)	Amortization of goodwill

Goodwill was primarily amortized using the straight-line method over 20 years beginning in the period of the acquisition. Other goodwill with insignificant balance was amortized as incurred.

(19)	Cash and cash equivalents in the consolidated statements of cash flows

Cash and cash equivalents in the consolidated statements of cash flows are defined as “Cash and due from banks” on the consolidated balance sheet.

(20)	Consumption taxes

National and local consumption taxes are excluded from transaction amounts of MUFG and its domestic consolidated subsidiaries. Non-deductible portions of consumption taxes on the purchases of tangible fixed assets are expensed when incurred.

(21)	Adoption of consolidated taxation system

MUFG and some of its domestic consolidated subsidiaries have adopted the consolidated taxation system.

(22)	Accounting of bills discounted and rediscounted

Bills discounted and rediscounted are accounted for as financial trading in accordance with JICPA Industry Audit Committee Report No. 24.

(23)	Accounting standard for foreign subsidiaries

If the financial statements of foreign subsidiaries are prepared in accordance with the International Financial Reporting Standards (“IFRS”) or the Generally Accepted Accounting Principles in the United States (“U.S. GAAP”), such financial statements are used in the consolidated accounting process.

If the financial statements of foreign subsidiaries are prepared in accordance with generally accepted accounting principles in each domicile country and not in accordance with IFRS or U.S. GAAP, the financial statements of foreign subsidiaries are mainly rearranged in accordance with U.S. GAAP.

Adjustments are also made when necessary in the consolidated accounting process.

(Changes in Accounting Policies)

(Change in the definition of cash and cash equivalents in the consolidated statements of cash flows)

From the fiscal year ended March 31, 2019, MUFG has changed the definition of cash and cash equivalents in the consolidated statements of cash flows to make it equivalent to “Cash and due from banks” on the consolidated balance sheet. Previously, it was defined as “Cash and due from banks” on the consolidated balance sheet excluding time deposits and negotiable certificates of deposits in other banks.

In light of the market environment where interest rates have long remained, and are expected to remain, ultra-low due to recent monetary policy, and the business environment where MUFG implements strategies to transform its business model based on the current Medium-Term Business Plan, treating such “Due from banks” as an operating asset which constitutes cash flows from operating activities no longer accurately reflects MUFG’s actual cash management activities, therefore, “Due from banks”, regardless of whether it bears interest, is included in cash and cash equivalents in order to more accurately present the actual cash flows.

This change has been applied retrospectively, and the consolidated statement of cash flows for the fiscal year ended March 31, 2018 has been restated.

As a result, with respect to the consolidated statement of cash flows for the fiscal year ended March 31, 2018, “Net cash provided by (used in) operating activities”, “Net increase (decrease) in cash and cash equivalents”, and “Cash and cash equivalents at the end of the period” increased ¥5,397,580 million, ¥5,211,426 million, and ¥34,768,975 million, respectively.

2.	Additional Information

A Board Incentive Plan (“BIP”) for directors and officers

I.	Outline of the plan

MUFG has implemented a performance-based director and officer stock compensation plan using a BIP trust. The plan is designed to prevent excessive risk-taking and raise motivation to contribute to both short-term and medium- to long-term improvement of financial results, thereby enabling sustainable growth and medium- to long-term enhancement of the enterprise value of the MUFG Group.

The plan’s beneficiaries are directors and officers of MUFG and certain domestic consolidated subsidiaries who satisfy prescribed beneficiary requirements. The trust entrusted with funds approved by the Compensation Committee of MUFG, together with funds contributed by certain domestic consolidated subsidiaries (collectively, “Acquisition Funds”), acquired shares of MUFG in the stock market with the Acquisition Funds.

During the trust period, in accordance with the prescribed share delivery rules, points are allocated to the beneficiaries, and the beneficiaries receive the delivery of shares of MUFG in the number representing a certain percentage of their respective allocated points. In addition, in accordance with the provisions of the trust agreement, the shares of MUFG representing the remaining points are liquidated within the trust, and the beneficiaries receive cash in the amount equal to the liquidated share price.

II.	Shares of MUFG remaining in the trust

At the end of the fiscal year ended March 31, 2019, the carrying amount and number of shares which remain in the trust are ¥22,422 million and 35,036 thousand shares, respectively (¥16,567 million and 28,733 thousand shares, respectively, at the end of the fiscal year ended March 31, 2018), and are included in the treasury stock reported as part of total net assets.

3.	Consolidated Balance Sheets

I.	Equity securities and other capital investments in affiliates

	(in millions of yen)
	March 31, 2018	March 31, 2019
Equity securities	¥2,752,569	¥2,937,755
Other capital investments in affiliates	17,501	24,638

II.	Securities loaned under unsecured securities lending transactions included in “Securities”

	(in millions of yen)
	March 31, 2018	March 31, 2019
Securities loaned under unsecured securities lending transactions	¥—	¥20,024

Securities borrowed under securities borrowing transactions and securities purchased under resale agreements where the borrowers or purchasers have the right to dispose of the securities through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2018	March 31, 2019
Securities re-pledged	¥15,221,170	¥14,078,149
Securities re-loaned	820,604	748,385
Securities held without disposition	6,253,815	5,271,579

Bank acceptance bills discounted, commercial bills discounted, documentary bills discounted and foreign currency bills bought discounted with the right to dispose of the bills discounted through sale or re-pledging without any restrictions

	(in millions of yen)
	March 31, 2018	March 31, 2019
Bills discounted (face value)	¥1,407,163	¥1,540,530

Foreign currency bills bought which were re-discounted upon transfer

	(in millions of yen)
	March 31, 2018	March 31, 2019
Foreign currency bills re-discounted (face value)	¥3,065	¥4,919

III.	Loans to bankrupt borrowers and Non-accrual delinquent loans included in “Loans and bills discounted”

	(in millions of yen)
	March 31, 2018	March 31, 2019
Loans to bankrupt borrowers	¥50,351	¥46,597
Non-accrual delinquent loans	614,955	586,487

Loans to bankrupt borrowers are loans, after write-offs, to bankrupt borrowers as defined in Article 96-1-3-1 to 5 and 96-1-4 of the Enforcement Ordinance of the Corporate Tax Law (No. 97 in 1965) on which accrued interest income is not recognized (“Non-accrual loans”) as there is substantial doubt as to the collection of principal and/or interest because of delinquencies in payment of principal and/or interest for a significant period of time or for some other reasons.

Non-accrual delinquent loans represent non-accrual loans other than loans to bankrupt borrowers and loans renegotiated at concessionary terms, including reduction or deferral of interest payments, to assist borrowers in improving their financial condition.

IV.	Accruing loans contractually past due 3 months or more

	(in millions of yen)
	March 31, 2018	March 31, 2019
Accruing loans contractually past due 3 months or more	¥29,193	¥18,600

Accruing loans contractually past due 3 months or more represent loans whose principal and/or interest payments have been past due for 3 months or more, other than loans to bankrupt borrowers and non-accrual delinquent loans.

V.	Restructured loans

	(in millions of yen)
	March 31, 2018	March 31, 2019
Restructured loans	¥577,277	¥315,406

Restructured loans represent loans renegotiated at concessionary terms, including interest rate reductions, deferral of interest payments, deferral of principal repayments, waivers of loan claims, and other negotiated terms, that are favorable to the borrower, for the purpose of business reconstruction of or support for the borrower, other than loans to bankrupt borrowers, non-accrual delinquent loans and accruing loans contractually past due 3 months or more.

VI.	Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans

	(in millions of yen)
	March 31, 2018	March 31, 2019
Total of loans to bankrupt borrowers, non-accrual delinquent loans, accruing loans contractually past due 3 months or more and restructured loans	¥1,271,777	¥967,092

The amounts provided in Notes III to VI above represent gross amounts before the deduction of allowance for credit losses.

VII.	Assets pledged as collateral

Assets pledged as collateral and their relevant liabilities as of March 31, 2018 and 2019 were as follows:

	(in millions of yen)
	March 31, 2018	March 31, 2019
Assets pledged as collateral:
Cash and due from banks	¥2,657	¥468
Trading assets	200,189	4,887
Securities	1,666,189	497,507
Loans and bills discounted	12,803,741	13,385,666

Total	¥14,672,777	¥13,888,530

Relevant liabilities to above assets:
Deposits	¥593,601	¥557,560
Call money and bills sold	4,930	—
Trading liabilities	18,473	8,372
Borrowed money	13,268,889	13,185,809
Bonds payable	6,229	—
Other liabilities	2,804	2,442
Acceptances and guarantees	10,843	—

In addition to the above, the following assets were pledged as collateral for cash settlements and other transactions or as deposits for margin accounts for futures and other transactions:

	(in millions of yen)
	March 31, 2018	March 31, 2019
Cash and due from banks	¥2,605	¥—
Monetary claims bought	—	22,249
Trading assets	550,797	1,313,203
Securities	11,853,325	12,765,258
Loans and bills discounted	8,007,507	5,982,745

Furthermore, the following assets were sold under repurchase agreements or loaned under securities lending with cash collateral as of March 31, 2018 and 2019:

	(in millions of yen)
	March 31, 2018	March 31, 2019
Trading assets	¥2,384,656	¥1,793,620
Securities	16,295,738	13,338,925

Total	¥18,680,394	¥15,132,546

Relevant liabilities to above assets:
Payables under repurchase agreements	¥9,079,859	¥15,077,563
Payables under securities lending transactions	6,688,298	34,392

In addition, the following assets were pledged under general collateral repurchase agreements using the subsequent collateral allocation method as of March 31, 2018 and 2019:

	(in millions of yen)
	March 31, 2018	March 31, 2019
Trading assets	¥—	¥370,697
Securities	—	599,940

Total	¥—	¥970,637

VIII.

Overdraft facilities and commitment lines of credit are binding contracts under which MUFG’s consolidated subsidiaries have obligations to disburse funds up to predetermined limits upon the borrower’s request as long as there have been no breach of contracts.

The total amount of the unused portion of these facilities as of March 31, 2018 and March 31, 2019 was as follows:

	(in millions of yen)
	March 31, 2018	March 31, 2019
Unused overdraft facilities and commitment lines of credit	¥84,324,655	¥85,398,697

The total amount of the unused portion does not necessarily represent actual future cash requirements because many of these contracts are expected to expire without being drawn upon. In addition, most of these contracts include clauses that allow MUFG’s consolidated subsidiaries to decline the borrower’s request for disbursement or decrease contracted limits for cause, such as changes in financial condition or deterioration in the borrower’s creditworthiness. MUFG’s consolidated subsidiaries may request the borrowers to pledge real property and/or securities as collateral upon signing of the contract and will perform periodic monitoring on the borrower’s business conditions in accordance with internal procedures, which may lead to renegotiation of the terms and conditions of the contracts and/or initiate the request for additional collateral and/or guarantees.

IX.

In accordance with the “Law concerning Revaluation of Land” (the “Law”) (No. 34, March 31, 1998), land used for business operations of domestic consolidated banking subsidiaries and domestic consolidated trust banking subsidiaries has been revalued as of the dates indicated below. The total excess from revaluation, net of income taxes corresponding to the excess that were recognized as “Deferred tax liabilities for land revaluation,” is stated as “Land revaluation excess” in net assets. Land revaluation excess includes MUFG’s share of affiliated companies’ Land revaluation excess.

Dates of revaluation:

Domestic consolidated banking subsidiaries: March 31, 1998.

Domestic consolidated trust banking subsidiaries: March 31, 1998, December 31, 2001 and March 31, 2002.

The method of revaluation as set forth in Article 3, Paragraph 3 of the “Law”:

Fair values are determined based on (1) “published land price under the Land Price Publication Law” stipulated in Article 2-1 of the “Enforcement Ordinance of the Law concerning Revaluation of Land” (“Ordinance”) (No. 119, March 31, 1998), (2) “standard land price determined on measurement spots under the Enforcement Ordinance of National Land Planning Law” stipulated in Article 2-2 of the “Ordinance,” (3) “land price determined by the method established and published by the Director General of the National Tax Agency in order to calculate land value that is used for determining taxable amounts subject to landholding tax articulated in Article 16 of the Landholding Tax Law” stipulated in Article 2-4 of the “Ordinance” with price adjustments by shape and time and (4) appraisal by certified real estate appraisers stipulated in Article 2-5 of the “Ordinance” with price adjustments for time.

In addition, some of MUFG affiliates that were accounted for under the equity method conducted a revaluation for land used for business operations on March 31, 2002.

X.	Accumulated depreciation on tangible fixed assets

	(in millions of yen)
	March 31, 2018	March 31, 2019
Accumulated depreciation on tangible fixed assets	¥1,258,675	¥1,199,589

XI.	Deferred gains on tangible fixed assets deducted for tax purposes

	(in millions of yen)
	March 31, 2018	March 31, 2019
Deferred gains on tangible fixed assets	¥88,927	¥86,906
Deferred gains on tangible fixed assets for the fiscal year	¥—	¥—

XII.	Subordinated borrowings with special contractual provisions which rank below other debts with regard to the fulfillment of obligations included in “Borrowed money”

	(in millions of yen)
	March 31, 2018	March 31, 2019
Subordinated borrowings	¥410,701	¥293,825

XIII. Subordinated bonds included in “Bonds payable”

	(in millions of yen)
	March 31, 2018	March 31, 2019
Subordinated bonds	¥3,561,586	¥3,894,770

XIV.	The principal amount of money trusts entrusted to domestic trust banking subsidiaries, for which repayment of the principal to the customers was guaranteed

	(in millions of yen)
	March 31, 2018	March 31, 2019
Principal-guaranteed money trusts	¥7,105,161	¥7,617,688

XV.

Guarantee obligations for private placement bonds (provided in accordance with the Article 2-3 of the Financial Instruments and Exchange Law) among the bonds and other securities included in “Securities”

	(in millions of yen)
	March 31, 2018	March 31, 2019
Guarantee obligations for private placement bonds	¥489,114	¥394,626

XVI.	Contingent liabilities

(Litigation)

In the ordinary course of business, MUFG is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, MUFG establishes a Reserve for Contingent Losses arising from litigation and regulatory matters when they are determined to be probable in their occurrences and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on MUFG’s financial position, results of operations or cash flows.

Management also believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to MUFG’s financial position, results of operations or cash flows.

4.	Consolidated Statements of Income

I.	“Other ordinary income” for the periods indicated included the following:

	(in millions of yen)
	For the fiscal year ended March 31,
	2018	2019
Equity in earnings of the equity method investees	¥242,885	¥284,389
Gains on sales of equity securities	174,633	203,481

II.	“Other ordinary expenses” for the periods indicated included the following:

	(in millions of yen)
	For the fiscal year ended March 31,
	2018	2019
Write-offs of loans	¥161,192	¥154,941
Losses on sales of equity securities	34,446	77,486
Provision for reserve for contingent losses	20,678	70,073

III.	Losses on impairment of fixed assets

For the fiscal year ended March 31, 2018

In relation to a restructuring of operating divisions of the domestic consolidated banking subsidiary, which is a reorganization of Retail Banking Business Unit and Corporate Banking Business Unit into Retail & Commercial Banking Business Unit and Japanese Corporate & Investment Banking Business Unit, and business transformation through the use of digital technology, based on the MUFG Re-Imagining Strategy published on May 15, 2017, the domestic consolidated banking subsidiary reevaluated the profitability of its domestic operating assets.

As a result of the reevaluation, it was determined that carrying amounts of these operating assets were unlikely to be recovered, and impairment losses were recorded.

In addition, impairment losses were recorded on some of the domestic consolidated banking subsidiary’s operating assets in relation to a reform of domestic customer interface channels, since it was determined that carrying amounts of these operating assets were unlikely to be recovered.

The amount of these impairment losses were ¥43,013 million (they were comprised of ¥25,526 million of loss on buildings, ¥15,931 million of loss on land, and ¥1,555 million of loss on other intangible fixed assets).

The domestic consolidated banking subsidiary groups assets at each branch level, which is the lowest level continuously managing its incomes and expenses.

The recoverable amount is calculated using net realizable value which is basically determined by subtracting the expected disposal cost from the appraisal value based on the Real Estate Appraisal Standard.

Furthermore, impairment losses included a loss of ¥11,120 million recorded by domestic consolidated trust banking subsidiary, relating to the foreign subsidiary’s customer relationships under the Trust Assets Business Unit.

The domestic consolidated trust banking subsidiary groups assets at the lowest level with independent cash flows based on business category.

Due to a decrease in acquired customer base, future cash flows of these customer relationships were reevaluated.

As a result of the reevaluation, it was determined that carrying amounts of these customer relationships were unlikely to be recovered, and impairment losses were recorded.

The recoverable amount is measured based on value in use, and calculated as future cash flows discounted at 11.9%.

For the fiscal year ended March 31, 2019

An impairment loss recorded by a domestic consolidated consumer finance subsidiary of MUFG was included in the “Losses on impairment of fixed assets.” The consumer finance subsidiary determined to fundamentally review its current system integration plan, comprehensively taking into account the scale, complexity and the degree of difficulty for system development to respond to rapid changes in the payments market in an appropriate manner, at the meeting of the Board of Directors on March 25, 2019. As a result, an impairment loss of the following asset group was recorded.

Use	Categories	Place

System Integration Related Assets	Buildings, Other tangible fixed assets, Software, Other intangible fixed assets, Other assets	Inzai City of Chiba Prefecture

Credit Business Assets	Buildings, Land, Other tangible fixed assets, Software, Other intangible fixed assets, Other assets and Other liabilities	Inzai City of Chiba Prefecture, Toshima City of Tokyo, Tatebayashi City of Gunma Prefecture, Nagoya City of Aichi Prefecture, Kitanagoya City of Aichi Prefecture, Bunkyo City of Tokyo

Assets related to the Credit Business are grouped as one unit in the consumer finance subsidiary. Assets held for disposal and idle assets are grouped respectively. The consumer finance subsidiary considered the System Integration Related Assets unlikely to have a cost reduction effect and remain in use in the future, and reevaluated the profitability of the Credit Business Assets. As a result, it was determined that their carrying amounts exceeded their respective recoverable amounts, and, to the extent of such excess, impairment losses were recognized as extraordinary losses. The recoverable amount is measured based on value in use, and calculated as future cash flows discounted at 8.97%. The recoverable amount is valued as zero for the assets without potential future cash flows.

The impairment loss amount was ¥148,639 million. (¥1,518 million on buildings (including ¥189 million for system integration related assets), ¥2,515 million on land, ¥6,155 million on other tangible fixed assets (including ¥1,923 million for system integration related assets), ¥37,177 million on software (including ¥3,163 million for system integration related assets), ¥86,683 million on other intangible fixed assets (including ¥85,929 million for system integration related assets), ¥8,960 million on other assets (including ¥2,596 million for system integration related assets) and ¥5,628 million on other liabilities.)

5.	Comprehensive Income

The components of other comprehensive income for the years ended March 31, 2018 and 2019 were as follows:

	(in millions of yen)
	2018	2019
Unrealized gains (losses) on available-for-sale securities:
Gains (losses) arising during the year	¥430,620	¥(36,022)
Reclassification adjustments to profits (losses)	(123,470)	(139,574)

Amount before income tax effect	307,150	(175,597)
Income tax effect	(99,129)	49,974

Total	208,021	(125,622)

Deferred gains (losses) on derivatives under hedge accounting:
Gains (losses) arising during the year	(297,250)	(234,134)
Reclassification adjustments to profits (losses)	202,321	323,994
Adjustments to acquisition costs of assets	(87)	832

Amount before income tax effect	(95,016)	90,693
Income tax effect	30,015	(27,327)

Total	(65,001)	63,366

Land revaluation surplus:
Gains (losses) arising during the year	—	—
Reclassification adjustments to profits (losses)	—	—

Amount before income tax effect	—	—
Income tax effect	(57)	—

Total	(57)	—

Foreign currency translation adjustments:
Gains (losses) arising during the year	(29,394)	(81,074)
Reclassification adjustments to profits (losses)	7,321	(2,212)

Amount before income tax effect	(22,073)	(83,287)
Income tax effect	(554)	812

Total	(22,627)	(82,475)

Defined retirement benefit plans
Gains (losses) arising during the year	154,089	(136,351)
Reclassification adjustments to profits (losses)	58,559	30,448

Amount before income tax effect	212,648	(105,902)
Income tax effect	(67,113)	32,761

Total	145,534	(73,141)

Share of other comprehensive income in affiliates accounted for using the equity method:
Gains (losses) arising during the year	(25,067)	(37,799)
Reclassification adjustments to profits (losses)	(5,849)	(7,094)
Adjustments to acquisition costs of assets	(2)	0

Total	(30,919)	(44,893)

Total other comprehensive income	¥234,950	¥(262,766)

6.	Consolidated Statements of Changes in Net Assets

For the fiscal year ended March 31, 2018

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2017	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2018	Note
Issued shares:
Common stock	14,168,853	—	268,825	13,900,028	(Note 1)

Total	14,168,853	—	268,825	13,900,028

Treasury stock:
Common stock	738,910	270,301	272,073	737,138	(Note 2 and 3)

Total	738,910	270,301	272,073	737,138

(Note 1)	The decrease in the number of shares of common stock by 268,825 thousand shares was due to the cancellation of shares.
(Note 2)	The increase in the number of shares of common stock held in treasury by 270,301 thousand shares was mainly due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for the BIP trust, the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit and an increase in the number of shares held by equity method affiliates. The decrease in the number of shares of common stock held in treasury by 272,073 thousand shares was mainly due to the cancellation of shares, the sale of shares for the BIP trust, the delivery of shares upon the exercise of stock options, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.
(Note 3)	The number of shares of common stock as of April 1, 2017 and March 31, 2018 includes 30,532 thousand shares and 28,733 thousand shares held by the BIP trust, respectively. For the fiscal year ended March 31, 2018, the number of shares held by the BIP trust increased by 1,251 thousand shares and decreased by 3,050 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2018 (in millions of yen)
			As of April 1, 2017	Increase	Decrease	As of March 31, 2018
MUFG	Stock options	—					254

Consolidated subsidiaries	—	—					19

Total		—					274

III.	Information on Cash Dividends

(1)	Cash dividends paid in the fiscal year ended March 31, 2018

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 29, 2017	Common stock	121,160	9	March 31, 2017	June 30, 2017

Meeting of Board of Directors on November 14, 2017	Common stock	119,890	9	September 30, 2017	December 5, 2017

(Note)	The total dividend amount as resolved by the Annual General Meeting of Shareholders on June 29, 2017 includes ¥274 million of dividends on the treasury stock held by the BIP trust, and the total dividend amount as resolved by the Meeting of the Board of Directors on November 14, 2017 includes ¥259 million of dividends on the treasury stock held by the BIP trust.

(2)	Dividends the record date for which fell within the fiscal year and the effective date of which was after the fiscal year ended March 31, 2018

Date of approval	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 28, 2018	Common stock	131,934	Retained earnings	10	March 31, 2018	June 29, 2018

(Note)	The total dividend amount includes ¥287 million of dividends on the treasury stock held by the BIP trust.

For the fiscal year ended March 31, 2019

I.	Information on the class and number of issued shares and treasury stock

	(Thousand shares)
	Number of shares as of April 1, 2018	Number of shares increased	Number of shares decreased	Number of shares as of March 31, 2019	Note
Issued shares:
Common stock	13,900,028	—	232,257	13,667,770	(Note 1)

Total	13,900,028	—	232,257	13,667,770

Treasury stock:
Common stock	737,138	247,188	239,010	745,316	(Note 2 and 3)

Total	737,138	247,188	239,010	745,316

(Note 1)	The decrease in the number of shares of common stock by 232,257 thousand shares was due to the cancellation of shares.
(Note 2)	The increase in the number of shares of common stock held in treasury by 247,188 thousand shares was mainly due to the acquisitions of shares pursuant to provisions of the Articles of Incorporation, the acquisition of shares for the BIP trust, the repurchases of shares in response to requests made by shareholders holding shares constituting less than one whole unit, the acquisitions of shares held by untraceable shareholders and an increase in the number of shares held by equity method affiliates. The decrease in the number of shares of common stock held in treasury by 239,010 thousand shares was mainly due to the cancellation of shares, the sale of shares for the BIP trust, the sale of shares in response to requests made by shareholders holding shares constituting less than one whole unit and a decrease in the number of shares held by equity method affiliates.
(Note 3)	The number of shares of common stock as of April 1, 2018 and March 31, 2019 includes 28,733 thousand shares and 35,036 thousand shares held by the BIP trust, respectively. For the fiscal year ended March 31, 2019, the number of shares held by the BIP trust increased by 13,049 thousand shares and decreased by 6,747 thousand shares.

II.	Information on share subscription rights

Issuer	Type of share subscription rights	Class of shares to be issued	Number of shares subject to subscription rights				Balance as of March 31, 2019 (in millions of yen)
			As of April 1, 2018	Increase	Decrease	As of March 31, 2019
MUFG	Stock options	—					189

Consolidated subsidiaries	—	—					27

Total		—					217

III.	Information on Cash Dividends

(1)	Cash dividends paid in the fiscal year ended March 31, 2019

Date of approval	Type of stock	Total Dividends (in millions of yen)	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 28, 2018	Common stock	131,934	10	March 31, 2018	June 29, 2018

Meeting of Board of Directors on November 13, 2018	Common stock	144,314	11	September 30, 2018	December 5, 2018

(Note)	The total dividend amount as resolved by the Annual General Meeting of Shareholders on June 28, 2018 includes ¥287 million of dividends on the treasury stock held by the BIP trust, and the total dividend amount as resolved by the Meeting of the Board of Directors on November 13, 2018 includes ¥386 million of dividends on the treasury stock held by the BIP trust.

(2)	Dividends the record date for which fell within the fiscal year and the effective date of which was after the fiscal year ended March 31, 2019

Date of approval	Type of stock	Total Dividends (in millions of yen)	Source of dividends	Dividend per share (in yen)	Dividend record date	Effective date
Annual General Meeting of Shareholders on June 27, 2019	Common stock	142,552	Retained earnings	11	March 31, 2019	June 28, 2019

(Note)	The total dividend amount includes ¥385 million of dividends on the treasury stock held by the BIP trust.

7.	Consolidated Statements of Cash Flows

“Cash and cash equivalents” compared to items presented on the consolidated balance sheet:

	(in millions of yen)
	For the fiscal year ended March 31,
	2018	2019
Cash and due from banks	¥74,713,689	¥74,206,895

Cash and cash equivalents	74,713,689	74,206,895

8.	Leases

Operating leases

(1)	Lessee

Future lease payments, including interest expenses, under non-cancelable operating leases as of March 31, 2018 and 2019 were as follows:

	(in millions of yen)
	March 31, 2018	March 31, 2019
Due within one year	¥67,314	¥67,271
Due after one year	301,934	276,237

Total	¥369,248	¥343,508

(2)	Lessor

Future lease receivables, including interest receivables, under non-cancelable operating leases as of March 31, 2018 and 2019 were as follows:

	(in millions of yen)
	March 31, 2018	March 31, 2019
Due within one year	¥5,292	¥31,211
Due after one year	44,196	15,299

Total	¥49,488	¥46,510

9.	Financial Instruments

I.	Disclosure on financial instruments

(1)	Policy for financial instruments

MUFG provides comprehensive financial services such as deposit-taking and lending services, securities investment and other securities services and foreign exchange services.

In order to prevent these businesses from being negatively affected by fluctuations in interest and foreign exchange rates and other market conditions, MUFG conducts asset and liability management (“ALM”) by adjusting market exposure and the balance between short-term and long-term assets and liabilities. To do so, among other things, MUFG raises capital from the market and hedges risks through derivative transactions.

(2)	Nature and extent of risks arising from financial instruments

MUFG holds various types of financial instruments such as loans, securities, and derivatives and is thus exposed to credit and market risks.

Credit risk is the risk of loss on receivables such as loans due to nonperformance of contractual obligations caused by factors such as deterioration in the financial condition of a borrower.

Market risk mainly arises from changes in domestic and overseas interest rates, foreign exchange rates, and fluctuations in market prices of stocks and bonds. For example, an increase in domestic and overseas interest rates would reduce the value of MUFG’s bond portfolio consisting of government and other bonds, and a rise in yen would reduce the value of foreign-currency-denominated securities and other assets when converted into yen. MUFG also invests in marketable equity securities, and a fall in the market price would decrease the fair value of these securities. As part of MUFG’s trading and ALM activities, MUFG holds derivative products such as interest rate swaps. A significant change in foreign exchange or interest rates may cause a significant fluctuation in the fair value of these derivative products. In conducting transactions for purposes of hedging risks associated with derivative products, MUFG hedges against interest rate risks with instruments including fixed rate deposits, loans and bonds, floating rate deposits, loans and bonds, and forecasted transactions involving fixed rate deposits and loans through designated hedging methods including interest rate swaps. MUFG hedges against exchange rate fluctuation risks with instruments such as foreign currency denominated monetary claims and liabilities through hedging methods including currency swap transactions and forward exchange contracts. In lieu of effectiveness determination, MUFG designs hedging activities so that the material terms of the hedging instruments are almost identical to those of the hedged items. In limited circumstances, effectiveness of hedging activities is assessed by verification of the correlation between factors that cause fluctuations in interest rates.

(3)	Risk management relating to financial instruments

(A)	Credit risk management

MUFG regularly monitors and assesses the credit portfolios of MUFG’s group companies and uses credit rating and asset evaluation and assessment systems to ensure timely and proper evaluation of credit risk.

Within the basic framework of MUFG’s credit risk control system based on MUFG’s credit risk control rules, each group company has established a consolidated and global credit risk control system while MUFG monitors group-wide credit risk. MUFG provides training and advice when necessary in addition to monitoring credit risk management conducted by MUFG’s group companies.

In screening individual transactions and managing credit risk, each major group company has in place a check-and-balance system in which the credit administration section and the business promotion section are kept separate.

MUFG holds regular management committee meetings to ensure full reporting and discussion on important credit risk management and administration matters.

In addition to providing check-and-balance between different functions and conducting management level deliberations, the audit department also undertakes to validate credit operations to ensure appropriate credit administration.

(B)	Market risk management

(a)	Risk management system

MUFG has adopted an integrated system to manage market risks associated with market activities for trading purposes (trading activities) and non-trading market activities (banking activities). MUFG monitors group-wide market risk while each of the major group companies has established a market risk management system on a consolidated and global basis.

At each of the major group companies, checks and balances are maintained through a system in which the back (operating and administrative section) and middle (risk control section) offices operate independently from the front (the market department) office. As part of risk control by management, the Board of Directors, etc. establish the framework for the market risk management system and define responsibilities relating to market operations. MUFG allocates economic capital corresponding to levels of market risk within the scope of the MUFG’s capital base, and establishes quantitative limits on market risk based on the allocated economic capital as well as limits on losses to contain MUFG’s exposure to risks and losses within a certain range.

(b)	Market risk management

MUFG reports daily the status on group-wide exposure to market risk and compliance with quantitative limits on market risk and losses at each major group company to the Chief Risk Officer, while each major group company internally reports daily to its risk management officer on the status of exposure to market risk and compliance with quantitative limits on market risk and losses. MUFG and each major group company conduct comprehensive analyses on risk profiles, including stress testing, and regularly reports to their respective ALM Committees and Corporate Risk Management Committees.

MUFG administers risks at each business unit at MUFG’s group companies by hedging against interest rate and exchange rate fluctuation risks associated with marketable assets and liabilities with various hedging transactions using marketable securities and derivatives as appropriate. With respect to trading account transactions and their administration, MUFG documents the process and periodically verifies through internal audits that the valuation methods and operation of such transactions are appropriate.

(c)	Market risk measurement model

Since the daily variation in market risk is significantly greater than that in other types of risks, MUFG measures and manages market risk using the Value at Risk (“VaR”), Value at Idiosyncratic Risk (“VaI”) and other methods.

Market risk for both trading and banking activities (excluding strategic equity securities) is measured using a uniform market risk measurement model. The principal method used for the model is the historical simulation method (holding period — 10 business days; confidence interval — 99%; and observation period — 701 business days).

* Market risk can be classified into “general market risk” defined as the risk of suffering loss due to the volatility in the general market trend, and “specific market risk” defined as the risk of suffering loss due to the volatility of specific financial instruments such as debt securities or stocks, independent of the general market trend. The amount of general market risk calculated by a market risk measurement method is called VaR, while the amount of specific market risk is called VaI.

* The historical simulation method calculates the VaR and VaI amount by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices that occurred over a fixed period in the past. The noted features of the historical simulation method include the ability to directly reflect the characteristics of the market fluctuations and the ability to rigorously measure the risk arising from options. However, because VaR and VaI measure market risks with a fixed event probability calculated statistically based on past market changes, they may not be able to ascertain risks when market volatility reaches abnormal levels.

(d)	Quantitative information in respect of market risk

(i)	Amount of market risk associated with trading activities

The amount of consolidated market risk associated with trading activities across the Group was ¥20.8 billion and ¥13.3 billion as of March 31, 2019 and 2018, respectively.

(ii)	Amount of market risk associated with banking activities

The amount of consolidated market risk associated with banking activities (excluding strategic equity securities) across the Group was ¥315.6 billion and ¥386.4 billion as of March 31, 2019 and 2018, respectively. As appropriate identification of interest rate risk is vital to banking activities (excluding strategic equity securities), the risk is managed based on the following assumptions for appropriate measurement of core deposits and prepayments in loans and deposits.

For a certain portion of the deposits without contractual maturities (so-called core deposits), interest rate risk is recognized by allocating maturities of various terms (no longer than 10 years) according to the features of deposits, taking into account the results of the statistical analysis using the data on the transition of balance by product, prospective of deposit interest rate and other business judgments. The amount of core deposits and the method of allocating maturities are reviewed on a regular basis. Meanwhile, the deposits and loans with contractual maturities involve risks associated with premature repayment or cancellation. These risks are reflected in interest rate risks by estimating the ratio of cancellations through the statistical analysis based on factors including interest rate fluctuations and actual repayments and cancellations.

(iii)	Risk of strategic equity portfolio

The market value of the strategically held stocks (publicly traded) of MUFG as of March 31, 2019 and 2018 was subject to a variation of approximately ¥3.0 billion and ¥3.2 billion, respectively, when the TOPIX index moves one point in either direction.

(e)	Backtesting

In order to test the accuracy of the market risk measurement model, MUFG conducts backtestings to compare the VaR with one-day holding period computed by the model with the daily assumptive profit or loss.

MUFG also endeavors to secure the accuracy by verifying the reasonableness of assumptions used by the market risk measurement model and identifying the characteristics of the market risk measurement model in use from diversified viewpoints.

The results of backtesting for the years ended March 31, 2019 and 2018 in the trading activities of MUFG showed that hypothetical loss never exceeded VaR. Since the frequency of the excess falls within four times, it is considered that MUFG’s VaR model provided reasonably accurate measurements of market risk.

(f)	Stress testing

The historical simulation method, in which the potential loss for a certain period (10 business days) is calculated by applying market fluctuations over a fixed period in the past (701 business days, approximately 3 years) to the current portfolio held, is adopted for VaR measured by a market risk measurement model. For this reason, losses greater than VaR may arise in cases where a market fluctuation before the observation period occurs or each risk factors such as interest rates and exchange rates show different moves from historical correlations.

As a means to measure expected losses that cannot be captured by these current risk measurement method models, the Group conducts stress testing using various scenarios.

By conducting stress testing as appropriate using various scenarios in view of future forecasts, each of the group companies makes an effort to apprehend where risks lie and aim to manage its assets more stably and securely.

(C)	Management of liquidity risk associated with funding activities

MUFG’s major group companies strive to secure appropriate liquidity in both yen and foreign currencies by managing the sources of funding and liquidity gap, liquidity-supplying products such as commitment lines, as well as buffer assets that help maintain liquidity level.

Specifically, the Board of Directors, etc. provide the framework for liquidity risk management, operate businesses on various stages according to the urgency of funding needs and exercise management on each such stage. The department responsible for liquidity risk management is designed to perform checking functions independent of other departments. The department reports to the ALM Committee and the Board of Directors the results of its activities such as evaluation of funding urgency and monitoring of compliance with quantitative limits. The department responsible for funding management performs funding and management activities, and regularly reports the current funding status and forecast as well as the current liquidity risk status to the department responsible for liquidity risk management and other appropriate bodies such as the ALM Committee.

(4)	Supplementary explanation on fair value, etc. of financial instruments

The fair value of financial instruments includes, in addition to the value determined based on the market price, a valuation calculated on a reasonable basis if no market price is available. Certain assumptions are used for the calculation of such amount. Accordingly, the result of such calculation may vary if different assumptions are used.

II.	Disclosure on the fair value and other matters of financial instruments

The following table summarizes the amounts stated on the consolidated balance sheet and the fair value of financial instruments as of March 31, 2018 and 2019 together with their differences. Note that the following table does not include non-listed equity securities and certain other securities of which fair value cannot be reliably determined (see Note 2).

		(in millions of yen)
		March 31, 2018
		Amount on consolidated balance sheet	Fair value	Difference
(1)	Cash and due from banks	¥74,713,689	¥74,713,689	¥—
(2)	Call loans and bills bought	482,285	482,285	—
(3)	Receivables under resale agreements	5,945,875	5,945,875	—
(4)	Receivables under securities borrowing transactions	9,266,996	9,266,996	—
(5)	Monetary claims bought (*1)	5,529,619	5,531,031	1,412
(6)	Trading assets	6,231,936	6,231,936	—
(7)	Money held in trust	943,153	941,976	(1,177)
(8)	Securities:
	Debt securities being held to maturity	2,221,712	2,252,485	30,773
	Available-for-sale securities	54,041,842	54,041,842	—
(9)	Loans and bills discounted	108,090,994
	Allowance for credit losses (*1)	(632,911)

		107,458,082	108,986,286	1,528,203

(10)	Foreign exchanges (*1)	2,942,499	2,942,499	—

Total assets		¥269,777,691	¥271,336,904	¥1,559,212

(1)	Deposits	¥177,312,310	¥177,291,729	¥(20,580)
(2)	Negotiable certificates of deposit	9,854,742	9,859,614	4,872
(3)	Call money and bills sold	2,461,088	2,461,088	—
(4)	Payables under repurchase agreements	18,088,513	18,088,513	—
(5)	Payables under securities lending transactions	8,156,582	8,156,582	—
(6)	Commercial papers	2,181,995	2,181,995	—
(7)	Trading liabilities	2,431,073	2,431,073	—
(8)	Borrowed money	16,399,502	16,413,230	13,727
(9)	Foreign exchanges	2,037,524	2,037,524	—
(10)	Short-term bonds payable	847,299	847,299	—
(11)	Bonds payable	10,706,252	10,818,739	112,486
(12)	Due to trust accounts	10,382,479	10,382,479	—
(13)	Other liabilities (*2)	69,802	69,802	—

Total liabilities		¥260,929,166	¥261,039,673	¥110,506

Derivative transactions (*3):
	Activities not qualifying for hedge accounting	¥602,416	¥602,416	¥—
	Activities qualifying for hedge accounting	256,435	256,435	—

Total derivative transactions		¥858,852	¥858,852	¥—

(*1)

General and specific allowances for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*2)	The figures for derivative transactions are excluded. Other financial instruments subject to disclosure of fair value are included in this line-item in the table.
(*3)

Derivative transactions included in trading assets and liabilities as well as other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis.

		(in millions of yen)
		March 31, 2019
		Amount on consolidated balance sheet	Fair value	Difference
(1)	Cash and due from banks	¥74,206,895	¥74,206,895	¥—
(2)	Call loans and bills bought	451,668	451,668	—
(3)	Receivables under resale agreements	10,868,179	10,868,179	—
(4)	Receivables under securities borrowing transactions	2,739,363	2,739,363	—
(5)	Monetary claims bought (*1)	7,254,708	7,243,861	(10,847)
(6)	Trading assets	6,722,866	6,722,866	—
(7)	Money held in trust	912,961	913,318	356
(8)	Securities:
	Debt securities being held to maturity	2,314,249	2,335,727	21,478
	Available-for-sale securities	58,735,655	58,735,655	—
(9)	Loans and bills discounted	107,412,468
	Allowance for credit losses (*1)	(531,266)

		106,881,202	107,758,349	877,147

(10)	Foreign exchanges (*1)	2,134,807	2,134,807	—

Total assets		¥273,222,557	¥274,110,692	¥888,135

(1)	Deposits	¥180,171,279	¥180,235,432	¥64,153
(2)	Negotiable certificates of deposit	9,413,420	9,429,765	16,345
(3)	Call money and bills sold	2,465,093	2,465,093	—
(4)	Payables under repurchase agreements	25,112,121	25,112,121	—
(5)	Payables under securities lending transactions	903,219	903,219	—
(6)	Commercial papers	2,316,338	2,316,338	—
(7)	Trading liabilities	2,493,030	2,493,030	—
(8)	Borrowed money	16,268,170	16,277,719	9,549
(9)	Foreign exchanges	2,271,145	2,271,145	—
(10)	Short-term bonds payable	793,999	793,999	—
(11)	Bonds payable	12,179,680	12,378,944	199,263
(12)	Due to trust accounts	10,282,227	10,282,227	—
(13)	Other liabilities (*2)	249,000	249,000	—

Total liabilities		¥264,918,726	¥265,208,038	¥289,312

Derivative transactions (*3):
	Activities not qualifying for hedge accounting	¥548,318	¥548,318	¥—
	Activities qualifying for hedge accounting	73,867	73,867	—

Total derivative transactions		¥622,185	¥622,185	¥—

(*1)

General and specific allowances for credit losses corresponding to loans are deducted. However, with respect to items other than loans, the amount stated on the consolidated balance sheet is shown since the amount of allowance for credit losses corresponding to these items is insignificant.

(*2)	The figures for derivative transactions are excluded. Other financial instruments subject to disclosure of fair value are included in this line-item in the table.
(*3)

Derivative transactions included in trading assets and liabilities as well as other assets and liabilities are shown together. Assets and liabilities arising from derivative transactions are presented on a net basis.

(Note 1)	Method used for determining the fair value of financial instruments

Assets

(1)	Cash and due from banks

For deposits without maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. For deposits with maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the remaining maturity period of the majority of such deposits is short (maturity within 1 year).

(2)	Call loans and bills bought, (3) Receivables under resale agreements and (4) Receivables under securities borrowing transactions

For each of these items, the contract terms of the majority of the transactions are short (1 year or less). Thus, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(5)	Monetary claims bought

The fair value of monetary claims bought is determined based on the price obtained from external parties (brokers, etc.) or on the amount reasonably calculated according to a reasonable estimate.

For certain securitized products whose underlying assets are corporate loan receivables, the fair value is determined by taking into account two different prices. The first price is calculated by discounting the expected future cash flow, which is derived from such factors as default probability and prepayment rate derived from analyses of the underlying assets and discounted at a rate, which is the yield of such securitized products adjusted for the liquidity premium based on the actual historical market data. The second is the price obtained from external parties (brokers, etc.). For other securitized products, the fair value is determined based on the price obtained from external parties after considering the result of periodic confirmation of the current status of these products, including price comparison with similar products, time series data comparison of the same product, and analysis of consistency with publicly available market indices.

For certain monetary claims bought for which these methods do not apply, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount from their qualitative viewpoint.

(6)	Trading assets

For securities such as bonds that are held for trading purposes, the fair value is determined based on the price quoted by stock exchanges or by the financial institutions from which these securities are purchased, or determined at the present value of the expected future cash flow discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments.

(7)	Money held in trust

For securities that are part of trust property in an independently managed monetary trust with the primary purpose to manage securities, the fair value is determined based on the price quoted by the financial institutions from which these securities are purchased.

See “Money Held in Trust” for notes on money held in trust by categories based on each purpose of holding the money held in trust.

(8)	Securities

The fair value of equity securities is determined based on the price quoted by stock exchanges. The fair value of bonds is determined based on the market price or by the financial institutions from which they are purchased, or based on the price reasonably calculated. The fair value of investment trusts is determined based on the publicly available price.

For privately placed guaranteed bonds held by MUFG’s bank or trust subsidiaries, the fair value is determined based on the present value of expected future cash flow, which is adjusted to reflect default risk, amount to be collected from collateral and guarantees and guarantee fees, and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments.

The fair value of floating rate Japanese government bonds is determined based on the present value as calculated by discounting the expected future cash flow, estimated based on factors such as the yield of government bonds and discounted at a rate based on such yield of government bonds adjusted for the value of embedded options and the liquidity premium based on the actual market premiums observed in the past.

See “Securities” for notes on securities by categories based on each purpose of holding the securities.

(9)	Loans and bills discounted

With respect to loans, for each category of loans based on types of loans, internal ratings and maturity periods, the fair value is determined based on the present value of expected future cash flow, which is adjusted to reflect default risk and the expected amount to be collected from collateral and guarantees and discounted at an interest rate based on the market interest rate as of the date of evaluation with certain adjustments. For loans with floating interest rates such as certain residential loans provided to individual home owners, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount, unless the creditworthiness of the borrower has changed significantly since the loan origination.

For receivables from bankrupt, virtually bankrupt and likely to become bankrupt borrowers, credit loss is estimated based on factors such as the present value of expected future cash flow or the expected amount to be collected from collateral and guarantees. Since the fair value of these items approximates the net amount of receivables after the deduction of allowance for credit losses on the consolidated balance sheet as of the consolidated balance sheet date, such amount is presented as the fair value. The fair value of loans qualifying for special hedge accounting treatment of interest rate swaps or designation of forward exchange contracts and other contracts under Generally Accepted Accounting Principles in Japan (“JGAAP”) reflects the fair value of such interest rate swaps or forward exchange contracts and other contracts.

(10)	Foreign exchanges

Foreign exchange consists of foreign currency deposits with other banks that are “due from foreign banks (our accounts),” short-term loans involving foreign currencies that are “due from other foreign banks (their accounts),” export bills, traveler’s checks and other bills (purchased foreign bills), and loans on notes using import bills (foreign bills receivables). For these items, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because most of these items are deposits without maturity or have short contract terms (1 year or less).

Liabilities

(1)	Deposits and (2) Negotiable certificates of deposit

For demand deposits, the amount payable on demand as of the consolidated balance sheet date (i.e., the carrying amount) is considered to be the fair value. For floating rate time deposits, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because the market interest rate is reflected in such deposits within a short time period. Fixed rate time deposits are grouped by certain maturity periods. The fair value of such deposits is the present value discounted by expected future cash flow. The discount rate used is the interest rate that would be applied to newly accepted deposits.

(3)	Call Money and bills sold, (4) Payables under repurchase agreements, (5) Payables under securities lending transactions and (6) Commercial papers

For each of these items, the majority of transactions have short contract terms (1 year or less). Thus, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(7)	Trading liabilities

For securities such as bonds that are sold short for trading purposes, the fair value is determined based on the price quoted by stock exchanges or the financial institutions to which these securities were sold.

(8)	Borrowed money

For floating rate borrowings, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount. The basis for this is that the interest rate of such floating rate borrowings reflects the market interest rate set within a short time and that there has been no significant change in MUFG’s nor MUFG’s consolidated subsidiaries’ creditworthiness after such borrowings were made. For fixed rate borrowings, the fair value is calculated as the present value of expected future cash flow from these borrowings grouped by certain maturity periods, which is discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries.

(9)	Foreign exchanges

Among foreign exchange contracts, foreign currency deposits accepted from other banks and non-resident yen deposits (due to other foreign banks) are deposits without maturity. Moreover, foreign currency short-term borrowings (due to other foreign banks) have short contract terms (1 year or less). Thus, the carrying amount is presented as the fair value of these contracts, as the fair value approximates such carrying amount.

(10)	Short-term bonds payable

For short-term bonds payable, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because they have short contract terms (1 year or less).

(11)	Bonds payable

The fair value of corporate bonds issued by MUFG and MUFG’s consolidated subsidiaries is determined based on their market price. For certain corporate bonds, the fair value is calculated as the present value of expected future cash flow discounted at an interest rate generally applicable to issuance of similar corporate bonds. For floating rate corporate bonds without market prices, the carrying amount of such bonds is presented as the fair value, as the fair value approximates such carrying amount. This is on the basis that the interest rate of such floating rate corporate bonds reflects the market interest rate in a short time and that there has been no significant change in MUFG’s nor MUFG’s consolidated subsidiaries’ creditworthiness after the issuance. For fixed rate corporate bonds, the fair value is the present value of expected future cash flow from these borrowings, which is discounted at an interest rate generally applicable to similar borrowings reflecting the premium applicable to MUFG or MUFG’s consolidated subsidiaries. The fair value of corporate bonds qualifying for special hedge accounting treatment of interest rate swaps under JGAAP reflects the fair value of such interest rate swaps.

(12)	Due to trust accounts

Since these are cash deposits with no maturity, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount.

(13)	Other liabilities

For other liabilities, the carrying amount is presented as the fair value, as the fair value approximates such carrying amount because they have short contract terms (1 year or less).

Derivative transactions

See “Derivatives” for notes on derivative transactions.

(Note 2)

The following table summarizes the amounts of financial instruments on the consolidated balance sheet whose fair value cannot be reliably determined. These securities are not included in the amount presented under the line item “(8) Securities—Available-for sale securities” as a component of Total assets in the table summarizing the fair value of financial instruments.

	(in millions of yen)
	Amount on consolidated balance sheet
	March 31, 2018	March 31, 2019
Unlisted equity securities (*1) (*2)	¥218,943	¥198,434
Investment in partnerships and others (*2) (*3)	52,692	51,064
Others (*2)	645	664

Total	¥272,280	¥250,163

(*1)	Unlisted equity securities do not carry quoted market prices. Since the fair values of these securities cannot be reliably determined, their fair value is not disclosed.
(*2)	With respect to non-listed equity securities, an impairment loss of ¥3,510 million and ¥3,259 million was recorded in the fiscal years ended March 31, 2018 and 2019, respectively.
(*3)

Investments in partnerships and others mainly include silent partnerships and investment partnerships and other partnerships, and they do not carry quoted market prices. Since the fair values of these securities cannot be reliably determined, their fair values are not disclosed.

(Note 3)	Maturity analysis for financial assets and securities with contractual maturities

	(in millions of yen)
	March 31, 2018
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Securities (*1) (*2):	¥13,877,896	¥9,658,848	¥4,589,474	¥5,444,061	¥6,623,160	¥10,496,709
Held-to-maturity securities:	846	99,729	114,070	1,166,477	434,479	1,771,300
Japanese government bonds	—	—	—	1,100,828	—	—
Municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Foreign bonds	846	65,368	91,270	1,364	44,422	917,611
Other	—	34,360	22,799	64,284	390,057	853,689
Available-for-sale securities with contractual maturities:	13,877,049	9,559,119	4,475,404	4,277,584	6,188,681	8,725,408
Japanese government bonds	10,876,130	6,145,433	1,471,263	1,743,729	784,868	1,429,117
Municipal bonds	45,004	17,677	181,404	107,062	1,185,064	180
Corporate bonds	143,457	322,511	498,318	347,268	636,345	1,045,791
Foreign bonds	2,604,002	2,639,207	1,583,867	1,960,988	3,316,540	5,320,456
Other	208,455	434,289	740,550	118,535	265,863	929,863
Loans (*1) (*3)	43,184,650	19,310,322	14,597,195	6,733,180	6,205,886	17,383,038

Total	¥57,062,547	¥28,969,170	¥19,186,670	¥12,177,241	¥12,829,047	¥27,879,747

(*1)	The amounts above are stated using the carrying amounts.
(*2)	Securities include trust beneficiary interests included in “Monetary claims bought.”
(*3)

Loans do not include those amounts whose repayment schedules cannot be determined including those due from “bankrupt” borrowers, “virtually bankrupt” borrowers and “likely to become bankrupt” borrowers amounting to ¥676,720 million.

	(in millions of yen)
	March 31, 2019
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Securities (*1) (*2):	¥14,506,983	¥9,280,207	¥4,881,729	¥4,831,175	¥7,291,094	¥16,113,378
Held-to-maturity securities:	65,884	49,789	295,427	1,070,252	336,260	2,630,552
Japanese government bonds	—	—	199,815	900,885	—	—
Municipal bonds	—	—	—	—	—	—
Corporate bonds	—	—	—	—	—	—
Foreign bonds	63,177	1,597	88,010	86,237	107,146	867,378
Other	2,706	48,192	7,600	83,129	229,113	1,763,174
Available-for-sale securities with contractual maturities:	14,441,098	9,230,418	4,586,302	3,760,923	6,954,834	13,482,825
Japanese government bonds	11,516,387	6,294,519	667,615	1,024,506	202,775	1,836,531
Municipal bonds	7,297	76,961	294,145	415,729	1,432,343	88
Corporate bonds	173,591	490,744	587,015	424,553	570,013	1,246,385
Foreign bonds	2,456,356	2,080,732	1,804,316	1,820,377	4,413,602	8,939,391
Other	287,465	287,460	1,233,208	75,755	336,099	1,460,428
Loans (*1) (*3)	43,879,049	18,560,066	14,926,917	6,352,393	6,113,420	16,935,161

Total	¥58,386,032	¥27,840,274	¥19,808,647	¥11,183,569	¥13,404,514	¥33,048,539

(*1)	The amounts above are stated using the carrying amounts.
(*2)	Securities include trust beneficiary interests included in “Monetary claims bought.”
(*3)

Loans do not include those amounts whose repayment schedules cannot be determined including those due from “bankrupt” borrowers, “virtually bankrupt” borrowers and “likely to become bankrupt” borrowers amounting to ¥645,459 million.

(Note 4)	Maturity analysis for “Time deposits,” “Negotiable certificates of deposit” and other interest-bearing liabilities

	(in millions of yen)
	March 31, 2018
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Time deposits and negotiable certificates of deposit (*1)	¥51,645,534	¥7,874,714	¥1,182,389	¥87,469	¥112,111	¥5,756
Borrowed money (*1) (*2) (*3)	3,257,216	9,773,828	2,103,799	407,358	380,563	476,735
Bonds (*1) (*2)	1,237,571	2,217,697	2,062,709	710,464	2,210,213	2,267,597

Total	¥56,140,321	¥19,866,240	¥5,348,899	¥1,205,292	¥2,702,888	¥2,750,089

(*1)	The amounts above are stated at the carrying amount. Interest-bearing liabilities whose outstanding balances are expected to be redeemed within one year are omitted.
(*2)	“Borrowed money” and “Bonds” whose maturities are not defined are recorded under “Due after ten years.”
(*3)	There was no outstanding balance of rediscounted bills as of March 31, 2018.

	(in millions of yen)
	March 31, 2019
	Due in one year or less	Due after one year through three years	Due after three years through five years	Due after five years through seven years	Due after seven years through ten years	Due after ten years
Time deposits and negotiable certificates of deposit (*1)	¥51,455,999	¥8,673,982	¥1,083,491	¥96,025	¥92,526	¥4,001
Borrowed money (*1) (*2) (*3)	3,655,399	10,397,610	1,103,090	347,737	272,287	492,045
Bonds (*1) (*2)	1,177,267	2,897,414	2,154,119	1,046,905	2,333,270	2,570,703

Total	¥56,288,665	¥21,969,007	¥4,340,701	¥1,490,668	¥2,698,084	¥3,066,749

(*1)	The amounts above are stated at the carrying amount. Interest-bearing liabilities whose outstanding balances are expected to be redeemed within one year are omitted.
(*2)	“Borrowed money” and “Bonds” whose maturities are not defined are recorded under “Due after ten years.”
(*3)	There was no outstanding balance of rediscounted bills as of March 31, 2019.

10.	Securities

In addition to “Securities” on the consolidated balance sheet, the figures in the following tables include trading account securities, securities related to trading transactions and short-term corporate bonds classified as “Trading assets,” negotiable certificates of deposit in “Cash and due from banks” and beneficiary certificates in trusts in ”Monetary claims bought” and others.

I.	Trading securities

	(in millions of yen)
	For the fiscal year ended March 31,
	2018	2019
Net unrealized gains (losses) recorded on the consolidated statement of income	¥91,588	¥(8,314)

II.	Debt securities being held to maturity

	(in millions of yen)
	March 31, 2018
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:
Domestic bonds	¥1,100,828	¥1,141,040	¥40,211
Government bonds	1,100,828	1,141,040	40,211
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,403,858	1,418,705	14,847
Foreign bonds	315,703	322,112	6,408
Other	1,088,155	1,096,593	8,438

Subtotal	¥2,504,686	¥2,559,745	¥55,058

Securities whose fair value does not exceed amount on consolidated balance sheet:
Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	1,088,371	1,071,303	(17,068)
Foreign bonds	805,180	789,333	(15,846)
Other	283,191	281,969	(1,222)

Subtotal	¥1,088,371	¥1,071,303	¥(17,068)

Total	¥3,593,058	¥3,631,048	¥37,990

	(in millions of yen)
	March 31, 2019
	Amount on consolidated balance sheet	Fair value	Difference
Securities whose fair value exceeds amount on consolidated balance sheet:
Domestic bonds	¥1,100,701	¥1,142,320	¥41,618
Government bonds	1,100,701	1,142,320	41,618
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	847,676	852,422	4,746
Foreign bonds	392,592	395,923	3,330
Other	455,083	456,499	1,415

Subtotal	¥1,948,377	¥1,994,742	¥46,365

Securities whose fair value does not exceed amount on consolidated balance sheet:
Domestic bonds	¥—	¥—	¥—
Government bonds	—	—	—
Municipal bonds	—	—	—
Corporate bonds	—	—	—
Other securities	2,499,789	2,464,472	(35,317)
Foreign bonds	820,955	797,484	(23,471)
Other	1,678,834	1,666,987	(11,846)

Subtotal	¥2,499,789	¥2,464,472	¥(35,317)

Total	¥4,448,167	¥4,459,215	¥11,047

III.	Available-for-sale securities

	(in millions of yen)
	March 31, 2018
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:
Domestic equity securities	¥5,370,084	¥2,111,124	¥3,258,960
Domestic bonds	20,888,022	20,574,978	313,043
Government bonds	18,070,831	17,809,753	261,077
Municipal bonds	774,038	766,234	7,804
Corporate bonds	2,043,152	1,998,990	44,161
Other securities	9,510,490	9,160,441	350,049
Foreign equity securities	138,084	59,406	78,677
Foreign bonds	6,689,898	6,569,032	120,866
Other	2,682,508	2,532,002	150,505

Subtotal	¥35,768,598	¥31,846,543	¥3,922,054

Securities whose fair value does not exceed the acquisition cost:
Domestic equity securities	¥170,959	¥209,726	¥(38,767)
Domestic bonds	6,092,605	6,100,129	(7,524)
Government bonds	4,379,710	4,381,745	(2,035)
Municipal bonds	762,353	764,873	(2,520)
Corporate bonds	950,540	953,510	(2,969)
Other securities	13,365,161	13,723,512	(358,350)
Foreign equity securities	196,456	239,158	(42,702)
Foreign bonds	10,758,444	11,018,410	(259,965)
Other	2,410,260	2,465,943	(55,682)

Subtotal	¥19,628,726	¥20,033,368	¥(404,642)

Total	¥55,397,324	¥51,879,912	¥3,517,412

(Note)	The total difference amount shown in the table above includes ¥108,137 million revaluation gains on securities by application of the fair value hedge accounting method.

	(in millions of yen)
	March 31, 2019
	Amount on consolidated balance sheet	Acquisition cost	Difference
Securities whose fair value exceeds the acquisition cost:
Domestic equity securities	¥4,722,446	¥1,895,377	¥2,827,068
Domestic bonds	22,822,098	22,463,006	359,092
Government bonds	17,471,174	17,191,370	279,803
Municipal bonds	2,207,913	2,185,320	22,593
Corporate bonds	3,143,010	3,086,315	56,695
Other securities	17,444,398	16,990,459	453,939
Foreign equity securities	104,061	51,462	52,598
Foreign bonds	14,461,138	14,175,824	285,313
Other	2,879,199	2,763,171	116,027

Subtotal	¥44,988,943	¥41,348,843	¥3,640,100

Securities whose fair value does not exceed the acquisition cost:
Domestic equity securities	¥230,946	¥293,653	¥(62,706)
Domestic bonds	4,439,107	4,440,707	(1,600)
Government bonds	4,071,160	4,071,994	(833)
Municipal bonds	18,651	18,656	(4)
Corporate bonds	349,294	350,057	(762)
Other securities	10,919,656	11,159,758	(240,101)
Foreign equity securities	10,817	10,829	(11)
Foreign bonds	7,071,776	7,183,441	(111,665)
Other	3,837,062	3,965,486	(128,424)

Subtotal	¥15,589,710	¥15,894,119	¥(304,408)

Total	¥60,578,654	¥57,242,962	¥3,335,691

(Note)	The total difference amount shown in the table above includes ¥101,289 million revaluation gains on securities by application of the fair value hedge accounting method.

IV.	Available-for-sale securities sold

	(in millions of yen)
	For the fiscal year ended March 31, 2018
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	¥343,290	¥139,863	¥5,053
Domestic bonds	17,215,349	90,799	13,088
Government bonds	17,093,784	90,709	12,945
Municipal bonds	36,581	0	93
Corporate bonds	84,984	89	49
Other securities	15,981,119	90,649	135,819
Foreign equity securities	84,538	1,731	510
Foreign bonds	14,205,484	54,660	117,657
Other	1,691,095	34,258	17,651

Total	¥33,539,759	¥321,312	¥153,961

	(in millions of yen)
	For the fiscal year ended March 31, 2019
	Amount sold	Gains on sales	Losses on sales
Domestic equity securities	¥298,209	¥150,829	¥4,105
Domestic bonds	17,423,162	42,316	10,820
Government bonds	17,311,372	42,164	10,723
Municipal bonds	33,131	1	76
Corporate bonds	78,659	149	21
Other securities	15,591,097	140,197	150,496
Foreign equity securities	103,201	27,857	45,437
Foreign bonds	14,047,126	86,383	86,166
Other	1,440,769	25,956	18,893

Total	¥33,312,469	¥333,343	¥165,423

V.	Securities reclassified due to change of purpose in holding such securities

As of March 31, 2018

The shares of preferred stock of Aberdeen Asset Management PLC held through the consolidated domestic trust banking subsidiaries with an aggregate acquisition cost of ¥19,222 million were reclassified from securities held for investment in affiliates to available-for-sale securities because Aberdeen was no longer an equity method affiliate.

Securities reclassified from securities held for investment in affiliates to available-for-sale securities

	(in millions of yen)
	March 31, 2018
	Acquisition cost	Amount on consolidated balance sheet	Net unrealized gains (losses) on available-for-sale securities on consolidated balance sheet
Foreign equity securities	¥19,222	¥14,944	¥(2,967)

As of March 31, 2019

An overseas subsidiary whose fiscal year end is December 31 reclassified its securitized products of ¥213,512 million at fair value which had been previously classified as “Available-for-sale securities” to “Debt securities being held to maturity” during the fiscal year ended March 31, 2019 in accordance with Accounting Standards Codification (ASC) 320 Investments — Debt Securities” released by the Financial Accounting Standards Board of the U.S. This change was made because management of the subsidiary considered it to be more appropriate to classify these securities as “Debt securities being held to maturity” as it has the ability and intent to hold them to maturity.

Securities reclassified from available-for-sale securities to debt securities being held to maturity

	(in millions of yen)
	March 31, 2019
	Fair value	Amount on consolidated balance sheet	Net unrealized gains (losses) on available-for-sale securities on consolidated balance sheet
Foreign bonds	¥193,888	¥193,306	¥(6,043)

The securities of PT Bank Danamon Indonesia, Tbk. which had been previously held as “Available-for-sale securities” was reclassified to “Investment in affiliates” (amount on the consolidated balance sheet was ¥263,021 million) because PT Bank Danamon Indonesia, Tbk. was newly included in the scope of application of the equity method due to additional share acquisition during the fiscal year ended March 31, 2019.

VI.	Securities with impairment losses

Securities other than those held for trading purposes and investment in affiliates (excluding certain securities whose fair value cannot be reliably determined) are subject to write-downs when their fair value significantly declines and it is determined as of the end of the reporting period that it is not probable that the value will recover to the acquisition cost. In such case, the fair value is recorded on the consolidated balance sheet and the difference between the fair value and the acquisition cost is recognized as losses for the reporting period (referred to as “impairment losses”).

Impairment losses on such securities for the fiscal year ended March 31, 2018 were ¥8,733 million consisting of ¥3,861 million on equity securities and ¥4,872 million on bonds and other securities.

Impairment losses on such securities for the fiscal year ended March 31, 2019 were ¥10,755 million consisting of ¥9,549 million on equity securities and ¥1,205 million on bonds and other securities.

Whether there is any “significant decline in the fair value” is determined for each category of issuers in accordance with the internal standards for self-assessment of asset quality as provided below:

Bankrupt issuers, virtually bankrupt issuers and likely to become bankrupt issuers:

The fair value is lower than acquisition cost.

Issuers requiring close watch:

The fair value has declined 30% or more from acquisition cost.

Normal issuers:

The fair value has declined 50% or more from acquisition cost.

“Bankrupt issuers” means issuers who have entered into bankruptcy, special liquidation proceedings or similar legal proceedings or whose notes have been dishonored and suspended from processing through clearing houses. “Virtually bankrupt issuers” means issuers who are not legally or formally bankrupt but are regarded as substantially in similar condition. “Likely to become bankrupt issuers” means issuers who are not yet legally or formally bankrupt but deemed to have a high possibility of becoming bankrupt. “Issuers requiring close watch” means issuers who are financially weak and are under close monitoring by our subsidiaries.

“Normal issuers” means issuers other than those who are classified in the four categories of issuers mentioned above.

11.	Money Held in Trust

I.	Money held in trust for trading purpose

	(in millions of yen)
	March 31, 2018
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income
Money held in trust for trading purpose	¥43,483	¥(2,355)

	(in millions of yen)
	March 31, 2019
	Amount on consolidated balance sheet	Net unrealized gains (losses) recorded on the consolidated statement of income
Money held in trust for trading purpose	¥41,715	¥46

II.	Money held in trust being held to maturity

	(in millions of yen)
	March 31, 2018
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥49,240	¥49,666	¥425	¥425	¥—

	(in millions of yen)
	March 31, 2019
	(a) Amount on consolidated balance sheet	(b) Fair value	Difference (b) - (a)	Money held in trust with respect to which (b) exceeds (a)	Money held in trust with respect to which (b) does not exceed (a)
Money held in trust being held to maturity	¥47,167	¥48,158	¥990	¥990	¥—

(Note)	“Money held in trust with respect to which (b) exceeds (a)” and “Money held in trust with respect to which (b) does not exceed (a)” show the breakdown of “Difference (b) - (a)”.

III.	Money held in trust not for trading purpose or being held to maturity

	(in millions of yen)
	March 31, 2018
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	¥850,429	¥851,373	¥(943)	¥797	¥1,741

	(in millions of yen)
	March 31, 2019
	(a) Amount on consolidated balance sheet	(b) Acquisition cost	Difference (a) - (b)	Money held in trust with respect to which (a) exceeds (b)	Money held in trust with respect to which (a) does not exceed (b)
Money held in trust not for trading purpose or being held to maturity	¥824,079	¥821,739	¥2,340	¥2,340	¥—

(Note)	“Money held in trust with respect to which (a) exceeds (b)” and “Money held in trust with respect to which (a) does not exceed (b)” show the breakdown of “Difference (a) - (b)”.

12.	Net Unrealized Gains (Losses) on Available-for-Sale Securities

Net unrealized gains (losses) on available-for-sale securities as of the dates indicated consisted of the following:

As of March 31, 2018

(in millions of yen)
Net unrealized gains (losses)	¥3,393,803
Available-for-sale securities	3,404,356
Money held in trust not for trading purpose or being held to maturity	(943)
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(9,609)
Deferred tax liabilities	(990,201)

Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	2,403,602

Non-controlling interests	(7,677)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available-for-sale securities	(7,689)

Total	¥2,388,234

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥108,137 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥642 million of unrealized losses on available-for-sale securities in investment limited partnerships and ¥4,275 million of unrealized losses as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies whose fair value cannot be reliably determined.

As of March 31, 2019

(in millions of yen)
Net unrealized gains (losses)	¥3,216,388
Available-for-sale securities	3,229,286
Money held in trust not for trading purpose or being held to maturity	2,340
Reclassification from “Available-for-sale securities” to “Debt securities being held to maturity”	(15,237)
Deferred tax liabilities	(939,546)

Net unrealized gains (losses) on available-for-sale securities, net of deferred tax liabilities (before adjustments for non-controlling interests)	2,276,841

Non-controlling interests	(6,141)
MUFG’s ownership share in equity method investees’ unrealized gains (losses) on available- for-sale securities	(21,469)

Total	¥2,249,231

(Notes)

1.

“Net unrealized gains (losses)” shown in the above table excludes ¥101,289 million of revaluation gains on securities as a result of application of the fair value hedge accounting method, which are recorded in current earnings.

2.

“Net unrealized gains (losses)” shown in the above table includes ¥437 million of unrealized losses on available-for-sale securities in investment limited partnerships and ¥4,677 million of unrealized losses as a result of foreign exchange adjustments related to available-for-sale securities denominated in foreign currencies whose fair value cannot be reliably determined.

13.	Derivatives

I.	Derivatives to which hedge accounting is not applied

With respect to derivatives to which hedge accounting is not applied, the contract amounts or notional principal amounts, fair values and related valuation gains (losses) as of the end of the specified fiscal year by transaction type, and the fair value valuation methods, were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

(1)	Interest rate-related derivatives

		(in millions of yen)
		March 31, 2018
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Interest rate futures	Sold	¥7,029,373	¥4,356,640	¥581	¥581
	Bought	10,890,096	7,811,419	161	161
Interest rate options	Sold	2,914,576	—	(273)	(160)
	Bought	3,378,029	—	595	353

Over-the-counter (“OTC”) transactions:

Forward rate agreements	Sold	32,800,224	2,133,496	(697)	(697)
	Bought	32,866,177	1,301,882	696	696
Interest rate swaps	Receivable fixed rate/ Payable floating rate	479,210,684	381,887,613	6,680,293	6,680,293
	Receivable floating rate/ Payable fixed rate	477,249,726	384,031,321	(6,436,817)	(6,436,817)
	Receivable floating rate/ Payable floating rate	99,013,086	79,926,984	53,045	53,045
	Receivable fixed rate/ Payable fixed rate	743,544	703,254	12,338	12,338
Interest rate swaptions	Sold	22,595,762	17,743,380	(509,707)	202,272
	Bought	18,800,290	14,612,440	395,049	(124,312)
Other	Sold	3,072,070	2,685,358	(38,609)	(7,844)
	Bought	3,622,962	3,191,575	47,756	2,024

Total		—	—	¥204,413	¥381,934

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the fiscal year.

The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		March 31, 2019
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Interest rate futures	Sold	¥4,051,827	¥3,178,978	¥(3,519)	¥(3,519)
	Bought	5,622,738	3,874,488	1,798	1,798
Interest rate options	Sold	14,471,085	3,485,940	(9,652)	(3,305)
	Bought	10,771,239	2,008,153	12,787	2,998

OTC transactions:

Forward rate agreements	Sold	46,800,701	1,447,871	(128)	(128)
	Bought	46,493,223	2,589,802	350	350
Interest rate swaps	Receivable fixed rate/ Payable floating rate	495,128,761	396,606,057	8,712,768	8,712,768
	Receivable floating rate/ Payable fixed rate	489,485,468	396,607,853	(8,431,277)	(8,431,277)
	Receivable floating rate/ Payable floating rate	107,539,404	86,920,919	20,316	20,316
	Receivable fixed rate/ Payable fixed rate	939,000	888,201	13,571	13,571
Interest rate swaptions	Sold	26,084,358	17,676,395	(457,992)	311,031
	Bought	22,244,823	14,850,075	337,414	(243,187)
Other	Sold	3,175,996	2,855,871	(37,074)	(2,674)
	Bought	3,996,218	3,582,513	46,836	(622)

Total		—	—	¥206,198	¥378,120

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the fiscal year.

The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

(2)	Currency-related derivatives

		(in millions of yen)
		March 31, 2018
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:
Currency futures	Sold	¥117,263	¥—	¥630	¥630
	Bought	428,886	91,925	(915)	(915)

OTC transactions:
Currency swaps		57,858,623	49,164,492	266,144	266,144
Forward contracts on foreign exchange	Sold	63,279,991	3,990,024	127,605	127,605
	Bought	61,353,570	3,860,390	(79,450)	(79,450)
Currency options	Sold	7,748,997	3,600,092	(22,070)	114,296
	Bought	7,170,779	3,277,407	87,596	(31,809)

Total		—	—	¥379,541	¥396,501

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		March 31, 2019
		Contract amount			Valuation gains (losses)
		Total	Over one year	Fair value
Transactions listed on exchanges:

Currency futures	Sold	¥112,493	¥—	¥163	¥163
	Bought	504,931	152,173	(1,117)	(1,117)

OTC transactions:

Currency swaps		62,280,850	49,974,785	200,422	200,422
Forward contracts on foreign exchange	Sold	63,992,424	3,811,255	(33,575)	(33,575)
	Bought	61,090,373	3,913,338	85,788	85,788
Currency options	Sold	10,827,676	3,574,222	(8,906)	115,187
	Bought	9,735,615	2,955,812	21,979	(89,705)

Total		—	—	¥264,755	¥277,164

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.

(3)	Equity-related derivatives

		(in millions of yen)
		March 31, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:

Stock index futures	Sold	¥362,606	¥17,184	¥(9,317)	¥(9,317)
	Bought	201,384	20,790	6,313	6,313
Stock index options	Sold	1,241,760	614,845	(93,120)	19,242
	Bought	1,154,283	478,092	72,648	986

OTC transactions:

OTC securities option transactions	Sold	578,465	317,380	(92,512)	(59,904)
	Bought	683,257	452,348	109,887	95,784
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	208,164	173,145	(13,792)	(13,792)
	Receivable interest rate/ Payable index volatility	838,900	393,632	41,403	41,403
Forward transactions in OTC securities indexes	Sold	990	—	7	7
	Bought	13,909	—	54	54

Total		—	—	¥21,571	¥80,777

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year.
The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		March 31, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:

Stock index futures	Sold	¥479,540	¥14,365	¥(78)	¥(78)
	Bought	176,022	20,110	4,057	4,057
Stock index options	Sold	1,153,230	516,981	(82,321)	19,162
	Bought	851,792	290,695	41,994	(11,017)

OTC transactions:

OTC securities option transactions	Sold	439,636	204,181	(66,220)	(34,925)
	Bought	653,362	515,405	77,642	64,341
OTC securities index swap transactions	Receivable index volatility/ Payable interest rate	267,256	198,720	(15,510)	(15,510)
	Receivable interest rate/ Payable index volatility	1,241,209	486,978	92,622	92,622
Forward transactions in OTC securities indexes	Sold	695	—	2	2
	Bought	18,498	—	(106)	(106)

Total		—	—	¥52,082	¥118,547

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year.
The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

(4)	Bond-related derivatives

		(in millions of yen)
		March 31, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:

Bond futures	Sold	¥895,053	¥—	¥(84)	¥(84)
	Bought	584,830	—	(392)	(392)
Bond futures options	Sold	374,547	—	(245)	(25)
	Bought	769,317	—	458	(4)

OTC transactions:

Bond OTC options	Sold	93,145	—	(186)	(10)
	Bought	93,214	—	160	(8)
Bond forward contracts	Sold	882,768	—	(134)	(134)
	Bought	428,233	—	409	409
Bond OTC swaps	Receivable fixed rate / Payable variable rate	21,400	21,400	2,192	2,192
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	233,652	233,652	(10,736)	(10,736)
	Receivable fixed rate/ Payable fixed rate	16,500	16,500	2,256	2,256
Total return swaps	Sold	74,368	74,368	23	23
	Bought	211,964	175,186	1,932	1,932

Total		—	—	¥(4,343)	¥(4,579)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year.

The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

		(in millions of yen)
		March 31, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
Transactions listed on exchanges:

Bond futures	Sold	¥652,810	¥—	¥(7,102)	¥(7,102)
	Bought	696,561	—	2,383	2,383
Bond futures options	Sold	1,535,632	—	(3,716)	(1,193)
	Bought	2,259,130	—	5,105	(1,742)

OTC transactions:

Bond OTC options	Sold	108,541	—	(645)	(382)
	Bought	108,541	—	98	(194)
Bond forward contracts	Sold	672,363	—	(6,658)	(6,658)
	Bought	292,732	—	1,666	1,666
Bond OTC swaps	Receivable fixed rate/ Payable variable rate	7,400	7,400	1,523	1,523
	Receivable variable rate/ Payable fixed rate	—	—	—	—
	Receivable variable rate/ Payable variable rate	388,250	388,250	2,945	2,945
	Receivable fixed rate/ Payable fixed rate	12,500	12,500	2,168	2,168
Total return swaps	Sold	77,693	—	620	620
	Bought	159,301	144,747	2,844	2,844

Total		—	—	¥1,232	¥(3,120)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Osaka Exchange or other exchanges as of the end of the fiscal year.

The fair values of OTC transactions are calculated using the discounted present value model, the option-pricing model or other methods.

(5)	Commodity-related derivatives

		(in millions of yen)
		March 31, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:

Commodity swaps	Receivable index volatility/ Payable interest rate	¥95,906	¥76,096	¥(30,159)	¥(30,159)
	Receivable interest rate/ Payable index volatility	99,411	77,642	32,042	32,042

Commodity options	Sold	35,643	4,721	(500)	(74)
	Bought	35,542	4,621	428	293

Total		—	—	¥1,811	¥2,102

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the prices and contract periods of the underlying transactions as well as other factors comprising other contractual terms of such transactions.
3.	The commodities are mainly those related to oil and other commodities.

		(in millions of yen)
		March 31, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:

Commodity swaps	Receivable index volatility/ Payable interest rate	¥72,975	¥62,904	¥(25,658)	¥(25,658)
	Receivable interest rate/ Payable index volatility	75,547	63,133	26,366	26,366

Commodity options	Sold	4,970	580	(306)	(259)
	Bought	4,870	480	232	192

Total		—	—	¥633	¥640

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the prices and contract periods of the underlying transactions as well as other factors comprising other contractual terms of such transactions.
3.	The commodities are mainly those related to oil and other commodities.

(6)	Credit-related derivatives

		(in millions of yen)
		March 31, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:

Credit default options	Sold	¥2,911,035	¥2,222,885	¥61,073	¥61,073
	Bought	3,404,617	2,695,260	(62,404)	(62,404)

Total		—	—	¥(1,330)	¥(1,330)

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.
3.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

		(in millions of yen)
		March 31, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:

Credit default options	Sold	¥3,130,886	¥2,633,567	¥39,367	¥39,367
	Bought	3,673,733	3,211,469	(16,979)	(16,979)

Total		—	—	¥22,387	¥22,387

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the discounted present value model, the option-pricing model or other methods.
3.	“Sold” refers to transactions where the credit risk is assumed, and “Bought” refers to transactions where the credit risk is transferred.

(7)	Other derivatives

		(in millions of yen)
		March 31, 2018
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:

Earthquake derivatives	Sold	¥28,000	¥21,000	¥(1,182)	¥916
	Bought	28,000	21,000	1,182	(899)
SVF Wrap Products	Sold	582,940	317,058	(7)	(7)
	Bought	—	—	—	—
Other	Sold	—	—	—	—
	Bought	5,017	3,157	763	763

Total		—	—	¥755	¥772

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the option-pricing model or other methods.
3.	SVF Wrap Products are derivative instruments where the Bank guarantees the payment of the principal to 401(k) investors and other investors that invest in Stable Value Fund.

		(in millions of yen)
		March 31, 2019
		Contract amount		Fair value	Valuation gains (losses)
		Total	Over one year
OTC transactions:

Earthquake derivatives	Sold	¥28,000	¥17,000	¥(604)	¥784
	Bought	28,353	17,000	958	(837)
Other	Sold	—	—	—	—
	Bought	5,241	5,241	672	672

Total		—	—	¥1,027	¥619

(Notes)

1.	The transactions above are stated at fair value and the related valuation gains (losses) are reported in the consolidated statements of income.
2.	The fair values are calculated using the option-pricing model or other methods.

II.	Derivatives to which hedge accounting is applied

With respect to derivatives to which hedge accounting is applied, their contract amounts or notional principal amounts and the fair values as of the end of the specified fiscal year by transaction type and hedge accounting method, and the fair value valuation methods, were as follows. The contract and other amounts do not represent the market risk exposures associated with the relevant derivatives.

(1)	Interest rate-related derivatives

			(in millions of yen)
			March 31, 2018
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Interest rate swaps:	Interest earning financial assets or interest bearing financial liabilities such as loans, deposits and other transactions
	Receivable fixed rate/ Payable floating rate		¥19,698,835	¥18,985,888	¥31,652
	Receivable floating rate/ Payable fixed rate		8,600,557	8,124,412	(1,036)

Fair value hedge accounting	Interest rate swaps: Receivable floating rate/ Payable fixed rate	Available-for-sale securities (debt securities)	74,238	70,531	(10)

Special treatment for interest rate swaps	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate Receivable floating rate/ Payable fixed rate	Interest earning financial assets or interest bearing financial liabilities such as loans, borrowings, bonds and other transactions	90,437	90,437	Notes 3
			67,979	48,969

Total			—	—	¥30,605

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 24 “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry.”

2.	The fair values are calculated using the discounted present value model or other methods.
3.

The fair values of interest rate swaps accounted for in accordance with the special hedge accounting treatment for interest rate swaps are measured together with the loans, borrowings, bonds and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

			(in millions of yen)
			March 31, 2019
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate	Interest earning financial assets or interest bearing financial liabilities such as loans, deposits and other transactions	¥14,455,218	¥13,633,875	¥206,640
	Receivable floating rate/ Payable fixed rate		4,083,215	3,627,598	(11,955)
	Interest rate futures		2,164,164	2,164,164	(9,574)
	Other		55,500	55,500	362

Fair value hedge accounting	Interest rate swaps: Receivable floating rate/ Payable fixed rate	Available-for-sale securities (debt securities)	55,625	55,625	(2)

Special treatment for interest rate swaps	Interest rate swaps:
	Receivable fixed rate/ Payable floating rate Receivable floating rate/ Payable fixed rate	Interest earning financial assets or interest bearing financial liabilities such as loans, borrowings, bonds and other transactions	90,536	90,536	Notes 3
			40,809	16,159

Total			—	—	¥185,470

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 24 “Treatment of Accounting and Auditing of Application of Accounting Standard for Financial Instruments in the Banking Industry.”

2.	The fair values of transactions listed on exchanges are determined using the closing prices on the Chicago Mercantile Exchange or other exchanges as of the end of the fiscal year.
The fair values of OTC transactions are calculated using the discounted present value model or other methods.
3.

The fair values of interest rate swaps accounted for in accordance with the special hedge accounting treatment for interest rate swaps are measured together with the loans, borrowings, bonds and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

(2)	Currency-related derivatives

			(in millions of yen)
			March 31, 2018
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Currency swaps	Loans, securities, deposits and others denominated in foreign currencies	¥21,159,619	¥11,339,415	¥230,946

	Foreign currency forward contracts	Securities denominated in foreign currencies	46,693	—	(51)

Allocation method	Currency swaps	Loans, borrowings and others denominated in foreign currencies	143,885	88,120	Notes 3

	Foreign currency forward contracts	Borrowings denominated in foreign currencies	1,838	—

Total			—	—	¥230,894

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 25, “Accounting and Auditing Treatments for Foreign Currency Transactions in the Banking Industry.”

2.	The fair values are calculated using the discounted present value model or other methods.
3.

The fair values of currency swaps and foreign currency forward contracts accounted for in accordance with the allocation method of hedge accounting treatment are measured together with the loans, borrowings and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

			(in millions of yen)
			March 31, 2019
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	Currency swaps	Loans, securities, deposits and others denominated in foreign currencies	¥20,004,753	¥9,920,237	¥(111,960)
	Foreign currency forward contracts	Securities denominated inforeign currencies, equity of the investment in foreign subsidiary	29,202	—	(259)
Allocation method	Currency swaps	Loans, borrowings and others denominated in foreign currencies	67,310	30,357	Notes 3

Total			—	—	¥(112,219)

(Notes)

1.

These derivatives are mainly accounted for by applying the deferred hedge accounting in accordance with the Japanese Institute of Certified Public Accountants Industry Audit Committee Report No. 25, “Accounting and Auditing Treatments for Foreign Currency Transactions in the Banking Industry.”

2.	The fair values are calculated using the discounted present value model or other methods.
3.

The fair values of currency swaps accounted for in accordance with the allocation method of hedge accounting treatment are measured together with the loans, borrowings and other financial instruments that are subject to the relevant hedging transactions in their entirety, and thus are included in the fair values of the respective relevant financial instruments disclosed in the “Financial Instruments” section.

(3)	Equity-related derivatives

			(in millions of yen)
			March 31, 2018
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Fair value hedge accounting	Total return swaps	Available-for-sale securities (equity securities)	¥498,428	¥498,428	¥(6,126)

	Equity forward transactions	Available-for-sale securities (equity securities)	1,014	332	(630)

Total			—	—	¥(6,756)

(Note) The fair values are calculated using the discounted present value model or other methods.

			(in millions of yen)
			March 31, 2019
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Fair value hedge accounting	Total return swaps	Available-for-sale securities (equity securities)	¥395,156	¥384,230	¥709

	Equity forward transactions	Available-for-sale securities (equity securities)	1,706	206	314

Total			—	—	¥1,024

(Note) The fair values are calculated using the discounted present value model or other methods.

(4) Bond-related derivatives

			(in millions of yen)
			March 31, 2018
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	OTC bond options	Available-for-sale securities (debt securities)	¥2,656,200	¥—	¥1,691

(Note) The fair values are calculated using the option-pricing model or other methods.

			(in millions of yen)
			March 31, 2019
Hedge accounting method	Transaction type	Major hedged item	Contract amount	Contract amount due after one year	Fair value
Deferred hedge accounting	OTC bond options	Available-for-sale securities (debt securities)	¥261,477	¥—	¥(279)

	Total return swaps	Available-for-sale securities (debt securities)	11,101	11,101	(127)

Total			—	—	(407)

(Note) The fair values are calculated using the discounted present value model, the option-pricing model or other methods.

14.	Liability For Retirement Benefits

I.	Outline of retirement benefit plans

Domestic consolidated subsidiaries have retirement benefit plans with defined benefits, such as defined benefit corporate pension plans, lump-sum severance payment plans, and defined contribution pension plans. In certain cases of severance of employees, additional severance benefits may be paid which are not included in retirement benefit obligations calculated actuarially pursuant to the applicable accounting standard for retirement benefits.

Certain overseas branches of domestic consolidated subsidiaries and certain overseas consolidated subsidiaries also have retirement benefit plans with defined benefits and defined contributions.

II.	Defined benefit plans

(1)	The changes in defined benefit obligation for the fiscal years ended March 31, 2018 and 2019 were as follows:

	(in millions of yen)
	March 31, 2018	March 31, 2019
Balance at beginning of year	¥2,324,474	¥2,373,046
of which foreign exchange translation adjustments	7,280	10,669
Service cost	57,638	62,428
Interest cost	31,309	29,741
Actuarial gains (losses)	76,334	17,132
Benefits paid	(106,395)	(109,371)
Past service cost	—	65
Others	355	(255)
Balance at end of year	¥2,383,716	¥2,372,787

(Note)	Some overseas branches of the domestic consolidated subsidiaries and some consolidated subsidiaries have adopted the simplified method in calculating the projected benefit obligation.

(2)	The changes in plan assets for the fiscal years ended March 31, 2018 and 2019 were as follows:

	(in millions of yen)
	March 31, 2018	March 31, 2019
Balance at beginning of year	¥2,865,078	¥3,187,198
of which foreign exchange translation adjustments	9,009	11,591
Expected return on plan assets	103,138	110,667
Actuarial gains (losses)	229,420	(120,421)
Contributions from the employer	91,780	48,345
Benefits paid	(90,532)	(89,188)
Others	(96)	652

Balance at end of year	¥3,198,789	¥3,137,254

(3)

A reconciliation between liability for retirement benefits and asset for retirement benefits recorded in the consolidated balance sheet and the balances of defined benefit obligation and plan assets was as follows:

	(in millions of yen)
	March 31, 2018	March 31, 2019
Funded defined benefit obligation	¥2,329,348	¥2,318,718
Plan assets	(3,198,789)	(3,137,254)

	(869,441)	(818,535)
Unfunded defined benefit obligation	54,368	54,068

Net liability (asset) arising from defined benefit obligation	¥(815,072)	¥(764,467)

	(in millions of yen)
	March 31, 2018	March 31, 2019
Liability for retirement benefits	¥59,033	¥59,540
Asset for retirement benefits	(874,106)	(824,007)

Net liability (asset) arising from defined benefit obligation	¥(815,072)	¥(764,467)

(4)	The components of net periodic retirement benefit costs for the fiscal years ended March 31, 2018 and 2019 were as follows:

	(in millions of yen)
	March 31, 2018	March 31, 2019
Service cost	¥57,638	¥62,428
Interest cost	31,309	29,741
Expected return on plan assets	(103,138)	(110,667)
Amortization of past service cost	(5,873)	(6,124)
Recognized actuarial losses	61,954	36,448
Others (additional temporary severance benefits, etc.)	7,973	9,540

Net periodic retirement benefit costs	¥49,863	¥21,367

(Note)	Retirement benefit costs of some overseas branches of domestic consolidated subsidiaries and some consolidated subsidiaries which have adopted the simplified method are included in “Service cost.”

(5)	Amounts recognized in other comprehensive income (before income tax effect) in respect of defined retirement benefit plans as of March 31, 2018 and 2019 were as follows:

	(in millions of yen)
	March 31, 2018	March 31, 2019
Past service cost	¥(6,715)	¥(6,526)
Actuarial gains(losses)	219,364	(99,376)

Total	¥212,648	¥(105,902)

(6)	Amounts recognized in accumulated other comprehensive income (before income tax effect) in respect of defined retirement benefit plans as of March 31, 2018 and 2019 were as follows:

	(in millions of yen)
	March 31, 2018	March 31, 2019
Unrecognized past service cost	¥24,213	¥17,686
Unrecognized actuarial gains(losses)	80,028	(19,347)

Total	¥104,241	¥(1,661)

(7)	Plan assets

(a)	Components of plan assets

Plan assets consisted of the following:

	2018	2019
Domestic equity investments	33.12%	31.75%
Domestic debt investments	15.93	15.20
Foreign equity investments	21.90	19.76
Foreign debt investments	13.76	17.20
General accounts of life insurance	7.39	7.40
Others	7.90	8.69

Total	100.00	100.00

(Note)

Total plan assets include retirement benefit trusts, which were set up for corporate pension plans, accounting for 24.46% and 24.36% as of March 31, 2018 and 2019, respectively.

(b)	Method of determining the expected rate of return on plan assets

The expected rate of return on plan assets is determined considering the allocation of the plan assets which are expected currently and in the future and the long-term rates of return which are expected currently and in the future on the various components of the plan assets.

(8)	Actuarial assumptions used for the fiscal years ended March 31, 2018 and 2019 were set forth as follows:

	2018	2019
Discount rate:
Domestic	0.00%-0.83%	0.00%-0.67%
Overseas	1.16%-10.00%	1.73%-11.00%
Expected salary increase rate:
Domestic	0.86%-7.50%	0.86%-7.50%
Overseas	2.25%-9.00%	2.25%-9.00%
Expected rate of return on plan assets:
Domestic	0.07%-4.10%	0.05%-4.20%
Overseas	1.80%-10.00%	1.75%-8.95%

III.	Defined contribution plans

The amounts of the required contribution to the defined contribution plans, including multiemployer retirement benefit plans with defined benefits that are subject to the same accounting treatment as defined contribution benefit plans, of certain consolidated subsidiaries were ¥18,018 million and ¥18,197 million for the fiscal years ended March 31, 2018 and 2019, respectively.

15.	Stock Options

I.	Amount of, and income statement line-item for, expenses relating to stock options

	(in millions of yen)
	For the fiscal year ended March 31,
	2018	2019
General and administrative expenses	¥7,476	¥8,533

II.	Outline of, and changes in, stock options

(1)	Outline of stock options:

	2010 Stock Options	2011 Stock Options	2012 Stock Options	2013 Stock Options
Number of grantees by category	Directors of MUFG 16 Corporate auditors of MUFG 5 Executive officers of MUFG 44 Directors, corporate auditors, and executive officers of subsidiaries 191	Directors of MUFG 16 Corporate auditors of MUFG 5 Executive officers of MUFG 43 Directors, corporate auditors, and executive officers of subsidiaries 189	Directors of MUFG 17 Corporate auditors of MUFG 5 Executive officers of MUFG 45 Directors, corporate auditors, executive officers, and senior fellows of subsidiaries 194	Directors (excluding outside directors) of MUFG 12 Executive officers of MUFG 41 Directors (excluding outside directors), executive officers, and senior fellows of subsidiaries 164

Type and number of shares granted	Common stock: 7,911,800 shares	Common stock: 8,323,100 shares	Common stock: 8,373,600 shares	Common stock: 2,951,500 shares

Date of grant	Jul. 16, 2010	Jul. 20, 2011	Jul. 18, 2012	Jul. 17, 2013

Vesting conditions	Retirement	Retirement	Retirement	Retirement

Eligible service period	Jun. 29, 2010 to Jun. 29, 2011	Jun. 29, 2011 to Jun. 28, 2012	Jun. 28, 2012 to Jun. 27, 2013	Jun. 27, 2013 to Jun. 27, 2014

Exercise period	Jul. 16, 2010 to Jul. 15, 2040	Jul. 20, 2011 to Jul. 19, 2041	Jul. 18, 2012 to Jul. 17, 2042	Jul. 17, 2013 to Jul. 16, 2043

	2014 Stock Options	2015 Stock Options
Number of grantees by category	Directors (excluding outside directors) of MUFG 10 Executive officers of MUFG 46 Directors (excluding outside directors), executive officers, and senior fellows of subsidiaries 169

Directors (excluding

outside directors)

concurrently serving

as corporate executives

of MUFG 8

Corporate executives

of MUFG 9

Executive officers

of MUFG 52

Directors (excluding

outside directors),

executive officers,

and senior fellows

of subsidiaries 177

Type and number of shares granted	Common stock: 3,019,400 shares	Common stock: 2,058,600 shares
Date of grant	Jul. 15, 2014	Jul. 14, 2015
Vesting conditions	Retirement	Retirement
Eligible service period	Jun. 27, 2014 to Jun. 25, 2015	Jun. 25, 2015 to Jun. 29, 2016
Exercise period	Jul. 15, 2014 to Jul. 14, 2044	Jul. 14, 2015 to Jul. 13, 2045

(2)	Stock options granted and changes:

(a)	Number of stock options (in shares)

	2010 Stock Options	2011 Stock Options	2012 Stock Options	2013 Stock Options
Unvested stock options:
Beginning of fiscal year	143,600	86,800	184,200	33,000
Granted	—	—	—	—
Forfeited or expired	—	—	—	—
Vested	—	—	18,800	5,100
Unvested	143,600	86,800	165,400	27,900
Vested stock options:
Beginning of fiscal year	—	—	—	—
Vested	—	—	18,800	5,100
Exercised	—	—	—	—
Forfeited or expired	—	—	18,800	5,100
Unexercised	—	—	—	—

	2014 Stock Options	2015 Stock Options
Unvested stock options:
Beginning of fiscal year	134,800	24,000
Granted	—	—
Forfeited or expired	—	—
Vested	84,300	12,900
Unvested	50,500	11,100
Vested stock options:
Beginning of fiscal year	—	—
Vested	84,300	12,900
Exercised	—	—
Forfeited or expired	84,300	12,900
Unexercised	—	—

(Note)

“Forfeited or expired” includes the stock options converted to the rights to receive shares as a result of the transition from the stock option plans to the stock compensation plan using a BIP trust structure.

(b)	Price information (in Japanese yen per share)

	2010 Stock Options	2011 Stock Options	2012 Stock Options	2013 Stock Options
Exercise price	¥1	¥1	¥1	¥1
Average share price at time of exercise	—	—	—	—
Fair value on grant date	366	337	331	611

	2014 Stock Options	2015 Stock Options
Exercise price	¥1	¥1
Average share price at time of exercise	—	—
Fair value on grant date	539	802

(3)	Estimation method for the number of vested stock options

Since it is impracticable to reasonably estimate the numbers of forfeitures and expirations, only historical numbers of forfeitures and expirations are reflected.

III.	Outline of stock bonus plans of MUFG Americas Holdings Corporation (“MUAH”), a consolidated subsidiary of MUFG, and changes

(1)	Outline of stock bonus plans:

	2015 1st Stock Bonus Plans	2015 3rd Stock Bonus Plans	2016 1st Stock Bonus Plans	2016 2nd Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries 1,055	Employees of MUAH and subsidiaries 1	Employees of MUAH and subsidiaries 2	Employees of MUAH and subsidiaries 1,012

Number of units granted*	RSUs: 12,150,519	RSUs: 486,004	RSUs: 211,839	RSUs: 16,471,985

Date of grant	Jul. 15, 2015	Dec. 16, 2015	Mar. 15, 2016	Jun. 15, 2016

Eligible service period	Jul. 15, 2015 to May. 18, 2019	Dec. 1, 2015 to Jan. 15, 2018	Mar. 15, 2016 to Mar. 15, 2019	Jun. 15, 2016 to Jun. 15, 2019

	2016 3rd Stock Bonus Plans	2016 4th Stock Bonus Plans	2017 1st Stock Bonus Plans	2017 2nd Stock Bonus Plans
Number of grantees by category	Directors of MUAH and subsidiaries 6 Employees of MUAH and subsidiaries 2	Employees of MUAH and subsidiaries 1	Employees of MUAH and subsidiaries 1	Employees of MUAH and subsidiaries 3

Number of units granted*	RSUs: 559,863	RSUs: 53,375	RSUs: 27,157	RSUs: 97,779

Date of grant	Jul. 11, 2016	Oct. 17, 2016	Jan. 17, 2017	Mar. 15, 2017

Eligible service period	Jul. 11, 2016 to Jul. 11, 2019	Oct. 17, 2016 to Oct. 15, 2019	Jan. 17, 2017 to Jan. 15, 2020	Mar. 15, 2017 to Mar. 15, 2020

	2017 3rd Stock Bonus Plans	2017 4th Stock Bonus Plans	2017 5th Stock Bonus Plans	2017 6th Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries 2	Employees of MUAH and subsidiaries 1	Employees of MUAH and subsidiaries 1,113	Employees of MUAH and subsidiaries 7

Number of units granted*	RSUs: 90,351	RSUs: 11,793	RSUs: 12,516,945	RSUs: 445,723

Date of grant	Apr. 17, 2017	May. 15, 2017	Jun. 15, 2017	Jul. 10, 2017

Eligible service period	Apr. 17, 2017 to Apr. 15, 2020	May. 15, 2017 to Jun. 15, 2019	Jun. 15, 2017 to Jun. 15, 2020	Jul. 10, 2017 to Jul. 10, 2020

	2017 7th Stock Bonus Plans	2017 8th Stock Bonus Plans	2017 9th Stock Bonus Plans	2017 10th Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries 6	Employees of MUAH and subsidiaries 1	Employees of MUAH and subsidiaries 11	Employees of MUAH and subsidiaries 1

Number of units granted*	RSUs: 107,574	RSUs: 197,661	RSUs: 199,490	RSUs: 63,830

Date of grant	Jul. 17, 2017	Sep. 1, 2017	Oct. 16, 2017	Oct. 16, 2017

Eligible service period	Jul. 17, 2017 to Jul. 15, 2020	Sep. 1, 2017 to Sep. 1, 2020	Oct. 16, 2017 to Oct. 15, 2020	Oct. 16, 2017 to Jun. 15, 2020

	2017 11th Stock Bonus Plans	2017 12th Stock Bonus Plans	2018 1st Stock Bonus Plans	2018 2nd Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries 1	Employees of MUAH and subsidiaries 1	Employees of MUAH and subsidiaries 10	Employees of MUAH and subsidiaries 1

Number of units granted*	RSUs: 11,486	RSUs: 18,377	RSUs: 206,325	RSUs: 8,055

Date of grant	Nov. 15, 2017	Nov. 15, 2017	Jan. 16, 2018	Jan. 16, 2018

Eligible service period	Nov. 15, 2017 to Oct. 15, 2020	Nov. 15, 2017 to Apr. 15, 2020	Jan. 16, 2018 to Jan. 15, 2021	Jan. 16, 2018 to Apr. 15, 2020

	2018 3rd Stock Bonus Plans	2018 4th Stock Bonus Plans	2018 5th Stock Bonus Plans	2018 6th Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries 1	Employees of MUAH and subsidiaries 1	Employees of MUAH and subsidiaries 1	Employees of MUAH and subsidiaries 3

Number of units granted*	RSUs: 19,207	RSUs: 8,055	RSUs: 9,294	RSUs: 30,077

Date of grant	Jan. 16, 2018	Jan. 16, 2018	Jan. 16, 2018	Apr. 16, 2018

Eligible service period	Jan. 16, 2018 to Jun. 15, 2020	Jan. 16, 2018 to Jul. 15, 2020	Jan. 16, 2018 to Dec. 15, 2019	Apr. 16, 2018 to Apr. 15, 2021

	2018 7th Stock Bonus Plans	2018 8th Stock Bonus Plans	2018 9th Stock Bonus Plans	2018 10th Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries 1	Employees of MUAH and subsidiaries 1,076	Employees of MUAH and subsidiaries 9	Employees of MUAH and subsidiaries 4

Number of units granted*	RSUs: 28,572	RSUs: 12,383,565	RSUs: 550,213	RSUs: 156,667

Date of grant	Apr. 16, 2018	Jun. 15, 2018	Jul. 10, 2018	Jul. 16, 2018

Eligible service period	Apr. 16, 2018 to Jan. 15, 2021	Jun. 15, 2018 to Jun. 15, 2021	Jul. 10, 2018 to Jul. 10, 2021	Jul. 16, 2018 to Jul. 16, 2021

	2018 11th Stock Bonus Plans	2018 12th Stock Bonus Plans	2018 13th Stock Bonus Plans	2018 14th Stock Bonus Plans
Number of grantees by category	Employees of MUAH and subsidiaries 8	Employees of MUAH and subsidiaries 1	Employees of MUAH and subsidiaries 1	Employees of MUAH and subsidiaries 1

Number of units granted*	RSUs: 80,433	RSUs: 33,168	RSUs: 91,784	RSUs: 148,810

Date of grant	Oct. 15, 2018	Oct. 15, 2018	Nov. 15, 2018	Dec. 17, 2018

Eligible service period	Oct. 15, 2018 to Oct. 15, 2021	Mar. 15, 2018 to Mar. 15, 2022	Nov. 15, 2018 to Nov. 15, 2021	Dec. 17, 2018 to Feb. 15, 2021

*

The RSUs referred to in the above tables are the Restricted Stock Units which are settled in American Depositary Receipts(ADRs) representing shares of common stock of MUFG, MUAH’s ultimate parent company. Compensation costs related to the RSUs granted for the fiscal year ended March 31, 2019 are presented in “General and administrative expenses” in the consolidated statements of income. RSUs represent a right to receive one ADR per RSU and, unless otherwise provided in the relevant Restricted Share Unit Agreement, the right vests pro-rata on each one-year anniversary of the grant date and becomes fully vested three years from the grant date, provided that the grantees have satisfied the specified continuous service and other requirements. Each ADR is exchangeable for one share of MUFG common stock.

The grantees are entitled to “dividend equivalent credits” on their granted but unvested RSUs when MUFG pays dividends to its shareholders. The credit is equal to the dividends that the grantees would have received on the shares had the shares been issued to the grantees in exchange for their granted but unvested RSUs.

(2)	Stock bonus grants and changes:

(a)	Number of stock bonus grants (in units)

	2015 1st Stock Bonus Plans	2015 3rd Stock Bonus Plans	2016 1st Stock Bonus Plans	2016 2nd Stock Bonus Plans
Unvested stock bonus: *
Beginning of fiscal year	3,159,236	99,105	54,191	10,586,061
Granted	48,218	—	509	252,614
Forfeited	30,305	—	—	168,494
Vested	3,021,844	99,105	38,535	5,276,628
Unvested	155,305	—	16,165	5,393,553
Vested stock bonus: *
Beginning of fiscal year	—	—	—	—
Vested	3,021,844	99,105	38,535	5,276,628
Exercised	3,021,844	99,105	38,535	5,276,628
Forfeited	—	—	—	—
Unexercised	—	—	—	—

	2016 3rd Stock Bonus Plans	2016 4th Stock Bonus Plans	2017 1st Stock Bonus Plans	2017 2nd Stock Bonus Plans
Unvested stock bonus: *
Beginning of fiscal year	365,955	27,306	27,786	81,855
Granted	8,885	312	622	1,628
Forfeited	—	—	—	—
Vested	185,799	17,923	9,263	33,349
Unvested	189,041	9,695	19,145	50,134
Vested stock bonus: *
Beginning of fiscal year	—	—	—	—
Vested	185,799	17,923	9,263	33,349
Exercised	185,799	17,923	9,263	33,349
Forfeited	—	—	—	—
Unexercised	—	—	—	—

	2017 3rd Stock Bonus Plans	2017 4th Stock Bonus Plans	2017 5th Stock Bonus Plans	2017 6th Stock Bonus Plans
Unvested stock bonus: *
Beginning of fiscal year	91,373	7,951	12,324,086	450,764
Granted	2,150	197	337,831	12,576
Forfeited	—	4,172	313,324	—
Vested	30,458	3,976	4,086,565	152,629
Unvested	63,065	—	8,262,028	310,711
Vested stock bonus: *
Beginning of fiscal year	—	—	—	—
Vested	30,458	3,976	4,086,565	152,629
Exercised	30,458	3,976	4,086,565	152,629
Forfeited	—	—	—	—
Unexercised	—	—	—	—

	2017 7th Stock Bonus Plans	2017 8th Stock Bonus Plans	2017 9th Stock Bonus Plans	2017 10th Stock Bonus Plans
Unvested stock bonus: *
Beginning of fiscal year	102,477	199,898	199,490	63,830
Granted	2,859	5,577	6,840	1,800
Forfeited	—	—	12,053	—
Vested	34,701	67,687	71,105	21,276
Unvested	70,635	137,788	123,172	44,354
Vested stock bonus: *
Beginning of fiscal year	—	—	—	—
Vested	34,701	67,687	71,105	21,276
Exercised	34,701	67,687	71,105	21,276
Forfeited	—	—	—	—
Unexercised	—	—	—	—

	2017 11th Stock Bonus Plans	2017 12th Stock Bonus Plans	2018 1st Stock Bonus Plans	2018 2nd Stock Bonus Plans
Unvested stock bonus: *
Beginning of fiscal year	11,486	18,377	—	—
Granted	394	518	213,231	8,247
Forfeited	—	—	9,442	—
Vested	3,889	6,125	—	4,591
Unvested	7,991	12,770	203,789	3,656
Vested stock bonus: *
Beginning of fiscal year	—	—	—	—
Vested	3,889	6,125	—	4,591
Exercised	3,889	6,125	—	4,591
Forfeited	—	—	—	—
Unexercised	—	—	—	—

	2018 3rd Stock Bonus Plans	2018 4th Stock Bonus Plans	2018 5th Stock Bonus Plans	2018 6th Stock Bonus Plans
Unvested stock bonus: *
Beginning of fiscal year	—	—	—	—
Granted	19,690	8,282	9,613	30,626
Forfeited	—	—	—	—
Vested	9,603	2,728	4,807	—
Unvested	10,087	5,554	4,806	30,626
Vested stock bonus: *
Beginning of fiscal year	—	—	—	—
Vested	9,603	2,728	4,807	—
Exercised	9,603	2,728	4,807	—
Forfeited	—	—	—	—
Unexercised	—	—	—	—

	2018 7th Stock Bonus Plans	2018 8th Stock Bonus Plans	2018 9th Stock Bonus Plans	2018 10th Stock Bonus Plans
Unvested stock bonus: *
Beginning of fiscal year	—	—	—	—
Granted	29,095	12,605,133	550,213	156,667
Forfeited	—	326,744	—	—
Vested	—	32,458	—	—
Unvested	29,095	12,245,931	550,213	156,667
Vested stock bonus: *
Beginning of fiscal year	—	—	—	—
Vested	—	32,458	—	—
Exercised	—	32,458	—	—
Forfeited	—	—	—	—
Unexercised	—	—	—	—

	2018 11th Stock Bonus Plans	2018 12th Stock Bonus Plans	2018 13th Stock Bonus Plans	2018 14th Stock Bonus Plans
Unvested stock bonus: *
Beginning of fiscal year	—	—	—	—
Granted	80,433	33,168	91,784	148,810
Forfeited	—	—	—	—
Vested	—	—	—	—
Unvested	80,433	33,168	91,784	148,810
Vested stock bonus: *
Beginning of fiscal year	—	—	—	—
Vested	—	—	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Unexercised	—	—	—	—

*	Unvested units are in RSUs, and vested units are in ADRs.

(b)	Price information (in U.S dollars per unit)

	2015 1st Stock Bonus Plans	2015 3rd Stock Bonus Plans	2016 1st Stock Bonus Plans	2016 2nd Stock Bonus Plans
Fair value on grant date	$7.18	$6.43	$4.96	$4.59

	2016 3rd Stock Bonus Plans	2016 4th Stock Bonus Plans	2017 1st Stock Bonus Plans	2017 2nd Stock Bonus Plans
Fair value on grant date	$4.44	$4.89	$6.26	$6.75

	2017 3rd Stock Bonus Plans	2017 4th Stock Bonus Plans	2017 5th Stock Bonus Plans	2017 6th Stock Bonus Plans
Fair value on grant date	$6.01	$6.36	$6.52	$6.59

	2017 7th Stock Bonus Plans	2017 8th Stock Bonus Plans	2017 9th Stock Bonus Plans	2017 10th Stock Bonus Plans
Fair value on grant date	$6.41	$6.14	$6.58	$6.58

	2017 11th Stock Bonus Plans	2017 12th Stock Bonus Plans	2018 1st Stock Bonus Plans	2018 2nd Stock Bonus Plans
Fair value on grant date	$6.53	$6.53	$8.07	$8.07

	2018 3rd Stock Bonus Plans	2018 4th Stock Bonus Plans	2018 5th Stock Bonus Plans	2018 6th Stock Bonus Plans
Fair value on grant date	$8.07	$8.07	$8.07	$6.65

	2018 7th Stock Bonus Plans	2018 8th Stock Bonus Plans	2018 9th Stock Bonus Plans	2018 10th Stock Bonus Plans
Fair value on grant date	$6.65	$5.89	$5.71	$5.72

	2018 11th Stock Bonus Plans	2018 12th Stock Bonus Plans	2018 13th Stock Bonus Plans	2018 14th Stock Bonus Plans
Fair value on grant date	$6.03	$6.03	$5.72	$5.04

16.	Income Taxes

I.	The tax effects of significant temporary differences which resulted in “Deferred tax assets and liabilities” as of March 31, 2018 and 2019 were as follows:

	(in millions of yen)
	2018	2019
Deferred tax assets:
Tax loss carryforwards	¥293,820	¥273,919
Excess over deductible limits on provision of allowance for credit losses and written-off of loans	305,029	266,598
Depreciation and impairment losses	58,784	105,103
Revaluation losses on securities	90,862	97,464
Liability for retirement benefits	62,716	97,256
Reserve for contingent losses	91,943	77,617
Unrealized losses on available-for-sale securities	38,211	42,093
Other	342,124	360,218

Subtotal	1,283,492	1,320,272
Less valuation allowance	(488,018)	(479,193)

Total	¥795,474	¥841,078

Deferred tax liabilities:
Unrealized gains on available-for-sale securities	¥(999,275)	¥(948,982)
Retained earnings of subsidiaries and affiliates	(133,459)	(148,398)
Deferred gains on derivatives under hedge accounting	(29,939)	(80,591)
Unrealized gains on lease transactions	(87,210)	(68,736)
Revaluation gains on securities at merger	(66,029)	(62,355)
Gains on establishment of retirement benefit trusts	(48,189)	(46,034)
Accrued dividend income	(4,878)	(5,438)
Other	(205,237)	(205,507)

Total	¥(1,574,221)	¥(1,566,045)

Net deferred tax assets (liabilities)	¥(778,746)	¥(724,967)

(a)	Changes in presentation

“Depreciation and impairment losses” and “Reserve for contingent losses” which were included in “Other” under Deferred tax assets as of March 31, 2018 are reported as separate line-items as of March 31, 2019 due to their increased significance. In order to apply these changes in presentation, the information in this Note 16 as of March 31, 2018 has been reclassified.

As a result, the amount which was presented as “Other” under Deferred tax assets as of March 31, 2018 in the amount of ¥492,853 million has been reclassified into “Depreciation and impairment losses” of ¥58,784 million, “Reserve for contingent losses” of ¥91,943 million, and “Other” of ¥342,124 million.

II.

The reconciliation between the normal effective statutory tax rates and the actual effective tax rates reflected in the accompanying consolidated statements of income for the fiscal year ended March 31, 2018 and 2019 was as follows:

	2018	2019
Normal effective statutory tax rate	30.86%	30.62%
Permanent non-taxable differences (e.g., non-taxable dividend income)	(16.41)	(26.50)
Elimination of dividends received from subsidiaries and affiliates	16.51	13.90
Equity in gains of the equity method investees	(5.32)	(7.60)
Change in valuation allowances	(3.81)	7.30
Tax rate difference of overseas subsidiaries	(2.89)	(3.69)
Retained earnings of subsidiaries and affiliates	1.83	1.97
Other	1.47	1.08

Actual effective tax rate	22.24%	17.08%

17.	Business Combinations

None.

(Additional information)

(Acquisition of shares of firm)

On October 31, 2018, Mitsubishi UFJ Trust and Banking Corporation (“the Trust Bank”), a consolidated subsidiary of MUFG, entered into a Share Sale Deed with Australian financial group Commonwealth Bank of Australia (“CBA”) and its wholly-owned subsidiary Colonial First State Group Limited (the “Seller”) to acquire 100% of the shares in each of nine subsidiaries of the Seller, which collectively represent CBA’s global asset management business known as Colonial First State Global Asset Management (“CFSGAM”), from the Seller (the “Proposed Transaction”), subject to applicable regulatory and other approvals and certain other conditions.

I.	Objectives of the transaction

MUFG has stated in the current Medium-Term Business Plan that its Asset Management & Investor Services Business Group aims to become “the unparalleled industry leader in Japan as well as a global player boasting significant presence overseas”. To achieve this goal of becoming a major player in the global asset management market, MUFG has been pursuing growth through inorganic investments, while endeavoring to enhance its asset management capabilities and product competitiveness, with the Trust Bank being the core subsidiary in the Business Group.

CFSGAM offers a wide range of products including equities, fixed income and alternatives, and has specialist capabilities in Asian and emerging equity markets, alternatives (property and infrastructure), as well as passive and other products.

Through this Proposed Transaction, MUFG expects to be able to meet various client needs by expanding its product lineup and enhancing its presence as one of the largest asset management firms in the Asia and Oceania region. MUFG aims to work together with CFSGAM to continue delivering value to our current and future clients.

II.	Name of the Seller in the Proposed Transaction

Colonial First State Group Limited

III.	Names, business description and scale of the entities to be acquired

(1) Names	Colonial First State Asset Management (Australia) Limited

Colonial First State Infrastructure Holdings Limited

Colonial First State Managed Infrastructure Limited

First State Investment Managers (Asia) Limited

First State Investments (UK Holdings) Limited

First State Investments (US) LLC

Realindex Investments Pty Limited

CFSGAM IP Holdings Pty Limited

CFSGAM Services Pty Ltd

(2) Business description	Asset Management, etc.

(3) Assets under management	AUD 212.4 billion (as of June 30, 2018)

(4) Operating income	AUD 343 million (for the fiscal year ended June 30, 2018)

IV.	Expected date of the stock acquisition

MUFG expects to close the Proposed Transaction in the middle of 2019.

V.	Acquisition price and the ratio of equity interest after the acquisition

Subject to the satisfaction of conditions precedent (including obtaining necessary regulatory approvals) set out in the Share Sale Deed, the Trust Bank expects to acquire a 100% equity interest in each of the CFSGAM entities for a total acquisition price of approximately AUD 4.0 billion.

(Acquisition of DVB Bank SE’s aviation finance division)

I.	Outline of the acquisition

MUFG Bank, Ltd. (“the Bank”), a consolidated subsidiary of MUFG, entered into an agreement for the purchase and transfer of DVB Bank SE’s (“DVB”) aviation finance division to the Bank and BOT Lease Co., Ltd. (“BOT Lease”), an equity method affiliate of both MUFG and the Bank on March 1, 2019.

Closing of the transaction is subject to the approvals of relevant authorities, as well as other conditions. This transaction is expected to be closed during the second half of 2019.

The asset purchase agreement provides for the entire aviation finance client lending portfolio (approximately €5.6billion as of 30 June 2018, which is equivalent to approximately ¥716.3billion at the rate of ¥127.91 to the euro), employees and other parts of the operating infrastructure to be transferred to the Bank. The transaction also includes the acquisition of DVB’s aviation investment management and asset management businesses which will be transferred to a newly established subsidiary of BOT Lease.

II.	Objectives of the transaction

The transaction intends to improve MUFG’s ability to offer bespoke solutions to MUFG’s clients by enhancing MUFG’s Global CIB Business platform in terms of higher returns, portfolio diversification, broadening MUFG’s customer base and securing experienced professionals through the transaction.

DVB is part of Germany’s second-largest banking group as a subsidiary of DZ BANK AG Deutsche Zentral-Genossenschaftsbank. DVB, headquartered in Germany, specializes in the international finance business in the market of aviation, land transportation and shipping. DVB is a leading player of originating loans to passenger and freighter aircraft including narrow-body aircraft and wide-body aircraft in aviation finance section. DVB offers integrated financing solutions and advisory services.

18.	Segment Information

I.	Business segment information

(1)	Summary of reporting segments

MUFG’s reporting segments are business units of MUFG which its Executive Committee, the decision-making body for the execution of its business operations, regularly reviews to make decisions regarding allocation of management resources and evaluate performance.

MUFG makes and executes unified group-wide strategies based on customer characteristics and the nature of business.

Accordingly, MUFG has adopted customer-based and business-based segmentation, which consists of the following reporting segments: Retail & Commercial Banking Business Group, Japanese Corporate & Investment Banking Business Group, Global Corporate & Investment Banking Business Group, Global Commercial Banking Business Group, Asset Management & Investor Services Business Group, Global Markets Business Group and Other.

Retail & Commercial Banking Business Group:	Providing services relating to finance, real estate and stock transfers to Japanese individual and small to medium sized corporate customers

Japanese Corporate & Investment Banking Business Group:	Providing services relating to finance, real estate and stock transfers to large Japanese corporate customers

Global Corporate & Investment Banking Business Group:	Providing financial services to large non-Japanese corporate customers

Global Commercial Banking Business Group:	Providing financial services to individual and small to medium sized corporate customers of overseas commercial bank investees of MUFG

Asset Management & Investor Services Business Group:	Providing asset management and administration services to domestic and overseas investor and asset manager customers

Global Markets Business Group:	Providing services relating to foreign currency exchange, funds and investment securities to customers, as well as conducting market transactions and managing liquidity and cash for MUFG

Other:	Other than the businesses mentioned above

(a)	Changes in reporting segments

MUFG reorganized its previous business groups (Retail Banking Business Group, Corporate Banking Business Group, Global Business Group, Trust Assets Business Group and Global Markets Business Group) to realize the MUFG group’s collective strengths more effectively through integrated group-wide business operations under the medium-term business plan that was commenced in the fiscal year ended March 31, 2019, and changed its reporting segments to the current segmentation based on the reorganized business groups.

The business segment information for the fiscal year ended March 31, 2018 has been restated to reflect the foregoing changes in the reporting segments.

(2)	Methods of calculation of net revenue and operating profit (loss) for each reporting segment

The accounting methods applied to the reported business segments, except the scope of consolidation, are generally consistent with the methods described in “Significant Accounting Policies Applied in the Preparation of the Consolidated Financial Statements”. The scope of consolidation includes MUFG’s major subsidiaries. The reported figures are generally prepared based on internal managerial accounting rules before elimination of inter-segment transactions and other consolidation adjustments. Net revenues and operating expenses attributable to multiple segments are reported in accordance with internal managerial accounting rules generally calculated based on market value.

(3)	Information on net revenue and operating profit (loss) for each reporting segment

For the fiscal year ended March 31, 2018

	(in millions of yen)
	For the fiscal year ended March 31, 2018
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥1,584,330	¥522,561	¥378,560	¥666,282	¥190,441	¥3,342,176	¥565,189	¥10,718	¥3,918,084

BK and TB combined	785,884	439,781	246,331	(3,468)	83,808	1,552,337	368,603	108,913	2,029,854

Net interest income	465,801	150,705	95,168	(3,434)	—	708,241	181,970	229,516	1,119,728

Net non-interest income	320,083	289,076	151,162	(34)	83,808	844,095	186,632	(120,603)	910,125

Other than BK and TB combined	798,446	82,779	132,229	669,751	106,633	1,789,839	196,586	(98,195)	1,888,230

Operating expenses	1,227,639	295,582	242,809	463,565	119,429	2,349,027	225,712	142,737	2,717,477

Operating profit (loss)	¥356,690	¥226,978	¥135,750	¥202,717	¥71,012	¥993,149	¥339,477	¥(132,019)	¥1,200,607

(Notes)

1.	“BK” refers to MUFG Bank, Ltd. and “TB” refers to Mitsubishi UFJ Trust and Banking Corporation.
2.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
3.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
4.	“Operating expenses” includes personnel expenses and premise expenses.
5.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

For the fiscal year ended March 31, 2019

	(in millions of yen)
	For the fiscal year ended March 31, 2019
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Net revenue	¥1,521,634	¥541,508	¥399,732	¥706,898	¥202,976	¥3,372,750	¥472,477	¥(32,866)	¥3,812,362

BK and TB combined	738,576	421,640	266,575	(1,373)	93,167	1,518,586	303,911	38,508	1,861,006

Net interest income	460,393	152,074	113,566	(1,366)	—	724,667	183,056	237,485	1,145,209

Net non-interest income	278,182	269,566	153,009	(7)	93,167	793,919	120,854	(198,977)	715,796

Other than BK and TB combined	783,058	119,868	133,156	708,271	109,808	1,854,163	168,566	(71,374)	1,951,356

Operating expenses	1,222,813	291,819	246,988	486,459	124,577	2,372,658	221,259	146,161	2,740,079

Operating profit (loss)	¥298,821	¥249,689	¥152,744	¥220,438	¥78,398	¥1,000,092	¥251,218	¥(179,027)	¥1,072,283

(Notes)

1.	“Net revenue” in the above table is used in lieu of net sales generally used by Japanese non-financial companies.
2.	“Net revenue” includes net interest income, trust fees, net fees and commissions, net trading profit, and net other operating profit.
3.	“Operating expenses” includes personnel expenses and premise expenses.
4.	Assets and liabilities of each reporting segment are not reported since MUFG does not allocate assets and liabilities among the segments for internal management purposes.

(4)	Reconciliation of the total operating profit in each of the above tables to the ordinary profit in the consolidated statement of income for the corresponding fiscal year

	(in millions of yen)
	For the fiscal years ended March 31,
	2018	2019
Total operating profit of reporting segments	¥1,200,607	¥1,072,283
Operating profit of consolidated subsidiaries excluded from reporting segments	24,575	19,265
Credit related expenses	(185,191)	(143,006)
Gains on reversal of allowance for credit losses	60,200	15,053
Gains on reversal of reserve for contingent losses included in credit costs	—	55,064
Gains on loans written-off	78,880	67,063
Net gains on equity securities and other securities	133,178	112,602
Equity in earnings of the equity method investees	242,885	284,389
Others	(92,716)	(134,670)

Ordinary profit in the consolidated statement of income	¥1,462,418	¥1,348,043

II.	Related information

For the fiscal year ended March 31, 2018

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information

(a) Ordinary income

(in millions of yen)
For the fiscal year ended March 31, 2018
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥ 3,485,808	¥ 1,154,219	¥ 351,497	¥ 996,075	¥ 80,460	¥ 6,068,061

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
March 31, 2018
Japan	United States	Others	Total
¥ 1,121,569	¥ 141,572	¥ 106,835	¥ 1,369,977

(3)	Information by major customer

None.

For the fiscal year ended March 31, 2019

(1)	Information by type of service

Omitted because it is similar to the above-explained reporting segment information.

(2)	Geographical information
(a)	Ordinary income

(in millions of yen)
For the fiscal year ended March 31, 2019
Japan	United States	Europe/Middle East	Asia/Oceania	Others	Total
¥ 3,477,989	¥ 1,467,759	¥ 426,653	¥ 1,194,297	¥ 130,702	¥ 6,697,402

(Notes)

1.	Ordinary income is used in lieu of net sales generally used by Japanese non-financial companies.
2.	Ordinary income is categorized by either country or region based on the location of MUFG’s operating offices.

(b)	Tangible fixed assets

(in millions of yen)
March 31, 2019
Japan	United States	Others	Total
¥ 1,106,625	¥ 126,885	¥ 102,461	¥ 1,335,972

(3)	Information by major customer

None.

III.	Information on impairment losses on long-lived assets by reporting segment

Impairment losses on long-lived assets are not allocated to the reporting segments. Total impairment losses on long-lived assets for the fiscal years ended March 31, 2018 and 2019 were ¥76,122 million and ¥184,692 million, respectively.

IV.	Information on amortization and unamortized balance of goodwill by reporting segment

For the fiscal year ended March 31, 2018

	(in millions of yen)
	For the fiscal year ended March 31, 2018
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥175	¥44	¥—	¥16,094	¥1,230	¥17,544	¥—	¥59	¥17,603

Unamortized balance at period end	1,576	564	—	233,512	21,927	257,581	—	835	258,417

For the fiscal year ended March 31, 2019

	(in millions of yen)
	For the fiscal year ended March 31, 2019
	Retail & Commercial Banking Business Group	Japanese Corporate & Investment Banking Business Group	Global Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Total of Customer Business	Global Markets Business Group	Other	Total
Amortization	¥175	¥44	¥—	¥15,863	¥1,288	¥17,371	¥—	¥59	¥17,431

Unamortized balance at period end	1,401	520	—	214,364	20,248	236,534	—	775	237,310

V.	Information on gains on negative goodwill by reporting segment

None.

VI.	Related-party transactions
(1)	Transactions between MUFG and its related parties
(a)	Unconsolidated subsidiaries and affiliates

For the fiscal year ended March 31, 2018

None.

For the fiscal year ended March 31, 2019

	(in millions of yen)
Status	Name	Location	Capital	Business	Ownership	Relationship	Transaction	Amount	Account	Amount on balance sheet as of March 31, 2019
Affiliate	Morgan Stanley	New York, New York, the United States	USD 8,540,702 thousand	Bank holding company	Direct 24.01%	Business alliance related to securities joint ventures Directors or others	Sale of equity securities of Morgan Stanley (*1)
							Total sale price	¥141,177	—	—
							Losses on the sale	¥4,458	—	—

(*1)

The price for the equity securities of Morgan Stanley which MUFG sold to Morgan Stanley through Morgan Stanley & Co. LLC as the agent of Morgan Stanley was determined based on a percentage of the number of shares Morgan Stanley had previously repurchased from other shareholders in the open market during a repurchase period under its share repurchase program and the average price of those shares Morgan Stanley had repurchased from other shareholders during such period.

(2)	Information on the parent company or significant equity method investees
(a)	Information on the parent company

None.

(b)	Summarized financial information of MUFG’s significant equity method investees

Summarized consolidated financial information of Morgan Stanley, MUFG’s significant equity method investee, as of and for the fiscal year ended December 31, 2017 and 2018 is as follows:

The consolidated financial statements of Morgan Stanley are prepared in accordance with U.S.GAAP.

	(in millions of yen)
	Morgan Stanley
	December 31, 2017	December 31, 2018
Trading assets at fair value	¥33,705,866	¥29,559,189
Securities purchased under agreements to resell	9,521,154	10,935,942
Securities borrowed	14,013,130	12,910,743
Total assets	96,245,829	94,741,941

	(in millions of yen)
	Morgan Stanley
	December 31, 2017	December 31, 2018
Deposits	¥18,016,268	¥20,848,020
Customer and other payables	21,640,630	19,931,049
Borrowings	21,761,766	21,052,482
Total liabilities	87,379,171	85,705,875
Noncontrolling interests	121,475	128,760

	(in millions of yen)
	Morgan Stanley
	For the fiscal year ended December 31,
	2017	2018
Net revenues	¥4,287,785	¥4,451,877
Total non-interest expenses	3,112,246	3,204,570
Income from continuing operations before income taxes	1,175,539	1,247,307
Net income applicable to Morgan Stanley	690,543	971,028

19.	Per Share Information

	For the fiscal year ended March 31, 2018	For the fiscal year ended March 31, 2019
Total equity per common share	¥1,217.41	¥1,252.02
Basic earnings per common share	¥74.55	¥66.91
Diluted earnings per common share	¥74.28	¥66.61

(Notes)

1.	The bases for the calculation of basic earnings per common share and diluted earnings per common share for the periods indicated were as follows:

		For the fiscal year ended March 31, 2018	For the fiscal year ended March 31, 2019
Basic earnings per common share

Profits attributable to owners of parent	million yen	989,664	872,689

Profits not attributable to common shareholders	million yen	—	—

Profits attributable to common shareholders of parent	million yen	989,664	872,689

Average number of common shares during the period	thousand shares	13,274,746	13,042,072

Diluted earnings per common share

Adjustments to profits attributable to owners of parent	million yen	(3,451)	(3,813)

Adjustments related to dilutive shares of consolidated subsidiaries and others	million yen	(3,451)	(3,813)

Increase in common shares	thousand shares	631	484

Subscription rights to shares	thousand shares	631	484

Description of antidilutive securities which were not included in the calculation of diluted earnings per common share		Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 0 million units as of December, 2017	Share subscription rights issued by equity method affiliates: Morgan Stanley Stock options and others — 0 million units as of December, 2018

2.	The bases for the calculation of total equity per common share for the periods indicated were as follows:

		As of March 31, 2018	As of March 31, 2019
Total equity	million yen	17,295,037	17,261,677

Deductions from total equity:	million yen	1,270,398	1,082,401

Subscription rights to shares	million yen	274	217

Non-controlling interests	million yen	1,270,123	1,082,184

Total equity attributable to common shares	million yen	16,024,639	16,179,276

Number of common shares at period end used for the calculation of total equity per common share	thousand shares	13,162,889	12,922,453

3.

The shares of MUFG common stock remaining in the BIP trust, which were included in the treasury stock as part of shareholders’ equity, were deducted from the average total number of issued shares for the fiscal year ended March 31, 2019 used for the calculation of earnings per common share and from the total number of issued shares as of March 31, 2019 used for the calculation of total equity per common share. The average number of such treasury stock deducted from the calculation of earnings per common share for the fiscal year ended March 31, 2018 and 2019 was 29,618 thousand shares and 35,064 thousand shares, respectively, and the number of such treasury stock deducted from the calculation of total equity per common share as of March 31, 2018 and 2019 was 28,733 thousand shares and 35,036 thousand shares, respectively.

20.	Subsequent Events

I.	PT Bank Danamon Indonesia, Tbk. became a consolidated subsidiary through additional share acquisition

On April 29, 2019, MUFG Bank, Ltd. (“the Bank”), a consolidated subsidiary of MUFG, acquired an additional 54.0% equity interest (5,174,089,400 shares) in PT Bank Danamon Indonesia, Tbk. (“Danamon”), from Asia Financial (Indonesia) Pte. Ltd. and other shareholders, based on a price of IDR 9,590 (approximately USD 0.68 / approximately ¥77) per share at an aggregate investment amount of IDR 49,620 billion (approximately USD 3.51 billion / approximately ¥397 billion).

In addition, the Bank acquired an additional 92.1% equity interest (736,578,439 shares) in PT Bank Nusantara Parahyangan, Tbk. (“BNP”) from ACOM CO., LTD., a consolidated subsidiary of MUFG, and other shareholders, based on a price of IDR 4,088 (approximately USD 0.29 / approximately ¥33) per share at an aggregate investment amount of IDR 3,011 billion (approximately USD 0.21 billion / approximately ¥24.1 billion). As a result of the Bank holding 94.0% shares of Danamon and 99.9% shares of BNP, Danamon and BNP became consolidated subsidiaries of both MUFG and the Bank.

In addition, Danamon and BNP completed an absorption-type merger on May 1, 2019, in which Danamon was the surviving bank and BNP was the absorbed bank. In connection with this merger, the Bank acquired 188,908,055 ordinary shares of Danamon in exchange for the BNP shares which the Bank had, and the amount of the Bank’s ordinary shares of Danamon became 9,196,854,792 which is equivalent to a 94.1% equity interest in Danamon.

The objectives and outline of the transactions are described in “Equity method applied to Danamon due to additional share acquisition” of “Additional information” in “II. Application of the equity method” above.

Financial summary of Danamon for the fiscal year ended December 31, 2018:

(millions of IDR)
Operating income:	23,868,444
Net operating income:	5,158,037
Net income attributable to shareholders:	3,922,172
Total assets:	186,762,189
Net equity:	41,939,821

(Notes)

1.	“Operating income” refers to the total of “Interest income” and “Other operating income.”
2.

The above figures are presented based on Regulation of Financial Service Authority (“POJK”) No. 6/POJK.03/2015 dated 31 March 2015 regarding “Transparency and Publication of Bank Reports” and its amendment of POJK No. 32/POJK.03/2016 dated 8 August 2016, and the Copy of Circular Letter of Financial Service Authority (“SEOJK”) No. 43/SEOJK.03/2016 dated 28 September 2016.

II.	Redemption of Preferred Securities

MUFG approved redemption of all of the preferred securities (“Non-dilutive Preferred Securities”) issued by an overseas special purpose company, which is a subsidiary of MUFG on May 27, 2019.

An outline of the redeemed Non-dilutive Preferred Securities is as follows. MUFG will redeem the Non-dilutive Preferred Securities on July 25, 2019.

Issuer	MUFG Capital Finance 8 Limited

Type of securities	JPY-denominated fixed/floating rate non-cumulative preferred securities. The Non-dilutive Preferred Securities rank, as to rights to a liquidation preference, effectively pari passu with the preferred shares issued by MUFG which rank most senior in priority of payment as to liquidation distribution.

Maturity	Perpetual Provided, however, that the issuer may, at its discretion, redeem all or part of the Non-dilutive Preferred Securities on a dividend payment date in July 2019 or thereafter.

Dividends	Dividend Rate 4.88% per annum (Fixed rate until July 2019) Floating rate after July 2019

Issue amount	JPY 90,000,000,000

Issue date	March 19, 2009

Redemption amount	JPY 90,000,000,000

Redemption price	JPY 10,000,000 per preferred security (equal to the issue price)

21.	Bonds Payable

Bonds payable as of March 31, 2018 and 2019 consisted of the following:

		(in millions of yen)
Description	Issued	2018		2019		Coupon rate (%)	Secured or unsecured	Due
MUFG:
Subordinated bonds payable in yen	Jun. 2014 to Nov. 2018	¥1,278,606		¥1,509,284		0.30-1.39	Unsecured	Jun. 2024 to Jun. 2030
Undated subordinated bonds payable in yen	Mar. 2015 to Dec. 2018	1,264,600		1,422,500		1.03-2.70	Unsecured	—
Senior bonds payable in US$	Mar. 2016 to Mar. 2019	2,162,604 (US$21,327 million	)	3,714,210 (US$33,464 million	)	2.19-4.50	Unsecured	Mar. 2021 to Mar. 2039
Euro senior bonds payable in Euro	Jan. 2017 to Oct. 2018	230,628 (EUR1,767 million	)	344,720 (EUR2,767 million	)	0.24-1.74	Unsecured	Jan. 2021 to Jan. 2033
Euro senior bonds payable in A$	Jul. 2017 to Dec. 2017	17,638 (A$216 million	)	16,986 (A$216 million	)	3.77-4.05	Unsecured	Jul. 2027 to Dec. 2027
Euro senior bonds payable in HK$	May. 8, 2018	—		4,270 (HK$302 million	)	3.55	Unsecured	May. 8, 2025

the Bank: *1
Straight bonds payable in yen	Feb. 2000 to Jul. 2014	346,800 [113,900	]	234,500 [93,200	]	0.22-2.69	Unsecured	Apr. 2018 to Apr. 2027
Senior bonds payable in US$	Feb. 2013 to Apr. 2017	1,128,475 (US$10,621 million [318,353	) ]	851,341 (US$7,670 million [304,175	) ]	2.15-4.70	Unsecured	Sep. 2018 to Mar. 2044
Euro senior bonds payable in US$	Jan. 2015 to Mar. 2019	371,064 (US$3,492 million	)	427,642 (US$3,852 million	)	0.00-3.35	Unsecured	Oct. 2033 to Mar. 2049
Senior bonds payable in Euro	Mar. 11, 2015	97,640 (EUR748 million	)	93,241 (EUR748 million	)	0.87	Unsecured	Mar. 11, 2022
Euro senior bonds payable in Euro	Dec. 2016 to Sep. 2018	14,183 (EUR108 million	)	19,264 (EUR154 million	)	(0.05)-0.09	Unsecured	Sep. 2032 to Aug. 2037
Euro senior bonds payable in A$	Mar. 17, 2017	2,578 (A$31 million	)	2,611 (A$33 million	)	0.00	Unsecured	Mar. 18, 2047
Senior bonds payable in CNY	Jan. 16, 2018	16,920 (CNY1,000 million	)	16,470 (CNY1,000 million	)	5.30	Unsecured	Jan. 18, 2021
Subordinated bonds payable in yen	Dec. 2004 to May. 2012	520,350		513,420 [30,000	]	1.31-2.91	Unsecured	Dec. 2019 to Jan. 2031

the Trust Bank: *1
Straight bonds payable in yen	Jun. 2013 to Sep. 2014	120,000 [80,000	]	40,000 [30,000	]	0.22-0.51	Unsecured	Jun. 2018 to Sep. 2021
Bonds payable in US$	Oct. 2014 to Oct. 2015	208,603 (US$1,962 million	)	220,628 (US$1,987 million [82,471	) ]	2.45-2.65	Unsecured	Oct. 2019 to Oct. 2020
Euro bonds payable in US$	Jun. 2013 to Jun. 2016	77,564 (US$729 million [21,230	) ]	58,768 (US$529 million [26,603	) ]	1.55-2.15	Unsecured	Jun. 2018 to Jun. 2021
Euro bonds payable in A$	Jun. 2013 to Jun. 2016	73,535 (A$834 million [16,452	) ]	60,080 (A$681 million [27,838	) ]	2.85-4.25	Unsecured	Jun. 2018 to Jun. 2021
Subordinated bonds payable in yen	Mar. 2010 to Jun. 2012	229,378		229,691 [30,000	]	1.36-1.92	Unsecured	Mar. 2020 to Oct. 2025
Euro subordinated bonds payable in yen	Apr. 27, 2010	10,000		10,000		2.61	Unsecured	Apr. 26, 2030

Subsidiaries: *2
Short-term bonds	Jun. 2017 to Mar. 2019	847,299 [847,299	]	793,999 [793,999	]	(0.00)-0.05	Unsecured	Apr. 2018 to Sep. 2019
Straight bonds	Feb. 2006 to Mar. 2019	2,276,428 (US$4,569 million (A$2 million (THB110,323 million (CNY85 million (GBP10 million [650,867	) ) ) ) ) ]	2,180,172 (US$1,722 million (EUR124 million (A$2 million (KHR120,658 million (THB121,363 million (CNY152 million (GBP10 million [551,664	) ) ) ) ) ) ) ]	0.00-34.00	*3	Jan. 2018 to Dec. 2048
Subordinated bonds	Aug. 1997 to Nov. 2017	248,652 (US$61 million (THB42,000 million [36,767	) ) ]	209,875 (US$59 million (THB41,997 million [1,312	) ) ]	0.16-11.85	Unsecured	Sep. 2018 to Sep. 2036
Undated subordinated bonds	Dec. 29, 2008	10,000		—		3.26	Unsecured	—

Total	—	¥11,553,545		¥12,973,672		—	—	—

(Notes)

*1.	“the Bank” refers to MUFG Bank, Ltd., and “the Trust Bank” refers to Mitsubishi UFJ Trust and Banking Corporation.
*2.

Subsidiaries include MUFG Americas Holdings Corporation, MUFG Securities EMEA plc, BTMU (Curacao) Holdings N.V., Bank of Ayudhya Public Company Limited, EASY BUY Public Company Limited, Mitsubishi UFJ Morgan Stanley Securities Co., Ltd., Mitsubishi UFJ Securities Holdings Co., Ltd., Mitsubishi UFJ NICOS Co., Ltd., and ACOM CO., LTD., etc.

*3.	The straight bonds payable as of March 31, 2018 include 6 series of secured straight bonds payable issued by MUFG’s consolidated subsidiaries. The remaining series are unsecured.
4.	“( )” represents the amounts expressed in the foreign currencies payable.
5.	“[ ]” represents the amounts expected to be redeemed within one year.
6.	Annual maturities of bonds payable as of March 31, 2019 were as follows:

Year ending March 31	(in millions of yen)
2020	¥1,971,267
2021	1,293,156
2022	1,604,258
2023	1,110,275
2024	1,043,844

22.	Borrowed Money, Lease Liabilities and Commercial Paper

“Borrowed money,” “Lease liabilities” and “Commercial paper” as of March 31, 2018 and 2019 were as follows:

	(in millions of yen)
	March 31, 2018	March 31, 2019
Borrowings from banks and other due 2018-2046 at 0.61% on average	¥16,399,502	¥16,268,170
Bills rediscounted	—	—

Total borrowed money	¥16,399,502	¥16,268,170
Lease liabilities due 2018-2038	12,123	14,905
Commercial paper at 2.48% on average	2,181,995	2,316,338

(Notes)

1.

The interest rates above are calculated using the weighted-average method based on the interest rates and balances as of March 31. The average interest rate on lease liabilities is not presented above because lease liabilities are recorded in the accompanying consolidated balance sheets on a basis of the total amount of lease payments before deduction of interest in certain consolidated companies.

2.

Since the commercial banking business accepts deposits and raises and manages funds through the call loan and commercial paper markets in the ordinary course of business, this note 22. shows details of Borrowed money included in Liabilities and Lease liabilities included in Other liabilities in the accompanying consolidated balance sheets.

3.	“Commercial paper” is issued in the form of promissory notes as a funding operation.

Annual maturities of borrowings as of March 31, 2019 were as follows:

Year ending March 31	(in millions of yen)
2020	¥3,655,399
2021	8,381,405
2022	2,016,205
2023	703,693
2024	399,397

Annual maturities of lease liabilities as of March 31, 2019 were as follows:

Year ending March 31	(in millions of yen)
2020	¥4,101
2021	3,348
2022	2,665
2023	1,749
2024	634